Form 10-K, Exhibit 13
period 1993-12-31
MILLIPORE CORP
filed 1994-03-28
CIK 66479

Exhibit (13)
            Management's Discussion and Analysis

                           General

On  November  11,  1993, the Company's Board  of  Directors
approved  a  plan  to divest operations  of  the  Company's
Instrumentation    Divisions,   which    serve    primarily
chromatography  and bioscience markets.   These  divisions,
which represented separate product lines with separate customers, are accounted for as discontinued operations. The Company expects to realize a net gain in 1994 upon disposition of these divisions. The consolidated statement of income in 1993 includes the results of discontinued
operations  through  November  11,  1993.   The  loss  from
discontinued operations during this period includes the impact of a $13.0 million restructuring charge recorded in the first quarter of 1993. The following discussion on results of operations applies to continuing operations.

                    Results of Operations

Consolidated net sales increased 4 percent in 1993  to  $445
million.   Sales  growth  rates,  measured  both  in   local
currencies and in U.S. dollars, are summarized in the table below.


                 Sales growth rates            Sales growth rates
            measured in local currencies    measured in U.S. dollars
                   1993  1992  1991            1993   1992   1991
Americas            6%   (1%)   5%               6%    (1%)    5%
Europe              4%    9%    5%              (7%)   12%     4%
Asia/Pacific       10%   (6%)  17%              18%    (2%)   25%
 Consolidated       6%    1%    8%               4%     3%     9%

Sales growth in the Americas in 1993 was 6 percent following a decline of 1 percent in 1992, as sales to microelectronics and  biotechnology customers grew faster  in  1993  than  in
1992.  Sales of the Company's laboratory water products were also  strong in 1993.  In Europe, sales growth slowed  to  4 percent  following a strong 1992.  Sales growth was  impeded by  increased  competition  and a recessionary  environment, particularly in the laboratory and laboratory water markets.
Also, sales of large process systems were lower in 1993 than in 1992.  Sales in Japan grew 2 percent in 1993 following  a decline of 11 percent in 1992, as sales growth was adversely impacted  by  a weak Japanese economy, particularly  in  the microelectronics  market.  Sales growth in  the  balance  of
Asia  continued to be strong in 1993 led by strong sales  to the  microelectronics customers in Korea.  Foreign  currency exchange rates had a 2 percent net unfavorable impact on sales growth in 1993, compared to a 2 percent net favorable impact in 1992 and a 1 percent net favorable impact in 1991. Though a weaker dollar will benefit, and a stronger dollar will affect adversely,  future  operations, the  Company  is  unable  to predict  future  currency movements and  to  quantify  their
effect  on  income.   The  Company sells  a  wide  range  of
products  in  many  worldwide  industrial  markets.    Price
changes and inflation have not significantly affected the comparability of sales during the past three years.

Gross Margins were 56.5 percent in 1993, 54.2 percent in 1992, and 53.1 percent in 1991. Excluding the charges for EPA settlements and the accrual of costs associated with increasing the efficiency of our manufacturing operations in 1992, margins in 1992 were 56.3 percent. The slight improvement in margins in 1993 was primarily due to continued cost reduction activities in the Company's manufacturing operations.

Selling, General and Administrative (S,G&A) expenses, excluding the effects of foreign exchange grew 6 percent in 1993, 10 percent in 1992 and 11 percent in 1991. The Company continued its focus on cost control in 1993 in light of lower sales growth rates, as headcount levels were flat in 1993 compared to 1992.

Research  and  Development Expenses  (R&D)  increased  by  6 percent in 1993, following a marginal increase in 1992 and an increase of 10 percent in 1991. The Company continued to fund all major programs in 1993.

The Loss on Sale of Business reflects the loss taken on the sale of the Company's environmental testing business Resource Analysts Inc. (RAI) in 1992. The business was sold because it no longer fit with the Company's long-term strategic goals.

Net Interest Expense in 1993 was slightly higher than in 1992 and 1991, primarily due to higher net borrowings during the first half of 1993 and slightly lower capitalized interest on facilities projects. Overall, effective interest rates in 1993 were slightly lower than in 1992 and 1991.

The Provision for Income Taxes was 22.5 percent of pre-tax income in 1993, as compared to 22.5 percent in 1992 and 28.9 percent in 1991. The Company continues to benefit from low tax rates in Puerto Rico and tax incentives attributable to its U.S. export operations.

Extraordinary Loss on Early Extinguishment of Debt reflects the after tax cost recorded by the Company in the fourth quarter to pre-pay it's $100 million note, which bore interest at 9.2 percent and was callable in 1995. In March 1994, the Company issued a new $100 million note bearing interest at 6.78 percent.

Earnings Per Share for the past three years include a number of charges resulting from either specific transactions or adoption of new accounting pronouncements. Earnings per share from continuing operations adjusted for these events are summarized as follows:

                               1993      1992      1991
Earnings from continuing
 operations after accounting
 changes and charges          $1.62     $1.07     $1.27

Adoption of new Accounting
 Pronouncements:
   SFAS #106 Charges
    - cumulative impact           -       .19         -
   SFAS #109 Charges              -         -       .11

Charges                         .13       .34         -

Earnings from continuing
 operations before accounting
 changes and charges          $1.75     $1.60     $1.38

The charge in 1993 resulted from the early extinguishment of the Company's long-term debt. The charges in 1992 resulted from providing for the settlement of all known environmental disputes with the Environmental Protection Agency (EPA), the sale of the Company's environmental testing business (RAI), and an additional charge taken to cover costs of increasing the efficiencies of our manufacturing operations.

                      Legal Proceedings

The potential settlement amount of all environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company has been named a potential responsible party by the EPA is significant. It is unlikely, however, that the Company's share of these costs will have a material impact on the financial condition of the Company. The Company is only one of many potentially responsible parties named at each site. Additionally, in certain instances the Company believes that its insurance will cover a portion of the costs incurred. In 1992, the EPA unexpectedly proposed settlements for several of these sites. Based on these proposed settlements and all other information available to management, the Company recorded a provision of $5.8 million against cost of sales in 1992, which, in management's best estimate, will be sufficient to satisfy all known claims by the EPA. No individual settlement to date has had a material impact on the Company's financial condition.

            Capital Resources and Liquidity

In 1993, the Company generated $34 million of cash from continuing operations, compared to using $14 million in 1992 and $6 million in 1991. Cash provided by operations continues to be the Company's primary source of funding working capital requirements and capital expenditures. In 1993, cash flow from continuing operations, net of working capital requirements, was $73 million compared to $47 million in 1992. The improved cash flow from continuing operations in 1993 was primarily driven by a $15 million decrease in spending on inventory in 1993.

Capital expenditures by continuing operations were significantly lower in 1993 than in 1992 and 1991 as the Company spent less on facility expansions. The Company expects capital expenditures in 1994 to be comparable with 1993. At December 31, 1993 the Company had no significant commitments for capital expenditures.

The Company has $41 million of cash and short-term investments on hand at the end of 1993, which along with the Company's strong financial position, provides a high degree of flexibility in financing future requirements. In addition, the Company prepaid it's $100 million note callable in 1995 and secured a new $100 million note due in 2004.

                          Dividends

The quarterly dividend was increased in the second quarter of 1993 from $0.13 to $0.14 per share. Dividends paid in 1993 were $15.1 million.

Consolidated Statements of Income

Millipore Corporation

Year ended December 31
(In thousands except per share data)      1993        1992         1991

Net sales                             $ 445,366    $ 427,188    $415,075
Cost of sales                           193,575      195,462     194,557
     Gross profit                       251,791      231,726     220,518
Selling, general and
  administrative expenses               145,647      142,701     129,593
Research and development expenses        34,952       32,953      32,633

     Operating income                    71,192       56,072      58,292
Loss on sale of business                      -       (2,415)          -
Interest income                           4,069        6,888       6,182
Interest expense                        (12,038)     (14,692)    (13,984)

     Income from continuing
       operations before income taxes    63,223       45,853      50,490
Provision for income taxes               14,225       10,317      14,570

Income from continuing operations before
  extraordinary item and cumulative effect of
  change in accounting principle         48,998       35,536      35,920

Earnings (loss) from discontinued
 operations                             (10,851)       2,715      18,645

Income before extraordinary item and
  cumulative effect of change in accounting
  principle                              38,147       38,251      54,565

Extraordinary item - loss on early
  extinguishment of debt                  3,544            -           -

Cumulative effect of change in accounting
  for postretirement benefits other
  than pensions                               -        5,068           -

     Net income                       $  34,603    $  33,183   $  54,565
Income per share
     Income from continuing operations$    1.75    $    1.26   $    1.27
     Net income per common share      $    1.24    $    1.17   $    1.93
Weighted average common
  shares outstanding                     27,951       28,242      28,294

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Millipore Corporation

December 31
(In thousands)                                                1993       1992

Assets
Current assets:
     Cash                                                   $2,140     $1,915
     Short-term investments                                 38,502     68,536
     Accounts receivable (less allowance for
       doubtful accounts of $3,063 in 1993
       and $1,752 in 1992)                                  99,655     94,627
     Inventories                                            65,187     72,279
     Other current assets                                   12,790     13,915
     Net current assets of discontinued operations         138,687    147,480

     Total current assets                                  356,961    398,752
Property, plant and equipment, net                         194,895    195,070
Intangible assets (less accumulated amortization
 of $1,169 in 1993 and $911 in 1992)                         2,769      1,670
Other assets                                                48,332     45,957
Net long-term assets of discontinued operations             99,647    106,194

Total assets                                              $702,604   $747,643

Liabilities and Shareholders' Equity
Current liabilities:
     Notes payable and current portion of long-term debt   $51,420   $112,064
     Accounts payable and accrued expenses                  57,505     51,465
     Dividends payable                                       3,921      3,633
     Accrued retirement plan contributions                   2,547      2,706
     Accrued and deferred income taxes payable               4,894      5,431

     Total current liabilities                             120,287    175,299
Long-term debt                                             102,047    103,240
Other liabilities                                           19,116     16,269
Commitments and contingent liabilities                           -          -
Shareholders' equity:
     Common stock, par value $1.00 per share, 80,000 shares
       authorized.  28,344 shares issued
       as of December 31, 1993 and 1992                     28,344     28,344
     Additional paid-in-capital                             16,803     16,524
     Retained earnings                                     434,988    416,563
     Translation adjustments                               (7,624)      4,028
                                                           472,511    465,459

     Less: Treasury stock at cost, 341 and 370 shares as of
      December 31, 1993 and 1992, respectively              11,357     12,624

     Total shareholders' equity                            461,154    452,835

Total liabilities and shareholders' equity                $702,604   $747,643

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Millipore Corporation

Year ended December 31, 1991, 1992 and 1993
(In thousands)
                                     Additional                                         Total
                       Common Stock    Paid-in  Retained Translation Treasury Stock  Shareholders'
                     Shares Par Value  Capital  Earnings Adjustments Shares   Cost      Equity
Balance at
 January 1, 1991     28,344  $28,344   $14,219  $360,954  $24,984     (107)  $(1,493)  $427,008
Net income                                        54,565                                 54,565
Cash dividends
 declared,
 $0.47 per share                                 (13,098)                               (13,098)
Treasury stock
 acquired                                                             (391)  (15,938)  (15,938)
Stock options
 exercised                                        (3,517)              384    13,444     9,927
Employees' stock
 purchase plan
 proceeds                                           (330)               45     1,621    1,291
Incentive plan
  awards                                              69                69     2,366    2,435
U.S. tax benefit
  from stock plan
  activity                                1,524                                         1,524
Translation
  adjustments                                              (3,218)                    (3,218)
Balance at
  December 31, 1991  28,344  $28,344    $15,743 $398,643  $21,766        0       $0  $464,496
Net income                                        33,183                               33,183
Cash dividends
  declared,
  $0.51 per share                                (14,376)                             (14,376)
Treasury stock
  acquired                                                            (484) (16,777)  (16,777)
Stock options
  exercised                                         (889)              111    4,033     3,144
Employees' stock
  purchase plan
  proceeds                                             2                 3      120       122
U.S. tax
  benefit from
  stock
 plan activity                               781                                          781
Translation
  adjustments                                            (17,738)                     (17,738)
Balance at
  December 31, 1992   28,344  $28,344   $16,524 $416,563  $4,028      (370) $(12,624)$452,835
Net income                                        34,603                               34,603
Cash dividends
  declared,
  $0.55 per share                                (15,396)                             (15,396)
Treasury stock
  acquired                                                            (112)   (3,427)  (3,427)
Stock options
  exercised                                         (899)              104     3,468    2,569
Employees' stock
  purchase plan
  proceeds                                           (32)               10       353      321
Incentive plan
  awards                                             161                22       721      882
Stock Awards                                         (12)                5       152      140
U.S. tax benefit
  from stock plan
  activity                              279                                                 279
Translation
  adjustments                                              (11,652)                    (11,652)
Balance at
  December 31, 1993   28,344 $28,344 $16,803    $434,988   $(7,624)    (341) $(11,357)$461,154

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Millipore Corportion

Year ended December 31
(In thousands)                                      1993      1992      1991

Cash Flows From Operating Activities:

Net income                                       $34,603   $33,183   $54,565
Adjustments to reconcile net income to
 net cash provided by continuing operations
     Net loss (income) from discontinued
      operations                                  10,851    (2,715)  (18,645)
     Depreciation and amortization                23,775    23,507    20,905
     Deferred income tax provision               (1,745)       225    10,731
     Extraordinary item-loss on
        extinguishment of debt                     3,544        -         -
     Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable (5,440)     8,348  (10,939)
      Decrease (increase) in inventories           6,398   (8,269)     2,250
      Decrease (increase) in other current assets    763     1,276   (2,251)
      (Increase) in other assets                 (1,981)  (16,003)   (5,181)
      Increase (decrease) in accounts payable
        and accrued expenses                       3,740   (2,475)   (5,608)
      (Decrease) increase in accrued retirement plan
        contributions                              (104)       600      (12)
      (Decrease) increase in accrued
        income taxes payable                     (1,002)    (2,111)    3,474
      Increase - Other                                53    11,898       585

     Net cash provided by continuing operations   73,455    47,464    49,874
     Net cash provided by discontinued operations  8,708     4,691     9,842

Net cash provided by operating activities         82,163    52,155    59,716

Cash Flows From Investing Activities:
Additions to property, plant and equipment, net (24,469) (33,906) (40,660) Net investing activities of
 discontinued operations                         (9,357)  (11,018)   (7,668)

Net cash used for investing activities          (33,826)  (44,924)  (48,328)

Cash Flows From Financing Activities:
Treasury stock acquired                          (3,427)  (16,777)  (15,938)
Issuance of treasury stock under stock plans       3,912     3,266    13,653
(Decrease) increase in short-term debt          (59,887)    20,137    26,548
(Decrease) in long-term debt                     (1,222)   (2,988)   (1,320)
Dividends paid                                  (15,108)  (14,093)  (12,814)

Net cash (used for) provided by financing
 activities                                     (75,732)  (10,455)    10,129
Effect of foreign exchange rates on cash and
 short-term investments                          (2,414)   (2,765)     (442)

Net (decrease) increase in cash and short-term
 investments                                    (29,809)   (5,989)    21,075
Cash and short-term investments on January 1      70,451    76,440    55,365

Cash and short-term investments on
 December 31                                   $  40,642 $  70,451 $  76,440

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
(In thousands except per share data)

Note A - Summary of Significant Accounting Policies

     Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

     Translation of Foreign Currencies

For most of the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date, revenues and expenses are translated at average exchange rates prevailing during the period, and elements of shareholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in shareholders' equity. For the Company's subsidiary in Brazil, where inflation is very high, the translation is the same except that inventories, cost of sales, property, plant and equipment, and depreciation are translated at historical rates. Resulting translation gains and losses for this subsidiary are included in income. Net losses from foreign currency transactions and translations of $867 in 1993, $1,767 in 1992, and $715 in 1991 were included in selling, general and administrative expenses.

     Short-term Investments

Short-term investments consist primarily of government securities and certificates of deposit and are carried at cost plus accrued interest, which approximates market value.

     Inventories

The Company values all of its inventories at the lower of cost or market, principally on a last-in, first-out (LIFO) basis. The remaining inventories are valued on a first-in, first-out (FIFO) basis.

     Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation on assets acquired before January 1, 1989 generally is provided using accelerated methods over the estimated useful lives of the assets. Assets acquired after January 1, 1989 primarily are depreciated using straight-line methods. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and related gains or losses reflected in income.

     Intangible Assets

Intangible assets consist primarily of licenses. Intangible assets are amortized on a straight-line basis over appropriate periods not exceeding 10 years.

     Income Taxes

In 1992, the Company adopted the provisions of SFAS #109 "Accounting for Income Taxes." As discussed more fully in Note H, deferred income taxes under SFAS #109 are determined on the liability method. The Company provides deferred income taxes on the unremitted earnings of foreign and Puerto Rican subsidiaries which are expected to be repatriated.

     Treasury Stock

Treasury stock is recorded at its cost on the date acquired and is relieved at its weighted average cost upon reissuance. The excess of the cost over proceeds of treasury stock reissued is charged to retained earnings.

     Net Income Per Common Share

Net income per common share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding for the period.

     Postretirement Benefits Other Than Pensions

In 1992, the Company adopted the provisions of SFAS #106 "Employers' Accounting for Postretirement Benefits Other than Pensions." This new standard, discussed more fully in Note L requires that the expected cost of retiree health benefits be expensed during the years employees render service rather than the Company's prior practice of recognizing these costs on a cash basis.

     Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the 1993 presentation.

Note B - Discontinued Operations

On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which serve primarily chromatography and bioscience markets. The operating results of these businesses, which have been classified as discontinued operations in the accompanying consolidated financial statements, are summarized as follows:

                                      1993       1992      1991
                                    through
                                   11/11/93

Net sales                          $279,303    $349,813   $346,314

Pre-tax income (loss)              $(14,001)     $5,632    $26,226

Provision (credit)
  for income taxes                   (3,150)      1,267      7,581

Cumulative effect of change
 in accounting for post-
 retirement benefits                      -       1,650         -

Net income (loss)                 $ (10,851)    $ 2,715   $ 18,645

Earnings (loss) per share         $   (0.38)    $  0.10   $   0.66

The operating results for 1993 are for the period ended November 11, 1993, the date the divestiture plan was approved. In the first quarter of 1993, the Company recorded a restructuring charge of $13.0 million to cover costs associated with reorganizing and restructuring the Company's chromatography division into more market-focused customer-oriented business units. The restructuring charge covered the cost of severance and other personnel related items resulting from the reorganization.

The operating results from November 11, 1993 to the date of divestiture will be deferred until the divestiture is completed. The Company expects to realize a net gain in 1994 upon the sale of these businesses.

Net current and long-term assets of discontinued operations consist primarily of accounts receivable, inventory, property, plant and equipment, intangibles, and accounts payable, and have been classified separately in the accompanying consolidated balance sheets.



Note C - Inventories

Inventories at December 31 consisted of the following:
                                         1993         1992

Raw materials                        $ 18,782     $ 17,778
Work in process                         7,852        9,004
Finished goods                         38,553       45,497
                                     $ 65,187     $ 72,279

The value of inventories determined using the LIFO cost method was $47,097 or 72 percent of the total at December 31, 1993 and $50,793 or 70 percent of the total at December 31, 1992. If these inventories had been valued using the FIFO cost method, they would have been $48,847 at December 31, 1993 and $53,244 at December 31, 1992.

Note D - Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

                                         1993         1992
Land                                $   6,966    $   6,939
Leasehold improvements                 16,108       11,669
Buildings and improvements            108,054      104,041
Production and other equipment        206,207      183,179
Construction in progress               20,631       35,352
                                      357,966      341,180
Less: accumulated depreciation and
      amortization                    163,071      146,110

                                   $  194,895   $  195,070

Note E - Notes Payable and Current Portion of Long-term Debt

Short-term borrowings and related lines of credit at December 31 are summarized as follows:
                                               1993        1992
Notes payable and current portion of
long-term debt:
   Notes payable                           $ 50,802    $111,489
   Current portion of long-term debt            618         575
                                           $ 51,420    $112,064

Unused lines of credit                     $240,755    $192,347
Average amount outstanding at month-end
during the year                             $94,465    $132,696
Maximum month-end amount outstanding
 during the year                           $129,332    $182,439
Weighted average interest rate during the year 4.3%         5.1%
Weighted average interest rate at year-end     4.5%         4.7%

Notes payable generally consist of renewable, uncollateralized borrowings under lines of credit that are denominated in various currencies and bear interest at prevailing rates.

Note F - Long-term Debt

Long-term debt at December 31 consisted of the following:
                                                    1993       1992

Notes payable with interest rates
 of 9.2% due in 1998                            $100,000   $100,000
Other notes payable with average interest of 5.9% in
      1993 and 7.0% in 1992, due through 2005      2,665      3,815
                                                 102,665    103,815
Less: Current portion                              (618)      (575)

Long-term debt                                  $102,047   $103,240

In the fourth quarter of 1993, the Company entered into an agreement to retire the $100,000 notes payable before their call date of March 30, 1995. Accordingly, the Company recorded an extraordinary charge of $5,906 ($3,544 net of income taxes or $0.13 per share) in December, 1993 to reflect the cost of extinguishing the notes. In March, 1994, the Company issued $100,000 of 6.78% notes due in 2004. Interest is payable semi-annually on these notes beginning in September 1994.
     Long-term debt, including current portion and after consideration of the events discussed above, matures as follows:

Year ended December 31, 1994                       $    618
Year ended December 31, 1995                            562
Year ended December 31, 1996                            454
Year ended December 31, 1997                            247
Year ended December 31, 1998                            249
Years subsequent to December 31, 1998               100,535

     Certain notes contain covenants relating to maintenance of current asset levels, cash dividends and limitations on long-term debt. The Company is in compliance with all such covenants.
     The Company capitalized interest costs associated with the construction of certain assets of $1,301 in 1993, $1,561 in 1992, and $1,645 in 1991.
Interest paid on debt during 1993, 1992, and 1991 amounted to $13,356, $16,637, and $15,263, respectively.

     The Company had partially hedged its foreign currency net asset exposure by entering into a currency swap which was to mature in 1995. Under the terms of the original swap, the Company exchanged $100,000 of dollar debt service obligations for foreign obligations of 9,936,000 yen and 33,193 DM. The Company's foreign currency obligations had an effective weighted average interest rate of 6.02 percent in 1993. The effects of foreign currency exchange rate fluctuations resulting from these swap agreements are included in translation adjustments and in transaction gains/losses. Unrealized losses on these swap agreements of $8,020 at December 31, 1993 and $92 at December 31, 1992 are included in other assets in the consolidated balance sheets.

     In January, 1994, the Company closed out the yen denominated swap and simultaneously exchanged $80,000 of dollar debt service obligation for a yen denominated obligation of 8,760,000 yen, which bears interest at a rate of
4.49 percent.  The swap matures in 2004.

Note G - Foreign Exchange

In the fourth quarter of 1992, the Company entered into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain transactions in 1993. A gain of $2.3 million was realized on these contracts and was recorded in cost of sales in 1993. In the fourth quarter of 1993, the Company has again entered into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain transactions. The gains or losses on these contracts will be included in income when the operating revenues and expenses related to the underlying transactions are recognized. Contracts open at December 31, 1993, aggregating $85,000, have an unrealized gain of $1,000. All open contracts have maturities which do not exceed fifteen months.


Note H - Income Taxes

     The Company has provided for income taxes on both continuing and discontinued operations according to the provisions of SFAS #109 "Accounting for Income Taxes" which the Company adopted in 1992. Data related to the provisions for income taxes are summarized as follows:


                                             1993       1992      1991

Domestic and foreign income before income taxes:
          Domestic                        $16,690    $27,077   $51,530
          Foreign                          32,532     24,408    25,186
                                           49,222     51,485    76,716
Less: (income) loss from discontinued
      operations                           14,001     (5,632)  (26,226)
Income from continuing operations before
 income taxes                             $63,223    $45,853   $50,490

Domestic and foreign provisions for income taxes:
          Domestic                        $(2,781)   $ 2,842   $ 8,589
          Foreign                          13,356      8,242    13,063
          State                               500        500       499
                                           11,075     11,584    22,151
Less:  portion applied to discontinued
       operations                           3,150     (1,267)   (7,581)
                                          $14,225    $10,317   $14,570

Current and deferred components of the provision
  for income taxes:
          Current                         $12,820    $11,359   $11,420
          Deferred                         (1,745)       225    10,731
                                          $11,075    $11,584   $22,151

Components of the deferred income tax provisions:
          Intercompany and inventory-related
           transactions                  $(2,241)    $2,542      $545
          Unremitted foreign earnings           -        -       (802)
          Depreciation                    (1,232)      (111)      530
          Costs related to business dispositions-         -       438
          Restructuring charge                  -       576     8,813
          Provision for postretirement benefits other
           than pensions                    (419)      (555)        -
          Other                            2,147     (2,227)    1,207
                                         $(1,745)  $    225   $10,731

Summary of the differences between the Company's consolidated effective tax rate and the United States statutory federal income tax rate:

U.S. statutory income tax rate          35.0%          34.0%     34.0%
Puerto Rico tax rate benefits          (11.9)          (9.8)     (8.0)
Excess foreign over U.S. tax rate        5.6              -       6.4
State income tax, net of federal income tax
 benefit                                  .7             .6        .4
Foreign Sales Corporation income
 not taxed                              (4.6)          (4.1)     (2.8)
U.S. tax credits                           -             -       (1.8)
Other                                   (2.3)           1.8        .7
Effective tax rate applicable
 to operations                          22.5%          22.5%     28.9%

Net deferred tax assets result from temporary differences in the recognition of revenues and expenses for financial statement and income tax purposes. Components of the net deferred tax assets are as follows:

                                      1993             1992

Intercompany and inventory         $18,698           $16,457
related transactions

Postretirement benefits other
 than pensions                       4,435             4,016

Tax credits (including foreign tax
 credits on unremitted earnings)    21,800            17,640

U.S. net operating loss
 carryforwards                      14,001            12,000

Other, net                           1,248            (4,183)
                                    60,182            45,930

Valuation allowance                (19,390)          (15,526)

Net deferred tax asset            $ 40,792          $ 30,404

Net deferred tax assets are classified in other assets in the balance sheet. The valuation allowance is provided primarily against foreign tax credits which can be utilized against future taxable income in the United States after the utilization of other carryforwards and expire no later than 1996.

The reduction in tax expense attributable to tax exemptions on the Company's operations in Puerto Rico was $5,843 in 1993, $5,035 in 1992, and $6,275 in 1991 or $.21, $.18, and $.22 per share, respectively. Tax exemptions relating to these operations are effective through 2004. Income taxes paid during 1993, 1992, and 1991 were $15,185, $18,634 ,and $10,753 respectively.

Note I - Legal Proceedings

The Company has been notified in a number of instances that the United States Environmental Protection Agency (EPA) has determined that a release or a substantial threat of a release of hazardous substances (Release) as defined in Section 101 of the Comprehensive Environmental Response Compensation and Liability Act of 1980 as amended by the Superfund Amendments and Reauthorization Act of 1986 (the so-called "Superfund" law) has occurred at certain sites to which chemical wastes generated by the manufacturing operations of the Company have been sent. These notifications typically also allege that the Company may be a responsible party under the law with respect to any remedial action needed to control or prevent any such Release. Under the law the EPA may undertake remedial action and responsible parties may be liable, without regard to fault or negligence, for all costs incurred. In several of these instances the EPA has issued a proposal for remedial action it considers necessary to protect the environment. In each instance the Company was only one of a large number of corporations and entities which received such notification, and anticipates that any ultimate liability for remedial costs will be shared by others. In 1992, the  EPA  unexpectedly  proposed settlements for  several  of  these sites. Based on those proposed settlements and all other information available to management, the Company recorded a provision of $5,800 against cost of sales which, in management's best estimate will be sufficient to satisfy all know claims by the EPA. The Company has paid a total of $13,900 to date to satisfy environmental claims. The aggregate of further potential liabilities is not expected to have a material adverse effect on the Company's financial condition.

   Eastern Enterprises has filed a lawsuit against the Company alleging misrepresentations made in connection with its 1989 purchase of the Company's Process Water Division. The Company believes it has meritorious defenses against all claims. Although the Company is unable to predict with certainty the outcome of this matter, its ultimate disposition is not expected to have a material adverse effect on the Company's financial condition.

Note J - Leases

Lease agreements cover sales offices, warehouse space, computers and automobiles. These leases have expiration dates through 2026. Certain land and building leases contain renewal options for periods ranging from five to ten years and purchase options at fair market value. Rental expense was $10,878 in 1993, $8,880 in 1992, and $7,706 in 1991. At December 31, 1993 future minimum rents payable under noncancelable leases with initial terms exceeding one year were as follows:

     1994        $10,615
     1995          9,056
     1996          6,851
     1997          6,146
     1998          5,142
     1999 - 2026  48,617

Note K - Stock Plans

Stock Option Plan

Under the Company's Combined Stock Option Plan, stock options to purchase Millipore common stock may be granted to employees. The plan provides that the option price per share may not be less than the fair market value of the stock at the time the option is granted and that options must expire not later than 10 years from the date of grant. Plan data are summarized as follows:
                                               1993     1992    1991
Option shares:
   Outstanding at beginning of period         2,431    2,207   2,136
   Issued during period                         516      510     527
   Exercised during period                     (100)    (111)   (384)
   Canceled during period                      (127)    (175)    (72)
   Outstanding at end of period               2,720    2,431   2,207
Exercisable at end of period                  1,536    1,254   1,073
Shares available for granting of options
 at end of period                               879      270     604
Average price of outstanding options
 at end of period                            $33.34   $32.70  $32.14
Average price of exercised options
 during the period                           $24.51   $28.22  $25.95

Shares available include 1,000 shares authorized by the Board of Directors in December, 1993 subject to shareholder approval at the Annual Meeting in April, 1994.

Non-Employee Director Stock Option Plan

In 1990, a stock option plan for Non-Employee Directors was approved by the Company's shareholders. Under this plan, stock options to purchase up to 100 shares of Millipore common stock may be granted to non-employee directors of the Company. The plan provides that the option price per share may not be less then the fair market value of the stock at the time the option is granted. At December 31, 1993, 59 options have been issued and 54 are outstanding.

Employees' Stock Purchase Plan

Under the Company's Employees' Stock Purchase Plan, all employees of the Company and its subsidiaries who have 90 days continuous service prior to the beginning of the plan year, May 1, may purchase shares of Millipore common stock by payroll deduction. The purchase price per share during the plan year is the lesser of the fair market value of the common stock at the time of purchase or on May 1.

  In 1993, 1992, and 1991 shares issued under the plan were 10, 3, and 45, respectively. As of December 31, 1993, 117 shares of Millipore common stock were available for sale to employees under the plan.

Incentive Plan for Senior Management

Under this plan, Millipore common stock is awarded to key members of senior management at no cost to them. The stock cannot be sold, assigned, transferred or pledged during a restriction period which is normally four years. Shares are subject to forfeiture should employment terminate during the restriction period.

  The stock issued under the plan is recorded at its fair market value on the award date; the related deferred compensation is amortized to selling, general and administrative expenses over the restriction period. At the end of 1993, 1992, and 1991, 133, 114, and 160 shares, respectively, were outstanding under the plan. Plan expense was $833 in 1993, $924 in 1992, and $1,159 in 1991. As of December 31, 1993, 78 shares of Millipore common stock were available for future awards under this plan.

Note L - Employee Retirement Plans

Participation and Savings Plan

The Millipore Corporation Employees' Participation and Savings Plan (Participation and Savings Plan), maintained for the benefit of all full-time U.S. employees, combines both a defined contribution plan (Participation
Plan) and an employee savings plan (Savings Plan). Contributions to the Participation Plan are allocated among the U.S. employees of the Company who have completed at least two years of continuous service on the basis of the compensation they received during the year for which the contribution is made. The Savings Plan allows employees with one year of continuous service to make certain tax-deferred voluntary contributions which the company matches with a 25 percent contribution (50 percent contribution for employees with 10 years of service). Total expense under the Participation and Savings Plan was $8,679 in 1993, $8,520 in 1992, and $8,143 in 1991.

Retirement Plan

The Company's Retirement Plan for Employees of Millipore Corporation (Retirement Plan) is a defined benefit plan for all U.S. employees which provides benefits to the extent that assets of the Participation Plan, described above, do not provide guaranteed retirement income levels. Guaranteed retirement income levels are determined based on years of service and salary level as integrated with Social Security benefits. Employees are eligible under the Retirement Plan after one year of continuous service and are vested after 5 years of service. For accounting purposes, the Company uses the projected unit credit method of actuarial valuation. The actuarial method for funding purposes is the entry age normal method. The Company contributes annually to the Retirement Plan, subject to Internal Revenue Service and ERISA funding limitations. No contributions were required for 1993 and 1992.

  The following table summarizes the funded status of the plan and amounts reflected in the Company's consolidated balance sheets at December 31. The projected benefit obligation was calculated using discount and investment return rates of 7.5 percent in 1993 and 8 percent in 1992, and a salary progression rate of 6 percent in both years. Plan assets are invested primarily in common stock, mutual funds and money market funds.
                                                         1993   1992

     Actuarial present value of benefit obligations:
        Accumulated benefit obligation, including
        vested benefits of $2,804 on December 31, 1993 and
         $1,813 on December 31, 1992                  $ 2,983  $ 1,919

        Projected benefit obligation for service
         rendered to date                             $(5,003) $(3,434)
        Plan assets at fair value                       5,663    5,225

        Plan assets in excess of projected
         benefit obligation                               660    1,791
        Unrecognized net actuarial loss                 3,069    1,653
        Unrecognized prior service cost                   413      448
        Unrecognized net asset being amortized
         over 16.7 years                                 (747)    (831)

        Prepaid pension cost included in
          financial statements                        $ 3,395  $ 3,061

     Net pension income includes the following components
        Service cost                                  $   393  $   323
        Interest cost                                    (358)    (260)
        Return on plan assets                             430      393
        Amortization and deferral                        (131)     (46)
        Net pension income                            $   334  $   410


Postretirement Benefits Other Than Pensions

The Company sponsors several unfunded defined benefit postretirement plans covering all U.S. employees. The plans provide medical and life insurance benefits and are, depending on the plan, either contributory or non-contribu-tory. As discussed in Note A, the Company adopted the provisions of SFAS #106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effect-ive January 1, 1992. In adopting this standard, the Company recorded in the first quarter of 1992, a one-time, non-cash charge against earnings from con-tinuing operations of $7,678 before taxes and $5,068 after taxes, or $.19 per share.

     Net periodic postretirement benefit cost included the following components:
                                              1993           1992
Service cost-benefits attributed to service
 during the year                           $   754        $   834
Interest cost on accumulated postretirement
 benefit obligation                            787            800
Net amortization and deferral                 (15)              -

Net periodic postretirement benefit cost   $ 1,526        $ 1,634

Summary information on the Company's plans as of December 31 is as follows:

                                                     1993           1992
Accumulated postretirement benefit obligation:
Retirees and dependents                            $ (3,520)      $ (3,702)
Fully eligible active plan participants                (478)          (368)
Other active plan participants                       (8,171)        (7,743)
Accrued postretirement benefit cost                 (12,169)       (11,813)
Unrecognized gain from past experience  different
  from that assumed and from changes in assumptions    (361)        -
Accrued postretirement benefit obligation          $(12,530)      $(11,813)

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent as of December 31, 1993 and 8 percent as of December 31, 1992. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12 percent in 1993, declining gradually to 6 percent through the year 2003 and remaining level thereafter.

If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1993 would be increased by $2,336 while the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 would be increased by $343.

Note M - Business Segment Information

     Industry Segments

The Company operates in one industry segment. Using primarily membrane technology, the Company develops, manufactures and markets products used for analysis and purification.

     Geographical Segments

The Company operates in the geographical segments indicated in the table below. Sales are reflected in the segment from which the sales are made. The Americas segment includes North and South America. The European region includes Western and Central Europe, Russia, the Middle East and Africa. The Asia/Pacific region includes Japan, Korea, Taiwan, Hong Kong, China, South-east Asia and Australia. Transfer sales between geographical areas are generally made at a discount from list price. Operating profits for each geographical segment exclude general corporate expenses. Identifiable assets consist of those assets utilized within each respective geographic segment and exclude cash and short-term investments, which are classified as corporate assets.

                          Americas   Europe   Pacific Eliminations Total

1993
Sales:
   Unaffiliated
    customers          $168,800  $145,485  $128,840            $443,125
   Unaffiliated export:
    Pacific customers       977                                     977
    European customers    1,264                                   1,264
    Total unaffiliated  171,041   145,485   128,840             445,366
Transfer between areas   85,438    24,513     6,162  (116,113)        -
    Total sales        $256,479  $169,998  $135,002 $(116,113) $445,366
Operating profits      $ 23,180  $ 36,902  $ 27,731            $ 87,813
General corporate expenses                                      (16,621)
Interest expense, net                                            (7,969)
Income from continuing
operations before income taxes                                 $ 63,223
Identifiable assets    $280,941  $138,326  $127,302 $(122,941) $423,628
Corporate assets                                                 40,642
Net current assets of
  discontinued operations                                       138,687
Net long term assets of
  discontinued operations                                        99,647
Total assets                                                   $702,604

1992
Sales:
   Unaffiliated
    customers          $159,458  $154,200  $108,923            $422,581
   Unaffiliated export:
   Pacific customers        908                                     908
   European customers     3,699                                   3,699
    Total unaffiliated  164,065   154,200   108,923             427,188
Transfer between areas   80,944    23,391     7,360  (111,695)        -
    Total sales        $245,009  $177,591  $116,283 $(111,695) $427,188
   Operating profits   $ 23,715  $ 40,962  $  7,186            $ 71,863
General corporate expenses                                     (15,791)
Interest expense, net                                           (7,804)

Loss on sale of business(2,415)                                 (2,415)
Income from continuing
operations before income taxes                                 $ 45,853
Identifiable assets    $268,819  $178,224  $102,035 $(125,560) $423,518
Corporate assets                                                 70,451
Net current assets of
  discontinued operations                                       147,480
Net long term assets of
  discontinued operations                                       106,194
Total assets                                                   $747,643

1991
Sales:
   Unaffiliated
    customers          $162,182  $135,140  $110,115            $407,437
Unaffiliated export:
    Pacific customers     1,943                                   1,943
    European customers    5,695                                   5,695
    Total unaffiliated  169,820   135,140   110,115             415,075
Transfer between areas   76,293    18,901     5,787  (100,981)        -
    Total sales        $246,113  $154,041  $115,902 $(100,981) $415,075
Operating profits      $ 49,101  $ 16,619  $  9,820            $ 75,540
General corporate expenses                                     (17,248)
Interest expense, net                                           (7,802)
Income from continuing
operations before income taxes                                 $ 50,490
Identifiable assets    $253,071  $214,509  $ 97,975 $(136,293) $429,262
Corporate assets                                                 76,440
Net current assets of
  discontinued operations                                       140,364
Net long term assets of
  discontinued operations                                        99,593
Total assets                                                   $745,659

Report of Independent Accountants

     To the Shareholders and Directors of Millipore Corporation:

We have audited the accompanying consolidated balance sheets of Millipore Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millipore Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes A, H and L to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and its accounting for income taxes in 1992.

Boston, Massachusetts                   Coopers & Lybrand
January 24, 1994, except as to the
information presented in Note F, for which the date is March 3, 1994

Eleven-year Summary of Operations

Millipore Corporation

(In thousands except per share)
                       1993     1992       1991      1990     1989      1988

Net sales            $445,366 $427,188  $415,075  $380,983  $365,825  $347,267
Cost of sales         193,575  195,462   194,557   170,049   165,979   161,613

Gross profit          251,791  231,726   220,518   210,934   199,846   185,654
Selling, general and
 administrative
 expenses             145,647  142,701   129,593   117,214    115,951   116,636
Research and devel-
 opment expenses       34,952   32,953    32,633    29,538    28,756    22,336
Restructuring charge      -       -         -       17,103       -         -

Operating income       71,192   56,072    58,292    47,079    55,139    46,682
Other income/loss, net    -     (2,415)      -         -       3,149       -
Interest income         4,069    6,888     6,182     6,723     3,914     3,450
Interest expense      (12,038) (14,692)  (13,984)  (10,418)   (8,543)   (6,543)

Income from continuing
 operations before
 income taxes          63,223   45,853    50,490    43,384    53,659    43,589
Provision for income
 taxes excluding non-
 recurring tax benefit 14,225   10,317    14,570    13,629    11,619    10,955
Nonrecurring benefit     -         -         -         -         -         -

Income from continuing
 operations            48,998   35,536    35,920    29,755    42,040    32,634
Earnings (loss) from
 discontinued
 operations           (10,851)   2,715    18,645    (6,678)   10,462    22,751
Income before
 extraordinary item
 and cumulative effect
 of change in
 accounting principle  38,147   38,251    54,565     23,077   52,502    55,385

Extraordinary item-loss
 on early extinguishment
 of debt                3,544       -        -          -        -         -

Cumulative effect of
 change in accounting for
 postretirement benefits   -      5,068      -          -        -         -
Net income            $34,603   $33,183  $54,565    $23,077  $52,502   $55,385

Net income per common share:
 Income from continuing
 operations             $1.75     $1.26    $1.27      $1.05    $1.48     $1.15
 Net income per
 common share            1.24      1.17     1.93       0.82     1.85      1.96
Cash dividends declared
 per share               0.55      0.51     0.47       0.43     0.39      0.35
Average common shares
 and equivalents       27,951    28,242   28,294     28,307   28,323    28,329

Financial Data

Working Capital      $236,674  $223,453 $250,064   $227,219 $251,486  $251,825
Total assets          702,604   747,643  745,659    688,651  615,038   547,997
Long-term obligations 102,047   103,240  106,306    107,517  106,147   105,946
Shareholders' equity $461,154  $452,835 $464,496   $427,008 $403,827  $362,800

The Company adopted SFAS #109 "Accounting for Income Taxes" during 1992 and restated tax provisions in 1991, 1990 and 1986.

1984 earnings per share include a $.15 per share non-recurring tax benefit from the reversal of all deferred taxes provided on DISC income prior to 1984.

(In thousands except per share)  1987     1986      1985      1984      1983

Net sales                    $298,728  $251,212   $202,411  $193,190  $171,730
Cost of sales                 138,587   117,997     99,427    97,048    85,631

Gross profit                  160,141   133,215    102,984    96,142    86,099
Selling, general and
 administrative expenses       98,730    87,058     66,409    62,777    57,579
Research and development
 expenses                      19,742    16,756     15,132    15,407    14,033
Restructuring charge                -         -          -         -         -

Operating income               41,669    29,401     21,443    17,958    14,487
Other income/loss, net              -         -          -         -         -
Interest income                 2,234     3,066      3,403     4,145     3,129
Interest expense               (3,432)   (3,762)    (3,300)   (3,136)   (3,355)

Income from continuing
 operations before
 income taxes                  40,471    28,705      21,546   18,967    14,261
Provision for income taxes
 excluding nonrecurring
 tax benefit                   10,040    10,538       5,357    5,121     3,824
Nonrecurring benefit                -         -           -   (4,002)        -

Income from continuing
 operations                    30,431     18,167     16,189   17,848    10,437
Earnings (loss) from
 discontinued operations       17,993     14,797     15,541   12,645    10,227
Income before extraordinary
 item and cumulative effect
 of change in accounting
 principle                     48,424     32,964     31,730   30,493    20,664

Extraordinary item-loss on
 early extinguishment of debt       -          -          -        -         -

Cumulative effect of change in accounting
for postretirement benefits         -          -          -        -         -
Net income                    $48,424    $32,964    $31,730  $30,493   $20,664

Net income per common share:
 Income from continuing
 operations                     $1.07      $0.65      $0.59    $0.65     $0.38
 Net income per common share     1.71       1.18       1.15     1.11      0.76
Cash dividends declared per share0.31       0.27       0.24     0.22      0.20
Average common shares and
 equivalents                   28,344     27,931     27,632   27,552    27,270

Financial Data

Working Capital              $168,594   $165,421   $146,334 $121,075  $107,102
Total assets                  452,387    369,414    326,903  283,517   259,700
Long-term obligations           6,378     12,094     13,446   10,630    10,545
Shareholders' equity         $327,604   $283,547   $244,607 $214,289  $192,886

Quarterly Results (Unaudited)

The Company's unaudited quarterly results are summarized below.
(In thousands, except per share data)
                              First    Second   Third  Fourth
                             quarter  quarter  quarter quarter       Year
1993
Net sales                    $105,189  $114,613  $111,854 $113,710 $445,366
Cost of sales                  45,140    49,271    49,587   49,577  193,575
     Gross profit              60,049    65,342    62,267   64,133  251,791
Selling, general and
 administrative expenses       36,555    36,946    36,424   35,722  145,647
Research and development
 expenses                       8,587     9,010     8,652    8,703   34,952
     Operating income          14,907    19,386    17,191   19,708   71,192
Interest (expense), net        (2,217)   (2,083)   (1,968)  (1,701)  (7,969)
     Income from continuing
     operations before
     income taxes              12,690    17,303    15,223   18,007   63,223
Provision for income taxes      2,855     3,893     3,425    4,052   14,225
Income from continuing
 operations                     9,835    13,410    11,798   13,955   48,998
Loss from discontinued
 operations                    (9,083)     (579)   (1,189)      -   (10,851)

Extraordinary item - loss on early
  extinguishment of debt           -        -        -       3,544    3,544
     Net income              $    752  $ 12,831  $ 10,609 $ 10,411 $ 34,603
Per share information
  Income from continuing
 operations                     $0.35     $0.48     $0.42    $0.50    $1.75
  Net income                    $0.03     $0.46     $0.38    $0.37    $1.24
Weighted average common shares
 outstanding                   27,983    27,946    27,921   27,954   27,951

1992
Net sales                    $110,290  $108,300  $104,600 $103,998 $427,188
Cost of sales                  49,268    52,829    45,534   47,831  195,462
     Gross profit              61,022    55,471    59,066   56,167  231,726
Selling, general and
 administrative expenses       34,837    35,868    35,608   36,388  142,701
Research and development
 expenses                       8,373     8,246     8,241    8,093   32,953

     Operating income          17,812    11,357    15,217   11,686   56,072

Loss on sale of business           -     (2,415)        -        -   (2,415)
Interest (expense), net        (1,720)   (1,785)   (2,026)  (2,273)  (7,804)
     Income from continuing
     operations before
     income taxes              16,092     7,157    13,191    9,413   45,853
Provision for income taxes      3,620     1,610     2,969    2,118   10,317

Income from continuing
 operations                    12,472     5,547    10,222    7,295   35,536
Earnings (loss) from discontinued
 operations                     1,149      (705)    2,735     (464)   2,715
Income before cum. effect of
  change in accounting
  principle                    13,621     4,842    12,957    6,831   38,251
Cum. effect of change in
  accounting for postretirement
  benefits other than pensions  5,068         -         -        -    5,068
     Net income               $ 8,553   $ 4,842  $ 12,957  $ 6,831  $33,183
Per share information
  Income from continuing
   operations                    $0.44    $0.20     $0.36    $0.26    $1.26
  Net income                     $0.30    $0.17     $0.46    $0.24    $1.17
Weighted average common shares
 outstanding                    28,360   28,292    28,207   28,108   28,242

Investor Information

        Registrar and Transfer Agent

     The First National Bank of Boston
     Shareholders Services Division
     P.O. Box 644
     Boston, Massachusetts 02102-0644

        Annual Meeting

     The Annual Meeting of Shareholders of Millipore Corporation will be held at our Bedford Massachusetts Facility (80 Ashby Road) on Thursday, April 21, 1994 at 11 a.m.

        Dividend Reinvestment

     An automatic dividend reinvestment program is available to shareholders. A descriptive brochure and authorization card are available on request.

        Reports

     In addition to our Annual Report, each shareholder will receive copies of our three Quarterly Reports.

     Form 10-K is filed annually with the Securities and Exchange Commission and is now available on request from the Company. All inquiries should be directed to:

     John S. Glass
     Director of Investor Relations
     Millipore Corporation
     80 Ashby Road
     Bedford, Massachusetts 01730
     (617) 275-9200

        Common Stock

     Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Millipore Stock Prices

     Stock price data from the New York Stock Exchange is based on high and low sales prices. There were approximately 3,985 shareholders of record as of December 31, 1993.

                       Range of Stock Prices            Dividends Declared
                                                            Per Share
                    1993             1992               1993        1992

                High     Low     High   Low
First Quarter $35.50  $25.88    $42.00 $34.25          $0.13        $0.12
Second Quarter 32.38   26.50     39.50  33.00           0.14         0.13
Third Quarter  34.25   29.75     34.25  27.13           0.14         0.13
Fourth Quarter 40.25   32.75     38.00  30.00           0.14         0.13