Form 10-K, Exhibit 13
period 1994-12-31
MILLIPORE CORP
filed 1995-03-17
CIK 66479

Management's Discussion and Analysis

                                General

On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily the chromatography and bioscience markets. These divisions, which represented separate product lines with separate customers, have been accounted for as discontinued operations. The Company sold these divisions in the third quarter of 1994 and realized a net loss upon their disposition. The consolidated statement of income in 1993 included the results of discontinued operations through November 11, 1993. The following discussion on results of operations applies to continuing operations.

                         Results of Operations

Consolidated  net sales increased 12 percent  in  1994  to  $497
million.   Sales growth rates, measured both in local currencies
and in U.S. dollars, are summarized in the table below.


              Sales growth rates          Sales growth rates
         measured in local currencies  measured in U.S. dollars
               1994  1993  1992           1994   1993  1992
Americas          8%    6%   (1%)            8%     6%   (1%)
Europe            6%    4%    9%             7%    (7%)  12%
Asia/Pacific     16%   10%   (6%)           21%    18%   (2%)
 Consolidated    10%    6%    1%            12%     4%    3%

Sales growth, excluding foreign exchange impact, increased to 10 percent  in  1994 from 6 percent in 1993.  This performance  was led  by  the  electronics/industrial market  which  grew  by  28 percent.

In the Americas, sales growth increased to 8 percent in 1994 from 6 percent in 1993; and in Europe, sales grew 6 percent in 1994 from 4 percent in 1993. Sales in Japan grew 10 percent in 1994 from 2 percent in 1993; while sales in the rest of Asia increased by 53 percent.

Electronics/industrial was the strongest market in each geography, with particular impact in Korea and Japan. Sales to the pharmaceutical/biotechnology market grew more slowly in 1994 due to reduced spending by pharmaceutical customers in the Americas and to a recessionary economy and a more difficult regulatory environment in Europe and Japan. The lab/research market showed sales growth in the Americas, Europe and Japan, and was particularly strong in Asia. Laboratory water products also grew across all geographies, with strongest performance in Europe and Japan.

The effect of foreign exchange rates on sales was 2 percent favorable in 1994, compared to 2 percent unfavorable in 1993 and 2 percent favorable in 1992. A weaker dollar will benefit, and a stronger dollar will affect adversely, future operations. However, the Company is unable to predict future currency fluctuations and to quantify their effect on income. Price changes and inflation have not significantly affected the comparability of sales during the past three years.


Gross Margins were 57.2 percent in 1994, 56.5 percent in 1993, and 54.2 percent in 1992. Excluding the charges for EPA settlements and the accrual of costs associated with increasing the efficiency of our manufacturing operations in 1992, margins in 1992 were 56.3 percent. The improvement in margins in 1994 as  compared  to  1993  and  1992  resulted  from  significantly increased production volume in the Company's electronics/industrial plants as well as continued cost reduction activities in all of the Company's manufacturing operations.

Selling, General and Administrative (S,G&A) expenses, excluding the effects of foreign exchange, grew 8 percent in 1994, 6 percent in 1993 and 10 percent in 1992. S,G&A spending was higher in the second half of 1994 than in the first half as the Company invested in sales and marketing programs to support future sales growth.

Research  and  Development Expenses decreased slightly  in  1994 compared to a 6 percent increase in 1993 and a marginal increase
in  1992.   The Company continued to fund all major programs  in
1994.

Other Expense in 1994 reflects a non-recurring charge of $10.8 million to settle litigation which arose from the Company's sale of its Process Water Division in 1989. The litigation was settled in the fourth quarter of 1994. Other expense in 1992 reflects the loss taken on the sale of the Company's environmental testing business Resource Analysts, Inc. (RAI), in 1992.

Net Interest Expense in 1994 was significantly lower than in 1993 and 1992, primarily due to interest earned on the net proceeds received from the divested businesses; a lower interest rate on the refinanced $100 million long-term note; and an overall lower level of net short-term borrowings.

The Provision for Income Taxes was 22.5 percent of pre-tax income in 1994, the same effective rate as in 1993 and 1992. The Company continues to benefit from low tax rates in Puerto Rico and Ireland and tax incentives attributable to its U.S. export operations.

The Net Loss on Disposal of Discontinued Operations reflects the
after-tax   loss   of   the   disposition   of   the   Company's
Instrumentation Divisions, which were concluded in the third quarter of 1994.

Extraordinary Loss on Early Extinguishment of Debt reflects the after-tax cost recorded by the Company in the fourth quarter of 1993 to pre-pay its $100 million note, which bore interest at
9.2 percent and was callable in 1995. In March 1994, the Company issued and sold a new $100 million note bearing interest at 6.78 percent.

Earnings Per Share for the past three years include a number of charges resulting from either specific transactions or adoption of new accounting pronouncements. Earnings per share from continuing operations adjusted for these events are summarized as follows:

                                1994      1993      1992

Earnings from continuing
 operations after accounting
 changes and charges           $2.18      $1.62     $1.07

SFAS #106 Charges - cumulative
 impact                            -          -       .19

Charges                          .30        .13       .34

Earnings from continuing
 operations before accounting
 changes and charges           $2.48      $1.75     $1.60

The charge in 1994 resulted from the settlement of litigation relating to the Company's sale of the its Process Water Division in 1989. The charge in 1993 resulted from the early extinguishment of the Company's long-term debt. The charges in 1992 resulted from providing for the settlement of all known environmental disputes with the Environmental Protection Agency
(EPA), the sale of Resource Analysts, Inc., and an additional charge taken to cover costs of increasing the efficiencies of the Company's manufacturing operations.

                           Legal Proceedings

The potential settlement amount of all environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company has been named a potentially responsible party by the EPA is significant. It is unlikely, however, that the Company's share of these costs will have a material impact on the financial condition of the Company. The Company is only one of many potentially responsible parties named at each site. Additionally, in certain instances the Company believes that its insurance will cover a portion of the costs incurred. In 1992, the EPA unexpectedly proposed settlements for several of these sites. Based on these proposed settlements and all other information available to management, the Company recorded a provision of $5.8 million in cost of sales in 1992, which, in management's best estimate, will be sufficient to satisfy all known claims by the EPA. No individual settlement to date has had a material impact on the Company's financial condition.

                    Capital Resources and Liquidity

In 1994, the Company generated $49 million of cash from continuing operations, compared to generating $34 million in 1993 and expending $14 million in 1992. Cash provided by operations continues to be the Company's primary source of funding working capital requirements. In addition to the increase in net income from continuing operations of $14.1 million in 1994 as compared to 1993, the Company received a tax refund of $14.0 million in 1994. These sources of cash were partially offset by an increase in accounts receivable of $14.7 million in 1994 compared to an increase of $5.4 million in 1993. In addition, inventories increased $1.9 million in 1994 compared to a decrease of $6.4 million in 1993. Capital expenditures by continuing operations were lower in 1994 than in 1993 and 1992 as the Company spent less on facility expansions and information technology systems. The Company expects capital expenditures in 1995 to be in line with capital spending in 1994 and 1993. At December 31, 1994, the Company had no significant commitments for capital expenditures.

In 1994, the Company paid a total of $15.4 million in non-recurring financing- related transactions; $5.1 million was used to pre-pay the Company's $100 million notes payable due in 1998, while $10.3 million was used to close out the Company's yen currency swap. In addition, the Company had $258 million of net proceeds from the sale of its Waters Chromatography and Bioscience divisions in 1994. The Company spent $293 million, net of stock option receipts, to repurchase 6.1 million shares of its common stock in 1994, primarily pursuant to a Dutch Auction Self Tender completed in the third quarter and an ongoing open market share repurchase program. In the fourth quarter of 1994, the Company announced a $100 million open market share repurchase program and spent $78 million in share repurchases. In early 1995, the Company announced plans to spend an additional $50 million on open market share repurchases.

The Company has $30.2 million of cash and short-term investments on hand at the end of 1994 which, along with the Company's strong financial position, provides a high degree of flexibility in financing future requirements.

                               Dividends

The quarterly dividend was increased in the second quarter of 1994 from $0.14 to $0.15 per share. Dividends paid in 1994 were $15.8 million.

Consolidated Statements of Income

Millipore Corporation

Year ended December 31
(In thousands except per share data)      1994        1993         1992

Net sales                             $ 497,252    $ 445,366   $ 427,188
Cost of sales                           212,675      193,575     195,462
     Gross profit                       284,577      251,791     231,726
Selling, general and
  administrative expenses               159,591      145,647     142,701
Research and development expenses        34,327       34,952      32,953

     Operating income                    90,659       71,192      56,072
Other expense                          (10,800)            -     (2,415)
Interest income                           4,091        4,069       6,888
Interest expense                        (7,035)     (12,038)    (14,692)

     Income from continuing
       operations before income taxes    76,915       63,223      45,853
Provision for income taxes               17,306       14,225      10,317

Income from continuing operations before
  extraordinary item and cumulative effect of
  change in accounting principle         59,609       48,998      35,536

Earnings (loss) from discontinued operations  -     (10,851)       2,715

Net loss on disposal of discontinued
  operations                             (3,400)          -            -

Income before extraordinary item and
  cumulative effect of change in accounting
  principle                              56,209       38,147      38,251

Extraordinary item - loss on early
  extinguishment of debt                      -        3,544           -

Cumulative effect of change in accounting
  for postretirement benefits other
  than pensions                               -            -       5,068

     Net income                       $  56,209    $  34,603   $  33,183

Income per share
     Income from continuing operations$    2.18    $    1.75   $    1.26
     Net income per common share $ 2.05 $ 1.24 $ 1.17 Weighted average common shares
  outstanding                            27,363       27,951      28,242

Consolidated Balance Sheets
Millipore Corporation
December 31
(In thousands)                                                1994       1993

Assets
Current assets:
     Cash                                                   $2,898     $2,140
     Short-term investments                                 27,338     38,502
     Accounts receivable (less allowance for doubtful accounts of
     $4,968 in 1994 and $3,063 in 1993)                    136,944    113,795
     Inventories                                            71,209     65,187
     Other current assets                                    5,351     12,790
     Receivables arising from sale of businesses            15,064          -
     Net current assets of discontinued operations               -    138,687

     Total current assets                                  258,804    371,101
Property, plant and equipment, net                         187,525    194,895
Intangible assets (less accumulated amortization of $1,597 in 1994
  and $1,169 in 1993)                                        5,177      2,769
Deferred income taxes                                       58,123     40,792
Other assets                                                18,024     11,349
Net long-term assets of discontinued operations                  -     99,647

Total assets                                              $527,653   $720,553

Liabilities and Shareholders' Equity
Current liabilities:
     Notes payable and current portion of long-term debt  $ 56,289   $ 65,560
     Accounts payable and accrued expenses                  63,860     57,505
     Accrued divestiture costs                              16,470          -
     Dividends payable                                       3,500      3,921
     Accrued retirement plan contributions                   5,987      6,356
     Accrued and deferred income taxes payable              12,049      4,894

     Total current liabilities                             158,155    138,236
Long-term debt                                             100,231    102,047
Other liabilities                                           18,990     19,116
Accrued divestiture costs                                   29,000          -
Commitments and contingent liabilities                           -          -
Shareholders' equity:
     Common stock, par value $1.00 per share, 80,000 shares
       authorized. 28,494  and 28,344 shares issued as of
      December 31, 1994 and 1993, respectively              28,494     28,344
     Additional paid-in capital                             23,603     16,803
     Retained earnings                                     458,579    434,988
     Translation adjustments                                 5,147    (7,624)
                                                           515,823    472,511
     Less: Treasury stock at cost, 5,361 and 341 shares as of
      December 31, 1994 and 1993, respectively           (294,546)   (11,357)

     Total shareholders' equity                            221,277    461,154

Total liabilities and shareholders' equity                $527,653   $720,553
Consolidated Statements of Shareholders' Equity

Millipore Corporation

Year ended December 31, 1992, 1993 and 1994
(In thousands)

                                              Additional                                          Total
                              Common Stock      Paid-in  Retained Translation  Treasury Stock  Shareholders'
                            Shares Par Value    Capital  Earnings Adjustments   Shares   Cost     Equity
Balance at January 1, 1992   28,344   $28,344   $15,743  $398,643   $21,766         0        $0  $464,496
Net income                                                 33,183                                  33,183
Cash dividends declared, $0.51 per share                  (14,376)                                (14,376)
Treasury stock acquired                                                          (484)  (16,777)  (16,777)
Stock options exercised                                      (889)                111     4,033     3,144
Employees' stock purchase plan proceeds                         2                   3       120       122
U.S. tax benefit from stock
 plan activity                                      781                                               781
Translation adjustments                                             (17,738)                      (17,738)
Balance at December 31, 1992  28,344  $28,344   $16,524  $416,563    $4,028     (370)  $(12,624) $452,835
Net income                                                 34,603                                  34,603
Cash dividends declared, $0.55 per share                  (15,396)                                (15,396)
Treasury stock acquired                                                         (112)   (3,427)    (3,427)
Stock options exercised                                      (899)               104     3,468      2,569
Employees' stock purchase plan proceeds                       (32)                10       353        321
Incentive plan awards                                         161                 22       721        882
Stock Awards                                                  (12)                 5       152        140
U.S. tax benefit from
 stock plan activity                                279                                               279
Translation adjustments                                            (11,652)                       (11,652)
Balance at December 31, 1993  28,344  $28,344   $16,803  $434,988  $(7,624)     (341) $(11,357)  $461,154
Net income                                                 56,209                                  56,209
Cash dividends declared, $0.59 per share                  (15,381)                                (15,381)
Treasury stock acquired                            (400)                      (6,148) (334,702)  (335,102)
Stock options exercised          101      101     4,848   (15,479)             1,072    48,898     38,368
Employees' stock purchase
 plan proceeds                    49       49     2,352    (1,712)                47     2,120      2,809
Incentive plan awards                                         (54)                 8       431        377
Stock Awards                                                    8                  1        64         72
Translation adjustments                                              12,771                        12,771
Balance at December 31, 1994  28,494  $28,494   $23,603  $458,579    $5,147   (5,361)$(294,546)  $221,277


Consolidated Statements of Cash Flows

Millipore Corporation

Year ended December 31
(In thousands)                                      1994      1993      1992

Cash Flows From Operating Activities:

Net income                                        $56,209   $34,603   $33,183
Adjustments to reconcile net income to net cash provided by
  continuing operations
     Net loss (income) from discontinued operations     -    10,851    (2,715)
     Net loss on disposal of discontinued operations3,400        -         -
     Depreciation and amortization                 27,604    23,775    23,507
     Deferred income tax provision                 (2,227)   (1,745)      225
     Extraordinary item-loss on extinguishment of debt  -    3,544          -
     Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable  (14,672)  (5,440)     8,348
      (Increase) decrease in inventories           (1,894)   6,398     (8,269)
      Decrease in other current assets              1,427      763      1,276
      (Increase) in other assets                   (3,413)  (1,981)   (16,003)
      Increase (decrease) in accounts payable
        and accrued expenses                        2,876    3,740     (2,475)
      (Decrease) increase in accrued retirement plan
        contributions                                (269)    (104)       600
      Increase (decrease) in accrued income taxes   6,123   (1,002)    (2,111)
      Income tax refund received                   14,035        -         -
      Other                                        (3,334)      53     11,898

     Net cash provided by continuing operations    85,865   73,455     47,464
     Net cash provided by discontinued operations       -    8,708      4,691
     Net cash provided by operating activities     85,865   82,163     52,155

Cash Flows From Investing Activities:
Net proceeds from sales of businesses             257,899        -          -
Additions to property, plant and equipment, ne  t (21,009) (24,469)   (33,906)
Net investing activities of discontinued businesses     -   (9,357)   (11,018)
Net cash provided by (used in) investing
   activities                                     236,890  (33,826)   (44,924)

Cash Flows From Financing Activities:
Treasury stock acquired                          (334,702)  (3,427)   (16,777)
Issuance of treasury stock under stock plans       33,876    3,912      3,266
Cash paid to extinguish long-term debt             (5,088)       -          -
Common stock issued                                 7,350        -          -
Cash paid to close out foreign currency swap      (10,287)       -          -
Net change in short-term debt                      (9,539) (59,887)    20,137
Net change in long-term debt                       (1,820)  (1,222)    (2,988)
Dividends paid                                    (15,802  (15,108)   (14,093)

Net cash used for financing activities           (336,012) (75,732)   (10,455)
Effect of foreign exchange rates on cash and
 short-term investments                             2,851   (2,414)    (2,765)

Net decrease in cash and short-term investments   (10,406) (29,809)    (5,989)
Cash and short-term investments on January 1       40,642   70,451     76,440
Cash and short-term investments on
 December 31                                    $  30,236 $ 40,642  $  70,451

Notes to Consolidated Financial Statements (In thousands except per share data)

Note A - Summary of Significant Accounting Policies

     Principles of Consolidation

The  consolidated financial statements include the accounts of  the  Company
and  its  subsidiaries,  all  of  which  are  wholly  owned.   All  material
intercompany balances and transactions have been eliminated.

     Translation of Foreign Currencies

For all of the Company's foreign subsidiaries, except Brazil, assets and liabilities are translated at exchange rates prevailing on the balance sheet date, revenues and expenses are translated at average exchange rates prevailing during the period, and elements of shareholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in shareholders' equity. For the Company's subsidiary in Brazil, where inflation is very high, the translation is the same except that inventories, cost of sales, property, plant and equipment, and depreciation are translated at historical rates. Resulting translation gains and losses for this subsidiary are included in income. Net losses from foreign currency transactions and translations of $644 in 1994, $867 in 1993, and $1,767 in 1992 were included in selling, general and administrative expenses.

     Short-term Investments

Short-term investments consist primarily of government securities and certificates of deposit and are carried at cost plus accrued interest, which approximates market value.

     Inventories

The Company values all of its inventories manufactured in the United States at the lower of cost or market, principally on a last-in, first-out (LIFO) basis. Inventories manufactured outside of the United States are valued on a first-in, first-out (FIFO) basis.

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

     Intangible Assets

Intangible  assets  consist primarily of goodwill and licenses.   Intangible
assets are amortized on a straight-line basis over appropriate periods not exceeding 15 years.

     Income Taxes

In 1992, the Company adopted the provisions of SFAS #109 "Accounting for Income Taxes". As discussed more fully in Note H, deferred income taxes under SFAS #109 are determined on the liability method. The Company provides deferred income taxes only on the unremitted earnings of foreign and Puerto Rican subsidiaries which are expected to be repatriated.

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

     Postretirement Benefits Other Than Pensions

In 1992, the Company adopted the provisions of SFAS #106 "Employers' Accounting for Postretirement Benefits Other than Pensions". This new standard, discussed more fully in Note L requires that the expected cost of retiree health benefits be expensed during the years employees render service rather than the Company's prior practice of recognizing these costs on a cash basis.

     Revenue Recognition

Sales of products and services are recorded based on product shipment or performance of services.

     Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the 1994 presentation.

Note B - Discontinued Operations

On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily chromatography and bioscience markets. Accordingly, the operating results of these businesses through November 11, 1993 have been reclassified as discontinued operations in the accompanying consolidated financial statements. The operating results of these businesses subsequent to November 11, 1993 were deferred until the divestitures were completed. The results of the discontinued operations included in the accompanying consolidated statements of income are summarized as follows:

                                    1993     1992
                                   through
                                  11/11/93

Net sales                       $279,303  $349,813

Pre-tax income (loss)          $(14,001)    $5,632

Provision (credit)
  for income taxes               (3,150)     1,267

Cumulative effect of change
 in accounting for post-
 retirement benefits                   -     1,650

Net income (loss)             $ (10,851)   $ 2,715

Earnings (loss) per share     $   (0.38)   $  0.10

The  operating results for 1993 are for the period ended November 11,  1993, the  date the divestiture plan was approved.  In the first quarter of  1993, the Company recorded a restructuring charge of $13,000 to cover costs associated with reorganizing and restructuring the Company's chromatography division into more market-focused customer-oriented business units. The restructuring charge covered the cost of severance and other personnel-related items resulting from the reorganization.

On August 18, 1994, the Company sold its Waters Chromatography Division to Waters Holdings, Inc. for $330,000 in cash and $10,000 in stock. On August 23, 1994, the Company sold certain assets of its non-membrane bioscience business to PerSeptive BioSystems, Inc. for $10,000 in cash and four thousand shares of preferred stock redeemable in four equal annual installments of $10,000. The stock proceeds received from each sale have been recorded at their fair value at the date of receipt. Both sales were recorded in the third quarter of 1994 and resulted in a combined pre-tax loss of $5,667 ($3,400 or $0.13 per share net of income taxes) which included estimated costs to be incurred in connection with the divestitures as well as pre-tax operating losses of $4,189 generated by the Instrumentation Divisions from November 11, 1993 through the completion of the divestitures.

The Company received approximately $258,000 in cash proceeds from the disposition after related expenses in 1994. In accordance with each respective sales agreement, the Company retained and will collect certain customer accounts receivable balances generated by sales of Instrumentation Division products prior to the completion of the divestitures; such balances were applied against the cash proceeds specified in the sales agreements. These amounts have been classified in Receivables arising from sales of businesses in the accompanying consolidated balance sheets.
Note B - Discontinued Operations (continued)

Accruals associated with the divestitures consist primarily of costs to be incurred in providing future general and administrative support services for the divested businesses as specified in the sales agreements, costs associated with abandoning facilities operated under long-term leases, and employee costs. These accruals have been separately classified in both current and long-term liabilities in the consolidated balance sheets based on management's estimates of when such liabilities will be settled.

Net current and long-term assets of discontinued operations as of December 31, 1993 consisted primarily of accounts receivable, inventory, property, plant and equipment, intangibles, and accounts payable, and were classified separately in the accompanying consolidated balance sheets.


Note C - Inventories

Inventories at December 31 consisted of the following:
                                         1994         1993

Raw materials                        $ 19,895     $ 18,782
Work in process                         8,992        7,852
Finished goods                         42,322       38,553
                                     $ 71,209     $ 65,187

The value of inventories determined using the LIFO cost method was $45,473 or 64 percent of the total at December 31, 1994 and $47,097 or 72 percent of the total at December 31, 1993. If these inventories had been valued using the FIFO cost method, they would have been $46,776 at December 31, 1994 and $48,847 at December 31, 1993.

Note D - Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

                                         1994         1993
Land                                $   7,445    $   6,966
Leasehold improvements                  9,054       16,108
Buildings and improvements            113,359      108,054
Production and other equipment        206,261      206,207
Construction in progress               16,442       20,631
                                      352,561      357,966
Less: accumulated depreciation and
      amortization                    165,036      163,071

                                    $ 187,525    $ 194,895

Note E - Notes Payable and Current Portion of Long-term Debt

Short-term borrowings and related lines of credit at December 31 are summarized as follows:
                                            1994        1993
Notes payable and current portion of
long-term debt:
   Notes payable                        $ 56,116    $ 64,942
   Current portion of long-term debt         173         618
                                        $ 56,289    $ 65,560

Unused lines of credit                  $174,409    $240,755
Average amount outstanding at month-end
during the year                          $46,340    $109,477
Maximum month-end amount outstanding
 during the year                         $74,672    $135,887
Weighted average interest rate
  during the year                           4.2%        4.3%
Weighted average interest rate at year-end  5.5%        4.5%

Notes payable generally consist of renewable, uncollateralized borrowings under lines of credit that are denominated in various currencies and bear interest at prevailing rates.

Note F - Long-term Debt

Long-term debt at December 31 consisted of the following:
                                                    1994       1993

Notes payable due in 2004                       $100,000   $100,000
Other notes payable with average interest of 11.2% in
      1994 and 5.9% in 1993, due through 1997        404      2,665
                                                 100,404    102,665
Less: Current portion                              (173)      (618)

Long-term debt                                  $100,231   $102,047

In the fourth quarter of 1993, the Company entered into an agreement to retire its 9.2 percent $100,000 notes payable before their call date of March 30, 1995. Accordingly, the Company recorded an extraordinary charge of $5,906 ($3,544 net of income taxes or $0.13 per share) in December, 1993 to reflect the cost of extinguishing the notes. In March, 1994, the Company issued $100,000 of 6.78 percent notes due in 2004. Interest is payable semi-annually on these notes in March and September.
     Long-term debt, including current portion, matures as follows:

Year ended December 31, 1995                      $     173
Year ended December 31, 1996                            160
Year ended December 31, 1997                             71
Year ended December 31, 1998                              0
Year ended December 31, 1999                              0
Years subsequent to December 31, 1999             $ 100,000

      Certain notes contain covenants relating to maintenance of current asset levels, cash dividends and limitations on long-term debt. The Company is in compliance with all such covenants.
      The Company capitalized interest costs associated with the construction of certain assets of $890 in 1994, $1,301 in 1993, and $1,561 in 1992. Interest paid on debt during 1994, 1993, and 1992 amounted to $8,946, $13,356, and $16,637, respectively.

     As of December 31, 1993, the Company had partially hedged its foreign currency net asset exposure by entering into a currency swap which was to mature in 1995. Under the terms of the original swap, the Company exchanged $100,000 of dollar debt service obligations for foreign obligations of 9,936,000 yen and 33,193 DM. In January, 1994, the Company closed out the yen-denominated swap and simultaneously exchanged $80,000 of dollar debt service obligations for a yen denominated obligation of 8,760,000 yen, which bears interest at a rate of
4.49 percent. This swap matures in 2004. The Company's foreign currency obligations had effective weighted average interest rates of 5.18 and 6.02 percent in 1994 and 1993 respectively. The effects of foreign currency exchange rate fluctuations resulting from these swap agreements are included in translation adjustments and in transaction gains/losses. Unrealized losses on these swap agreements of $9,327 at December 31, 1994 and $8,020 at December 31, 1993 are included in other assets in the consolidated balance sheets.


Note G - Foreign Exchange

In the fourth quarter of 1993, the Company entered into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain transactions in 1994. A loss of $960 was realized on these contracts and was recorded in cost of sales in 1994. During 1994, the Company has again entered into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain transactions. The gains or losses on these contracts will be included in income when the operating revenues and expenses related to the underlying transactions are recognized. Contracts open at December 31, 1994, aggregating $26,000, have an unrealized loss of $467. All open contracts have maturities which do not exceed fifteen months.


Note H - Income Taxes

      The Company has provided for income taxes on both continuing and discontinued operations according to the provisions of SFAS #109 "Accounting for Income Taxes" which the Company adopted in 1992. Data related to the provisions for income taxes are summarized as follows:


                                             1994       1993      1992

Domestic and foreign income before income taxes:
          Domestic                        $23,042    $16,690   $27,077
          Foreign                          48,206     32,532    24,408
                                           71,248     49,222    51,485
Less: (Income) loss from discontinued
        operations                              -     14,001    (5,632)
       loss on disposal of discontinued
        operations                          5,667          -         -
Income from continuing operations before
 income taxes                             $76,915    $63,223   $45,853

Domestic and foreign provisions for income taxes:
          Domestic                       $(1,894)   $(2,781)   $ 2,842
          Foreign                          16,433     13,356     8,242
          State                               500        500       500
                                           15,039     11,075    11,584
Less:  portion applied to discontinued
  operations                                2,267      3,150    (1,267)
                                          $17,306    $14,225   $10,317

Current and deferred provisions  for income taxes:
          Current                         $28,800    $12,820   $11,359
          Deferred                       (13,761)    (1,745)       225
                                          $15,039    $11,075   $11,584

Summary of the differences between the Company's consolidated effective tax rate and the United States statutory federal income tax rate:

U.S. statutory income tax rate          35.0%          35.0%     34.0%
Puerto Rico tax rate benefits           (6.0)         (11.9)     (9.8)
Ireland tax rate benefits               (4.0)          (1.1)     (1.7)
Excess foreign over U.S. tax rate          -            5.6         -
State income tax, net of federal income tax
 benefit                                  .5             .7        .6
Foreign Sales Corporation income
 not taxed                              (3.0)          (4.6)     (4.1)
Other                                      -           (1.2)      3.5
Effective tax rate applicable to
 operations                             22.5%          22.5%     22.5%

Net  deferred tax assets result from temporary differences  in
the   recognition  of  revenues  and  expenses  for  financial
statement and income tax purposes. Components of the net deferred tax assets are as follows:

                                  1994             1993

Intercompany and inventory
related transaction              $6,861           $18,698

Postretirement benefits other
 than pensions                    3,271             4,435

Tax credits (including foreign tax
 credits on unremitted earnings) 33,056            21,800

Divestiture related costs        30,850                 -

U.S. net operating loss
 carryforwards                        -            14,001

Other, net                        3,475             1,248
                                 77,513            60,182

Valuation allowance             (19,390)          (19,390)

Net deferred tax asset         $ 58,123          $ 40,792

The valuation allowance is provided primarily against foreign tax credits which can be utilized against future taxable income in the United States after the utilization of other carryforwards and expire no later than 1996.

The reduction in tax expense attributable to tax exemptions on the Company's operations in Puerto Rico was $3,673 in 1994, $5,843 in 1993, and $5,035 in 1992 or $0.13, $0.21, and $0.18,
per share, respectively. Tax exemptions relating to these operations are effective through 2004. Income taxes paid during 1994, 1993, and 1992 were $25,296, $15,185, and $18,634 respectively.

During 1994 the Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns pertaining to its U.S. and Puerto Rican operations for the years 1985-1990.

Note I - Legal Proceedings

The Company has been notified in a number of instances that the United States Environmental Protection Agency (EPA) has determined that a release or a substantial threat of a release of hazardous substances (Release) as defined in Section 101 of the Comprehensive Environmental Response Compensation and Liability Act of 1980 as amended by the Superfund Amendments and Reauthorization Act of 1986 (the so-called "Superfund"
law) has occurred at certain sites to which chemical wastes generated by the manufacturing operations of the Company have been sent. These notifications typically also allege that the Company may be a potentially responsible party under the law with respect to any remedial action needed to control or prevent any such Release. Under the law the EPA may undertake remedial action and responsible parties may be liable, without regard to fault or negligence, for all costs incurred. In several of these instances the EPA has issued a proposal for remedial action it considers necessary to protect the environment. In each instance the Company was only one of a large number of corporations and entities which received such notification, and anticipates that any ultimate liability for remedial costs will be shared by others. In 1992, the EPA unexpectedly proposed settlements for several of these sites. Based on those proposed settlements and all other information available to management, the Company recorded a provision of $5,800 in cost of sales which, in management's best estimate will be sufficient to satisfy all known claims by the EPA. The Company has paid a total of $14,028 to date to satisfy environmental claims. The aggregate of further potential liabilities is not expected to have a material adverse effect on the Company's financial condition.

   Eastern Enterprises filed a lawsuit against the Company alleging misrepresentations made in connection with its 1989 purchase of the Company's Process Water Division. This lawsuit was settled in the fourth quarter of 1994 at a total cost of $10,800, which included a $9,000 payment to Eastern Enterprises and $1,800 of related costs incurred by the Company. The cost of settlement is included in Other expense in the accompanying consolidated statement of income.

Note J - Leases

Lease agreements cover sales offices, warehouse space, computers and automobiles. These leases have expiration dates through 2006. Certain land and building leases contain renewal options for periods ranging from five to ten years and purchase options at fair market value. Rental expense was $8,545 in 1994, $10,878 in 1993, and $8,880 in 1992. At
December 31, 1994 future minimum rents payable under noncancelable leases with initial terms exceeding one year were as follows:

     1995         $7,642
     1996          6,588
     1997          5,350
     1998          3,685
     1999          2,634
     2000 - 2006  12,533

Note K - Stock Plans

Stock Option Plan

Under  the Company's Combined Stock Option Plan, stock options
to   purchase  Millipore  common  stock  may  be  granted   to
employees.  The plan provides that the option price per  share may not be less than the fair market value of the stock at the time  the  option is granted and that options must expire  not later  than  10  years from the date of grant. Plan  data  are summarized as follows:
                                               1994     1993    1992
Option shares:
   Outstanding at beginning of period         2,720    2,431   2,207
   Issued during period                         267      516     510
   Exercised during period                  (1,167)    (100)   (111)
   Canceled during period                      (61)    (127)   (175)
   Outstanding at end of period               1,759    2,720   2,431
Exercisable at end of period                  1,044    1,536   1,254
Shares available for granting of options at end of
  period                                        672      879     270
Average price of outstanding options
  at end of period                           $35.92   $33.34  $32.70
Average price of exercised options
  during the period                          $32.60   $24.51  $28.22

Non-Employee Director Stock Option Plan

In 1990, a stock option plan for Non-Employee Directors was approved by the Company's shareholders. Under this plan, stock options to purchase up to 100 shares of Millipore common stock may be granted to non-employee directors of the Company. The plan provides that the option price per share may not be less then the fair market value of the stock at the time the option is granted. At December 31, 1994, 63 options have been issued and 52 are outstanding.

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

   In  1994, 1993, and 1992 shares issued under the plan  were
96,  10,  and  3, respectively. As of December  31,  1994,  21 shares of Millipore common stock were available for sale to employees under the plan.

Incentive Plan for Senior Management

Under this plan, Millipore common stock is awarded to key members of senior management at no cost to them. The stock cannot be sold, assigned, transferred or pledged during a restriction period which is normally four years. Shares are subject to forfeiture should employment terminate during the restriction period.

The stock issued under the plan is recorded at its fair market value on the award date; the related deferred compensation is amortized to selling, general and administrative expenses over the restriction period. At the end of 1994, 1993, and 1992, 77, 133, and 114 shares, respectively, were outstanding under the plan. Plan expense was $790 in 1994, $833 in 1993, and $924 in 1992. As of December 31, 1994, 70 shares of Millipore common stock were available for future awards under this plan.

Note L - Employee Retirement Plans

Participation and Savings Plan

The Millipore Corporation Employees' Participation and Savings Plan (Participation and Savings Plan), maintained for the benefit of all full-time U.S. employees, combines both a defined contribution plan (Participation Plan) and an employee savings plan (Savings Plan). Contributions to the Participation Plan are allocated among the U.S. employees of the Company who have completed at least two years of continuous service on the basis of the compensation they received during the year for which the contribution is made. The Savings Plan allows employees with one year of continuous service to make certain tax-deferred voluntary contributions which the company matches with a 25 percent contribution (50 percent contribution for employees with 10 years of service). Total expense under the Participation and Savings Plan was $6,089 in 1994, $8,679 in 1993, and $8,520 in 1992.

Retirement Plan

The Company's Retirement Plan for Employees of Millipore Corporation (Retirement Plan) is a defined benefit plan for all U.S. employees which provides benefits to the extent that assets of the Participation Plan, described above, do not provide guaranteed retirement income levels.

Guaranteed retirement income levels are determined based on years of service and salary level as integrated with Social Security benefits. Employees are eligible under the Retirement Plan after one year of continuous service and are vested after 5 years of service. For accounting purposes, the Company uses the projected unit credit method of actuarial valuation. The actuarial method for funding purposes is the entry age normal method. The Company contributes annually to the Retirement Plan, subject to Internal Revenue Service and ERISA funding limitations. No contributions were required for 1994 and 1993.

The following table summarizes the funded status of the plan and amounts reflected in the Company's consolidated balance sheets at December 31. The projected benefit obligation was calculated using discount and investment return rates of 8.5 and 8.0 percent, respectively, in 1994 and 7.5 percent in 1993, and a salary progression rate of 6 percent in both years. Plan assets are invested primarily in common stock, mutual funds and money market funds.

The Company recognized a curailment loss of $91 in the third quarter of 1994 as a result of its divestitures. Such amount was included as part of the net loss on disposal of discontinued operations.

                                                         1994   1993

     Actuarial present value of benefit obligations:
        Accumulated benefit obligation, including
        vested benefits of $2,761 on December 31, 1994 and
         $2,804 on December 31, 1993                  $ 2,911  $ 2,983

        Projected benefit obligation for service
         rendered to date                            $(4,076) $(5,003)
        Plan assets at fair value                       5,436    5,663

        Plan assets in excess of projected benefit
         obligation                                     1,360      660
        Unrecognized net actuarial loss                 2,772    3,069
        Unrecognized prior service cost                   132      413
        Unrecognized net asset being amortized over
         16.7 years                                      (663)    (747)

        Prepaid pension cost included in financial
         statements                                   $ 3,601   $3,395

     Net pension income includes the following components
        Service cost                                  $   376  $   393
        Interest cost                                    (361)    (358)
        Return on plan assets                              36      430
        Amortization and deferral                         246     (131)
        Net pension income                            $   297  $   334

Postretirement Benefits Other Than Pensions

The Company sponsors several unfunded defined benefit postretirement plans covering all U.S. employees. The plans provide medical and life insurance benefits and are, depending on the plan; either contributory or non-contributory. As discussed in Note A, the Company adopted the provisions of SFAS #106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1992. In adopting this standard, the Company recorded in the final quarter of 1992 a one-time, non-cash charge againsst earnings from continuing operations of $7,678 before taxes and $5,068 after taxes, or $0.19 per share.

The Company recognized $4,007 as a settlement in the third quarter of 1994 as a result of its divestitures. The settlement was included as part of the net loss on disposal of discontinued operations.

     Net periodic postretirement benefit cost included the following components:
                                              1994           1993
Service cost benefits attributed to service
 during the year                           $   610        $   754
Interest cost on accumulated postretirement
 benefit obligation                            662            787
Net amortization and deferral                  (62)           (15)

Net periodic postretirement benefit cost   $ 1,210        $ 1,526

Summary information on the Company's plans as of December 31 is as follows:

                                              1994           1993
Accumulated postretirement benefit obligation:
Retirees and dependents                  $ (3,100)      $ (3,520)
Fully eligible active plan participants      (444)          (478)
Other active plan participants             (3,089)        (8,171)
Accrued postretirement benefit cost        (6,633)       (12,169)
Unrecognized gain from past experience  different
  from that assumed and from changes in
  assumptions                              (2,713)          (361)
Accrued postretirement benefit obligation $(9,346)      $(12,530)

The discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent as of December 31,1994 and 7.5 percent as of December 31, 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10 percent in 1994, declining gradually to 5.5 percent over 9 years, remaining level thereafter.

If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1994 would be increased by $987 while the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 would be increased by $245.

Note M - Business Segment Information

     Industry Segments

The   Company  operates  in  one  industry  segment.   Using
primarily   membrane   technology,  the  Company   develops,
manufactures and markets products used for analysis and purification.

     Geographical Segments

The Company operates in the geographical segments indicated in the table below. Sales are reflected in the segment from which the sales are made. The Americas segment includes
North and South America. The European region includes Western and Central Europe, Russia, the Middle East and Africa. The Asia/Pacific region includes Japan, Korea, Taiwan, Hong Kong, China, Southeast Asia and Australia. Transfer sales between geographical areas are generally made at a discount from list price. Operating profits for each geographical segment exclude general corporate expenses. Identifiable assets consist of those assets utilized within each respective geographic segment and exclude cash and short-term investments and receivables arising from sale of businesses, which are classified as corporate assets.


                          Americas   Europe   Pacific Eliminations Total
1994
Sales:
   Unaffiliated
    customers          $180,569  $154,196  $160,781            $495,546
   Unaffiliated export:
    Pacific customers       806                                     806
    European customers      900                                     900
    Total unaffiliated  182,275   154,196   160,781             497,251
Transfer between areas   77,877    25,767     6,246  (109,890)        -
    Total sales        $260,152  $179,963  $167,027 $(109,890) $497,251
Operating profits      $ 54,301  $ 23,908  $ 24,879            $103,088
General corporate expenses                                     (12,429)
Other expense                                                  (10,800)
Interest expense, net                                           (2,944)
Income from continuing
operations before income taxes                                 $ 76,915
Identifiable assets    $331,730  $187,132  $144,890 $(181,285) $482,467
Corporate assets                                                 45,186
Total assets                                                   $527,653


1993
Sales:
   Unaffiliated
    customers          $168,800  $145,485  $128,840            $443,125
   Unaffiliated export:
    Pacific customers       977                                     977
    European customers    1,264                                   1,264
    Total unaffiliated  171,041   145,485   128,840             445,366
Transfer between areas   85,438    24,513     6,162  (116,113)        -
    Total sales        $256,479  $169,998  $135,002 $(116,113) $445,366

Operating profits      $ 23,180  $ 36,902  $ 27,731            $ 87,813
General corporate expenses                                     (16,621)
Interest expense, net                                           (7,969)
Income from continuing
operations before income taxes                                 $ 63,223
Identifiable assets    $284,750  $138,326  $141,442 $(122,941) $441,577
Corporate assets                                                 40,642
Net current assets of
  discontinued operations                                       138,687
Net long term assets of
  discontinued operations                                        99,647
Total assets                                                   $720,553
1992
Sales:
   Unaffiliated
    customers          $159,458  $154,200  $108,923            $422,581
   Unaffiliated export:
   Pacific customers        908                                     908
   European customers     3,699                                   3,699
    Total unaffiliated  164,065   154,200   108,923             427,188
Transfer between areas   80,944    23,391     7,360  (111,695)        -
    Total sales        $245,009  $177,591  $116,283 $(111,695) $427,188
   Operating profits   $ 23,715  $ 40,962  $  7,186            $ 71,863
General corporate expenses                                     (15,791)
Interest expense, net                                           (7,804)
Loss on sale of business (2,415)                                (2,415)
Income from continuing
operations before income taxes                                 $ 45,853
Identifiable assets    $271,894  $178,224  $116,175 $(125,560) $440,733
Corporate assets                                                 70,451
Net current assets of
  discontinued operations                                       147,480
Net long term assets of
  discontinued operations                                       106,194
Total assets                                                   $764,858


Report of Independent Accountants

     To the Shareholders and Directors of Millipore Corporation:

We have audited the accompanying consolidated balance sheets of Millipore Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millipore Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes A, H and L to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and its accounting for income taxes in 1992.

Boston, Massachusetts                   Coopers & Lybrand L.L.P.
January 26, 1995

Eleven-year Summary of Operations
Millipore Corporation

(In thousands except per share)
                         1994     1993     1992     1991     1990

Net sales               $497,252 $445,366 $427,188 $415,075 $380,983

Cost of sales            212,675  193,575  195,462  194,557  170,049

Gross profit             284,577  251,791  231,726  220,518  210,934
Selling, general and
administrative expenses  159,591  145,647  142,701  129,593  117,214
Research and
development expenses      34,327   34,952   32,953   32,633   29,538
Restructuring charge           -        -        -        -   17,103

Operating income          90,659   71,192   56,072   58,292   47,079
Other Income (expense)   (10,800)       -   (2,415)       -        -
Interest income            4,091    4,069    6,888    6,182    6,723
Interest expense          (7,035) (12,038) (14,692) (13,984) (10,418)

Income from continuing
operations before
income taxes              76,915   63,223   45,853   50,490   43,384
Provision for income
taxes
excluding non-recurring   17,306   14,225   10,317   14,570   13,629
tax benfit
Nonrecurring tax               -        -        -        -        -
benefit

Income from continuing    59,609   48,998   35,536   35,920   29,755
operations
Earnings (loss) from
discontinued operations        -  (10,851)   2,715   18,645   (6,678)
Loss on disposal of
discontinued operations   (3,400)       -       -         -        -
Income before
extraordinary item and
cumulative effect
  of change in            56,209   38,147   38,251   54,565   23,077
accounting principle

Extraordinary item-loss
on early extinguishment        -    3,544        -        -        -
of debt

Cumulative effect of
change in accounting
for postretirement
benefits                      -         -     5,068       -        -
Net income              $56,209   $34,603   $33,183 $54,565  $23,077


Net income per common
share:
Income from continuing    $2.18     $1.75     $1.26   $1.27    $1.05
operations
Net income per common      2.05      1.24      1.17    1.93     0.82
share
Cash dividends declared    0.59      0.55      0.51    0.47     0.43
per share
Average common shares
and equivalents          27,363    27,951    28,242  28,294   28,307

Financial Data

Working Capital         $100,649 $232,865  $220,378 $247,399 $225,039
Total assets             527,653  720,553   764,858  765,129  704,971
Long-term obligations    100,231  102,047   103,240  106,306  107,517
Shareholders' equity    $221,277 $461,154  $452,835 $464,496 $427,008

The Company adopted SFAS # 109 "Accounting for Income Taxes" during 1992 and restated tax provisions in 1991 and 1990 and 1986.

1984 earnings per share include a $.15 per share non-recurring tax benefit from the reversal of all deferred taxes provided on DISC income prior to 1984.





                         1989     1988     1987     1986     1985     1984

Net sales               $365,825 $347,267 $298,728 $251,212 $202,411 $193,190

Cost of sales            165,979  161,613  138,587  117,997   99,427   97,048

Gross profit             199,846  185,654  160,141  133,215  102,984   96,142
Selling, general and
administrative expenses  115,951  116,636   98,730   87,058   66,409   62,777
Research and
development expenses      28,756   22,336   19,742   16,756   15,132   15,407
Restructuring charge           -        -        -        -        -        -

Operating income          55,139   46,682   41,669   29,401   21,443   17,958
Other Income (expense)     3,149        -        -        -        -        -
Interest income            3,914    3,450    2,234    3,066    3,403    4,145
Interest expense          (8,543)  (6,543)  (3,432)  (3,762)  (3,300)  (3,136)

Income from continuing
operations before
income taxes              53,659   43,589   40,471   28,705   21,546   18,967
Provision for income
taxes
excluding non-recurring   11,619   10,955   10,040   10,538    5,357    5,121
tax
benefit
Nonrecurring benefit           -        -        -        -        -   (4,002)

Income from continuing    42,040   32,634   30,431   18,167   16,189   17,848
operations
Earnings (loss) from
discontinued operations   10,462   22,751   17,993   14,797   15,541   12,645
Loss on disposal of
discontinued operations        -        -        -        -        -        -
Income before
extraordinary item and
cumulative effect
  of change in            52,502   55,385   48,424   32,964   31,730   30,493
accounting principle

Extraordinary item-loss
on early extinguishment        -        -        -        -        -        -
of debt

Cumulative effect of
change in accounting
for postretirement
benefits                       -        -        -        -        -        -
Net income
                         $52,502  $55,385  $48,424  $32,964  $31,730  $30,493

Net income per common
share:
Income from continuing     $1.48    $1.15    $1.07    $0.65    $0.59    $0.65
operations
Net income per common       1.85     1.96     1.71     1.18     1.15     1.11
share
Cash dividends declared     0.39     0.35     0.31     0.27     0.24     0.22
per share
Average common shares
and equivalents           28,323   28,329   28,344   27,931   27,632   27,552

Financial Data

Working Capital         $249,777 $251,825 $168,594 $165,421 $146,334 $121,075
Total assets             616,747  547,997  452,387  369,414  326,903  283,517
Long-term obligations    106,147  105,946    6,378   12,094   13,446   10,630
Shareholders' equity    $403,827 $362,800 $327,604 $283,547 $244,607 $214,289

                               40-41

Quarterly Results (Unaudited)

The Company's unaudited quarterly results are summarized below.
                               First   Second    Third  Fourth
(In thousands, except per
   share data)               quarter  quarter quarter quarter     Year
1994
Net sales                   $118,959 $124,690 $123,551$130,052$497,252
Cost of sales                 51,265   52,910   53,114  55,386 212,675
     Gross profit             67,694   71,780   70,437  74,666 284,577
Selling, general and administrative
 expenses                     38,109   39,456   40,181  41,845 159,591
Research and development
  expenses                     8,558    8,446    8,367   8,956  34,327
     Operating income         21,027   23,878   21,889  23,865  90,659
Other expense                      -        -        -(10,800)(10,800)
Interest income                  565      713    1,976     837   4,091
Interest expense              (1,858)  (1,917)  (1,714) (1,546) (7,035)
     Income from continuing
     operations before income
       taxes                  19,734   22,674   22,151  12,356  76,915
Provision for income taxes     4,440    5,102    4,984   2,780  17,306
Income from continuing
   operations                 15,294   17,572   17,167   9,576  59,609
Loss from discontinued operations  -        -   (3,400)       - (3,400)

     Net income             $ 15,294 $ 17,572 $ 13,767 $ 9,576 $56,209
Per share information
  Income from continuing
     operations                $0.54    $0.62    $0.61   $0.40   $2.18
  Net income                   $0.54    $0.62    $0.49   $0.40   $2.05
Weighted average common shares
 outstanding                  28,123   28,388   28,155  23,840  27,363
1993
Net sales                   $105,189 $114,613 $111,854$113,710$445,366
Cost of sales                 45,140   49,271   49,587  49,577 193,575
     Gross profit             60,049   65,342   62,267  64,133 251,791
Selling, general and administrative
 expenses                     36,555   36,946   36,424  35,722 145,647
Research and development
   expenses                    8,587    9,010    8,652   8,703  34,952
     Operating income         14,907   19,386   17,191  19,708  71,192
Interest income                1,098    1,039    1,047     885   4,069
Interest expense              (3,315)  (3,122)  (3,015) (2,586)(12,038)
     Income from continuing
     operations before income
        taxes                 12,690   17,303   15,223  18,007  63,223
Provision for income taxes     2,855    3,893    3,425   4,052  14,225
Income from continuing
  operations                   9,835   13,410   11,798  13,955  48,998
Loss from discontinued
  operations                  (9,083)    (579)  (1,189)      - (10,851)

Extraordinary item - loss on early
  extinguishment of debt           -        -        -   3,544   3,544
     Net income             $    752 $ 12,831 $ 10,609$ 10,411$ 34,603
Per share information
  Income from continuing
     operations                $0.35    $0.48    $0.42   $0.50   $1.75
  Net income                   $0.03    $0.46    $0.38   $0.37   $1.24
Weighted average common shares
 outstanding                  27,983   27,946   27,921  27,954  27,951

Investor Information

        Registrar and Transfer Agent

     The First National Bank of Boston
     Shareholders Services Division
     P.O. Box 644
     Boston, Massachusetts 02102-0644

        Annual Meeting

     The Annual Meeting of Shareholders of Millipore Corporation will be held at our Bedford Massachusetts Facility (80 Ashby Road) on Thursday, April 20, 1995 at 11 a.m.

        Dividend Reinvestment

     An   automatic   dividend   reinvestment  program   is   available   to
     shareholders.  A  descriptive  brochure  and  authorization  card   are
     available on request.

        Reports

     Quarterly results are available through facsimile, voice mail, and the Internet, or on request from the Company. Form 10-K is filed annually with the Securities Exchange Commission and is available on the Internet and on request from the Company. To receive the latest quarterly results through facsimile, call (800)758-5804 (PIN# 101371); through voice mail call (800)605-5249; through the Internet go to URL http://www.millipore.com. The 10-K is alos available through that voice mail number and that Internet address. For other investor information, contact:

     Geoffrey E. Helliwell
     Director of Treasury Operations
     Millipore Corporation
     80 Ashby Road
     Bedford, Massachusetts 01730-2271
     (617) 533-2032

        Common Stock

     Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Millipore Stock Prices


                      Range of Stock Prices         Dividends Declared
                                                        Per Share
                         1994             1993          1994   1993

                    High    Low     High      Low
First Quarter    $48.87  $38.50    $35.50    $25.88    $0.14   $0.13
Second Quarter    53.87   42.75     32.38     26.50     0.15    0.14
Third Quarter     57.00   50.00     34.25     29.75     0.15    0.14
Fourth Quarter    55.13   46.63     40.25     32.75     0.15    0.14