Form 10-K, Exhibit 13
period 1995-12-31
MILLIPORE CORP
filed 1996-03-21
CIK 66479

Management's Discussion and Analysis

                             General

On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily the chromatography and bioscience markets. Those divisions, which represented separate product lines with separate customers, have been accounted for as discontinued operations. The Company sold those divisions in the third quarter of 1994 and realized a net loss upon their disposition. The consolidated statement of income in 1993 included the results of discontinued operations through November 11, 1993. The following discussion on results of operations applies to continuing operations.

                      Results of Operations

Consolidated  Net  Sales increased 20 percent  in  1995  to  $594 million. Sales growth rates by geography and market, measured in local currencies and U.S. dollars, are summarized in the table below:

                       Sales growth          Sales growth
                           rates                rates
                        measured in          measured in
                     local currencies        U.S. dollars
                     1995  1994  1993       1995 1994 1993

Americas             15%    8%    6%        13%   8%   6%
Europe               10%    6%    4%        20%   7%  (7%)

Asia/Pacific         18%   16%   10%        27%  21%  18%
  Consolidated       15%   10%    6%        20%  12%   4%

Microelectronics Mfg 43%   33%   10%        50%  39%  16%
BioPharmaceutical Mfg 9%    4%   11%        14%   6%   8%

Analytical Laboratory 3%    4%    3%         8%   6%   0%
  Consolidated       15%   10%    6%        20%  12%   4%

Sales to the microelectronics manufacturing market grew at higher rates than the Company's other markets in every geography in 1995 and 1994. Sales to microelectronics manufacturing customers in 1995 accounted for 29 percent of consolidated sales. The Company's growth rates in this market in 1995 and 1994 were similar to growth rates achieved by the semiconductor industry in general and reflect the significant worldwide expansion of the microelectronics manufacturing industry over the past few years.

Sales to the biopharmaceutical manufacturing market grew faster in 1995 compared to 1994, with stronger sales to pharmaceutical customers in Europe and beverage manufacturing customers in Japan. Sales to the biopharmaceutical market in the Americas continued to grow more slowly in 1995 than in the other geographies, reflecting continued cautious spending by pharmaceutical customers. Sales to biopharmaceutical customers in 1995 accounted for 29 percent of consolidated sales.

Sales to the analytical laboratory market continued to grow at lower rates than the Company's other markets in 1995. Within this market, sales of the Company's laboratory water products grew across all geographies, with the strongest growth in the Americas and Europe. Sales to analytical laboratory customers in 1995 accounted for 42 percent of consolidated sales.

The effect of foreign exchange rates on sales, specifically the strengthening of the Japanese yen and french franc against the U.S. dollar, increased reported sales growth by 5 percent in 1995, compared to a 2 percent increase in 1994 and a 2 percent decrease in 1993. Approximately 66 percent, 64 percent and 62 percent of the Company's revenues in 1995, 1994 and 1993 respectively, were generated in foreign currencies. The significant volume of business transacted in foreign currencies exposes the Company to risks associated with currency rate fluctuations which impact the Company's revenue and net income. To partially mitigate this risk, the Company has entered into foreign currency transactions, primarily forward contracts to sell yen, on a continuing basis in amounts and timing consistent with the underlying currency exposure so that the gains or losses on these transactions offset gains or losses on the underlying exposure. Though a weaker dollar will benefit, and a strong dollar will adversely affect future reported sales growth, the Company is unable to predict future currency fluctuations and to quantify their effect on net income.

Price changes and inflation have not significantly affected the comparability of sales during the past three years.

Gross Margins were 59.0 percent in 1995, 57.2 percent in 1994, and 56.5 percent in 1993. The improvement in gross margins in 1995 compared to 1994 and 1994 compared to 1993 resulted from significantly increased production volume in the Company's microelectronics manufacturing plants as well as continued cost reduction activities in all of the Company's manufacturing operations.

Selling, General and Administrative (S, G & A) Expenses, excluding the effects of foreign exchange, grew 17 percent in 1995, 8 percent in 1994 and 6 percent in 1993. The Company continued to invest in sales and marketing programs, particularly within the microelectronics manufacturing and analytical laboratory markets, to support future sales growth. G & A expenses grew at a significantly lower rate than selling expenses in 1995.

Research and Development Expenses increased by 6 percent in 1995 compared to 1994, principally due to investments in the development of new and enhanced products in the microelectronics manufacturing markets. The percentage increase in R & D spending in 1995 was lower than the percentage increase in S, G & A as the Company directed substantial resources into sales and marketing initiatives designed to further enhance sales growth. The Company continued to fund all major programs in 1995.

Other  Expense in 1994 reflects a non-recurring charge  of  $10.8 million to settle litigation which arose from the Company's  sale
of  its  Process  Water  Division in 1989.   The  litigation  was
settled in the fourth quarter of 1994.

Net Interest Expense in 1995 was significantly higher than in 1994 primarily due to the fact that net interest expense in 1994 benefited from the substantial net proceeds received from the divested businesses. In addition, the Company increased short-term borrowings by $25 million in 1995 to partially fund the Company's stock repurchase program. Short-term interest rates in 1995 were slightly higher than in 1994.

The Provision for Income Taxes was 22.5 percent of pre-tax income in 1995, the same effective rate as in 1994 and 1993. The Company continues to benefit from low tax rates in Puerto Rico and Ireland and tax incentives attributable to its U.S. export operations.

The Net Loss on Disposal of Discontinued Operations reflects the after-tax loss of disposing of the Company's Instrumentation
Divisions, the sale of which was concluded in the third quarter of 1994.

Extraordinary Loss on Early Extinguishment of Debt reflects the after-tax cost recorded by the Company in 1993 to pre-pay its $100 million note, which bore interest at 9.2 percent and was callable in 1995. In March 1994, the Company issued a new $100 million note bearing interest at 6.78 percent.

Earnings Per Share in 1994 and 1993 include certain non-recurring
charges.   Earnings per share from continuing operations adjusted
for these charges are summarized as follows:

                                               1995  1994   1993
Earnings from continuing operations after     $1.90  $1.09  $0.81
charges

Charges                                           -   0.15   0.07

Earnings from continuing operations before    $1.90  $1.24  $0.88
charges

The  charge  in  1994 resulted from the settlement of  litigation relating  to the Company's sale of the Process Water Division  in
1989.   The charge in 1993 resulted from the early extinguishment
of the Company's long-term debt.

                        Legal Proceedings

Significant amounts have been paid in prior years in connection with environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company was named a potentially responsible party by the Environmental Protection
Agency.   Prior  to 1995, the Company had paid $14 million  to
settle claims at such sites. Due to the fact that Superfund sites at which the Company was named a potentially responsible party are in the late stages of remedy and a significant portion of the remedy cost has already been funded, the Company believes that its probable future financial obligation at December 31, 1995 will not materially impact its future operating results and liquidity. Amounts paid by the Company in 1995 with respect to the Superfund obligations were insignificant.

                 Capital Resources and Liquidity

In 1995, the Company generated $99 million of cash from operating activities, compared to $89 million in 1994 and $74 million in 1993. Net cash provided by operating activities continues to be the Company's primary source of funding capital expenditures and dividends. The increase in net cash from operating activities in 1995 compared to 1994 was primarily due to increased net income and improved working capital management, as both accounts receivable and inventories grew at significantly lower rates than sales. In addition, net cash flow from operating activities in 1994 benefited from a $14 million income tax refund.

Capital expenditures were higher in 1995 compared to 1994, primarily due to increased tooling requirements in the Company's manufacturing facilities and continued investment in information technology systems. The Company expects capital expenditures and depreciation expense in 1996 to be higher than capital spending and depreciation expense in 1995. At December 31, 1995, the Company had no significant commitments for capital expenditures.

In 1995, the Company paid $3.5 million to close out the Company's German deutsche mark swap. In 1994, the Company paid a total of $15.4 million in financing related transactions; $5.1 million was used to pre-pay the Company's $100 million notes payable due in 1998, while $10.3 million was used to close out the Company's yen currency swap.

In  1995  and  1994,  the Company used the $258  million  of  net
proceeds   from  the  sale  of  its  Waters  Chromatography   and
Bioscience divisions, along with cash generated from its continuing business, to purchases shares of its outstanding common stock. The Company spent $293 million, net of stock option exercise amounts, to repurchase 6.1 million shares of its common stock in 1994, primarily pursuant to a Dutch Auction Self Tender completed in the third quarter and an ongoing open market share repurchase program. The Company originally allocated $100.0 million for the open market share repurchase program and spent $78 million in the fourth quarter of 1994. In early 1995, the Company announced plans to spend an additional $50 million on open market share repurchases. The Company spent $64 million on open market repurchases in 1995.

The net cash outflow of $7 million to settle discontinued operations activities in 1995 was in line with the Company's expectations. Spending of $27 million to settle costs associated with the divestitures was offset by proceeds of $20 million related to the divestitures. Included in the proceeds was a $10 million income tax refund applicable to discontinued operations which caused the Company's other assets to decrease in 1995 as compared to 1994. The Company believes that the net cash it will spend with respect to the divestitures in 1996 will approximate the $7 million spent in 1995.

The Company has $23.8 million of cash and short-term investments on hand at the end of 1995, which along with the Company's strong financial position, provides a high degree of flexibility in financing future requirements.

                            Dividends

The quarterly dividend was increased in the second quarter of 1995 from $0.075 to $0.08 per share. Dividends paid in 1995 were $14.1 million.

               Business Outlook and Uncertainties

The  following  statements  are based  on  current  expectations.
These statements are forward looking and actual results may differ materially.

Sales  -  As previously noted, 1995 sales to the microelectronics
manufacturing   market  accounted  for   29   percent   of   1995
consolidated sales and represented the fastest growing market in which the Company participates. Sales growth into this market in the past has been volatile, due to general cyclicality historically exhibited by this market. This industry's predictions for sales growth in 1996 are 15 to 20 percent lower than the growth experienced in 1995 by the Company. As this market has become a more significant component of the Company's consolidated sales, the effects of future industry volatility could significantly impact the Company's consolidated sales growth.

A large percentage of the Company's sales are transacted in foreign currencies. Late in 1995, the U.S. dollar began to strengthen against the Japanese yen and French franc. If foreign exchange rates remain at March 1, 1996 levels, the effect of foreign exchange will reduce first quarter 1996 and full-year 1996 reported sales growth by 4 percent compared to 1995. Any change in foreign exchange rates will be reflected in the results of operations.

Gross Margins - The Company expects gross margin percentages to improve slightly in 1996 compared to 1995 due to increased volume in the Company's manufacturing plants in support of expected sales growth. Lower than expected sales growth will negatively impact the Company's ability to improve gross margins. The Company anticipates no significant changes in pricing products.

Operating Expenses - Operating expenses in total in 1996 are expected to increase at a rate consistent or slightly lower than sales growth. However, the Company expects the rate of growth in S, G & A expenses to be lower in 1996 compared to 1995. Conversely, the Company expects the rate of growth in R & D expenses to be higher in 1996 compared to 1995.

Interest Expense - The Company expects net interest expense in 1996 will approximate net interest expense in 1995, assuming no significant change in prevailing interest rates and no additional borrowings. The Company anticipates that 1996 borrowings will fluctuate on a quarterly basis but anticipates no significant increase in borrowings on a full-year basis.

Provision  for Income Taxes - The effective tax rate in  1996  is
projected to be 23.5 percent, up from 22.5 percent in 1995.   The
tax rate estimate is based on current tax law and is subject to change.

Capital Spending - The Company expects to spend more on fixed asset additions in 1996 compared to 1995. The Company does not believe it needs to significantly expand or add manufacturing capacity in 1996 to handle its anticipated 1996 sales growth. However, the Company will invest in tooling within its manufacturing plants as required. The Company will continue to evaluate the adequacy of its worldwide sales and administration offices in response to sales growth and may invest in additional facilities as required. The Company also expects that 1996 depreciation expense will be higher than 1995 depreciation expense.

Working Capital Management - Consistent with 1995, the Company expects to continue to leverage its assets as accounts receivable, inventories, and net property, plant and equipment are expected to grow at a rate lower than sales growth. In addition, the Company anticipates that its current tax strategies will result in a decrease in deferred income tax assets in 1996, although the exact decrease is not known at this time.

Stock Repurchases -In early 1996, the Company announced plans to spend an additional $50 million on open market share repurchases.
The funds required for additional share repurchases are expected to be generated by the Company's ongoing operations.

All the above forward-looking statements involve a number of risks and uncertainties, the principal one as set forth is the continued strong momentum worldwide of the microelectronics manufacturing market. This, of course, is equally true of the worldwide economy in general. Other specific factors that could cause actual results to differ materially are: changes in foreign exchange rates; increased regulatory concerns on the part of the biopharmaceutical industry; further consolidation of drug manufacturers; competitive factors such as new membrane technology, and/or a new method of chip manufacture which relies less heavily on purified chemicals and gases; availability of component products on a timely basis; inventory risks due to shift in market demand; change in product mix; and the risk factors listed from time to time in the Company's SEC reports including but not limited to the Company's Prospectus dated May 3, 1995 contained in its S-4 Filing #33-58117.

Consolidated Statements of Income

Millipore Corporation

Year ended December 31
(In thousands except per share data)  1995         1994         1993

Net sales                          $594,466      $497,252      $445,366
Cost of sales                       243,849       212,675       193,575
Gross profit                        350,617       284,577       251,791
Selling, general and                195,026       159,591       145,647
administrative expenses
Research and development expenses    36,515        34,327        34,952

Operating income                    119,076        90,659        71,192
Other expense                             -       (10,800)            -
Interest income                       1,682         4,091         4,069
Interest expense                    (10,623)       (7,035)      (12,038)

Income from continuing
  operations before income taxes    110,135        76,915        63,223
Provision for income taxes           24,781        17,306        14,225

Income from continuing operations
  before extraordinary item          85,354        59,609        48,998

Loss from discontinued operations         -             -       (10,851)

Net loss on disposal of                   -        (3,400)            -
discontinued operations

Income before extraordinary item     85,354        56,209        38,147


Extraordinary item - loss on
  early extinguishment of debt            -             -        (3,544)

Net income                          $85,354       $56,209       $34,603


Income per share
Income from continuing operations     $1.90         $1.09         $0.88
Net income per common share           $1.90         $1.03         $0.62
Weighted average common              44,985        54,726        55,902
shares outstanding


      The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Millipore Corporation

December 31
(In thousands)                                 1995         1994
Assets

Current assets:
     Cash                                    $2,696       $2,898
     Short-term investments                  21,062       27,338
     Accounts receivable (less allowance for
     doubtful accounts of $2,054 in 1995 and
     $4,968 in 1994)                        147,759      136,944
     Inventories                             80,386       71,209
     Other current assets                     5,260        5,351
     Receivables arising from sale of         4,596       15,064
     businesses
          Total current assets              261,759      258,804

Property, plant and equipment, net          191,250      187,525
Intangible assets (less accumulated
amortization of $2,506 in 1995 and  $1,597    7,219        5,177
in 1994)
Deferred income taxes                        53,179       58,123
Other assets                                 17,538       27,351

Total assets                               $530,945     $536,980

Liabilities and Shareholders' Equity

Current liabilities:
     Notes payable                         $ 80,768     $ 56,116
     Accounts payable                        33,436       30,510
     Accrued expenses                        32,366       33,523
     Accrued divestiture costs                6,543       16,470
     Dividends payable                        3,537        3,500
     Accrued retirement plan contributions    6,588        5,987
     Accrued and deferred income taxes        9,926       12,049
     payable
          Total current liabilities         173,164      158,155

Long-term debt                              105,272      109,327
Other liabilities                            21,034       19,221
Accrued divestiture costs                     5,000       29,000
Commitments and contingent liabilities            -            -
Shareholders' equity:
     Common stock, par value $1.00 per share,
     80,000 shares  authorized; 56,988 and
     28,494 shares issued as of December 31, 56,988       28,494
     1995 and 1994, respectively
     Additional paid-in capital                   -       23,603
     Retained earnings                      523,633      458,579

     Translation adjustments                    375        5,147
                                            580,996      515,823

     Less:  Treasury stock at cost, 12,727 and
     5,361 shares as of December 31, 1995 and
     1994, respectively                    (354,521)    (294,546)
     Total shareholders' equity             226,475      221,277

Total liabilities and shareholders' equity $530,945      536,980

      The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Millipore Corporation
Year ended December 31, 1993, 1994 and 1995
(In thousands except per share data)

                                          Additional                                           Total
                           Common Stock     Paid-in  Retained  Translation  Treasury Stock  Shareholders'
                         Shares  Par Value  Capital  Earnings  Adjustments  Shares   Cost     Equity

Balance January 1, 1993  28,344  $28,344  $16,524    $416,563    $4,028     (370)  $(12,624) $452,835
Net income                                             34,603                                  34,603
Cash dividends declared,                              (15,396)                                (15,396)
$0.275 per share
Treasury stock acquired                                                     (112)    (3,427)   (3,427)
Stock options exercised                                  (899)               104      3,468     2,569
Employees' stock purchase                                 (32)                10        353       321
plan proceeds
Incentive plan awards                                     161                 22        721       882
Stock awards                                             (12)                  5        152       140
U.S. tax benefit from                         279                                                 279
stock plan activity
Translation adjustments                                         (11,652)                      (11,652)

Balance at December 31,  28,344  $28,344  $16,803    $434,988   $(7,624)    (341)  $(11,357) $461,154
1993
Net income                                             56,209                                  56,209
Cash dividends declared,                              (15,381)                                (15,381)
$0.295 per share
Treasury stock acquired                      (400)                        (6,148)  (334,702) (335,102)
Stock options exercised     101      101    4,848     (15,479)             1,072     48,898    38,368
Employees' stock purchase    49       49    2,352      (1,712)                47      2,120     2,809
plan proceeds
Incentive plan awards                                     (54)                 8        431       377
Stock awards                                                8                  1         64        72
Translation adjustments                                         12,771                         12,771
Balance at December 31,  28,494  $28,494  $23,603    $458,579   $5,147    (5,361) $(294,546) $221,277
1994
Net income                                             85,354                                  85,354
Effect of two-for-one    28,494   28,494  (23,603)     (4,891)            (5,361)                   -
stock split
Cash dividends declared,                              (14,071)                                (14,071)
$0.315 per share
Treasury stock acquired                                                   (2,962)   (90,113)  (90,113)
Stock options exercised                                (1,553)               895     28,366    26,813
Employees' stock purchase                                  (4)                33        905       901
plan proceeds
Savings and Participation                                  86                 14        456       542
Plan proceeds
Incentive plan awards                                     124                 13        354       478
Stock awards                                                9                  2         57        66
Translation adjustments                                        (4,772)                         (4,772)
Balance at December 31,  56,988  $56,988      $0     $523,633    $375    (12,727) $(354,521) $226,475
1995

    The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Millipore Corporation

Year ended December 31
(In thousands)                           1995         1994         1993
Cash Flows from Operating Activities:

Net income                                 $85,354       $56,209      $34,603
Adjustments to reconcile net income
to net cash provided by operating activities
          Net loss from discontinued operations  -             -       10,851
          Net loss on disposal of                -         3,400            -
          discontinued operations
          Depreciation and amortization     27,478        27,604       23,775
          Deferred income tax provision      1,372        (2,227)      (1,745)
          Extraordinary item-loss                -             -        3,544
          on extinguishment of debt
          Change in operating assets and liabilities:
            (Increase) in accounts         (10,548)      (14,672)      (5,440)
             receivable
            (Increase) decrease in          (7,218)       (1,894)       6,398
             inventories
            Decrease in other current assets   409         1,427          763
            (Increase) in other assets      (8,209)         (695)      (1,181)
            Increase in accounts payable
             and accrued expense             5,931         2,876        3,740
            Increase (decrease) in accrued
             retirement plan contributions     543          (269)        (104)
            Increase (decrease) in accrued   6,475         6,123       (1,002)
             income taxes
            Income tax refund received           -        14,035            -
            Other                           (2,438)       (3,334)          53
          Net cash provided by              99,149        88,583       74,255
          operating activities

Cash Flows from Investing Activities:

Net proceeds from sales of businesses            -       257,899            -
Additions to property, plant and           (30,010)      (21,009)     (24,469)
equipment, net
Additions to intangible assets              (2,135)       (2,718)        (800)
Net cash used by discontinued businesses    (6,967)            -         (649)
Net cash provided by (used in)             (39,112)      234,172      (25,918)
investing activities

Cash Flows from Financing Activities:

Treasury stock acquired                    (90,113)     (334,702)      (3,427)
Issuance of treasury stock under            16,937        33,876        3,912
stock plans
Cash paid to extinguish long-term debt           -        (5,088)           -
Common stock issued                              -         7,350            -
Cash paid to close out foreign              (3,546)      (10,287)           -
currency swap
Net change in short-term debt               25,795        (9,539)     (59,887)
Net change in long-term debt                     -        (1,820)      (1,222)
Dividends paid                             (14,117)      (15,802)     (15,108)
Net cash used for financing activities     (65,044)     (336,012)     (75,732)
Effect of foreign exchange rates on
cash and short-term investments             (1,471)        2,851       (2,414)
Net decrease in cash and short-term         (6,478)      (10,406)     (29,809)
investments
Cash and short-term investments on          30,236        40,642       70,451
January 1
Cash and short-term investments on         $23,758       $30,236      $40,642
December 31
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements (In thousands except share and per share data)

Note A - Summary of Significant Accounting Policies

     Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

     Translation of Foreign Currencies

For all of the Company's foreign subsidiaries except Brazil, assets and liabilities are translated at exchange rates prevailing on the balance sheet date, revenues and expenses are translated at average exchange rates prevailing during the period, and elements of shareholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in shareholders' equity. The aggregate transaction gains and losses included in the consolidated statements of income are not material. For the Company's subsidiary in Brazil, where inflation is very high, the translation is the same except that inventories, cost of sales, property, plant and equipment, and depreciation are translated at historical rates. Resulting translation gains and losses for this subsidiary are included in income.

     Short-term Investments

Short-term investments consisting primarily of certificates of deposit, are classified as available for sale and are carried at cost plus accrued interest, which approximates market value. All short-term investments have original maturities of three months or less and are considered cash equivalents for purposes of the consolidated statements of cash flows.

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

The estimated useful lives of the Company's depreciable assets are as follows:

               Leasehold improvements        Life of the Lease
               Buildings and improvements        10-30 Years
               Production and other equipment     3-15 Years


     Intangible Assets

Intangible assets consist primarily of goodwill and licenses and are recorded at cost. Intangible assets are amortized on a straight line basis over periods ranging from 7 to 20 years.

     Income Taxes

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. With respect to the unremitted earnings of the Company's foreign and Puerto Rican subsidiaries, deferred taxes are only provided on amounts expected to be repatriated.

     Stock Options

Stock options are accounted for in accordance with APB 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recorded in connection with stock option grants under the Company's fixed stock option plans. During 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 defines a fair-value method of accounting for employee stock option or similar equity instruments and encourages companies to adopt that method of accounting beginning in 1996. However, SFAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by APB Opinion 25. The Company expects to continue to account for stock options in accordance with APB 25, but beginning in 1996 will also make pro-forma disclosures of net income and earnings per share as if the fair-value-based method of accounting defined in SFAS 123 had been applied.

     Treasury Stock

Treasury stock is recorded at its cost on the date acquired and is relieved at its weighted average cost upon reissuance. The excess of cost over the proceeds of reissued treasury stock is charged to retained earnings.

     Net Income Per Common Share

Net income per common share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding for the period.

     Revenue Recognition

Sales of products and services are recorded at the time of product shipment or performance of services.

     Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the 1995 presentation.

Note B - Stock Split

On June 8, 1995, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend, payable on July 21, 1995 to shareholders of record as of June 23, 1995. Par value per share remained at $1.00. The stock split resulted in the issuance of 28,494,000 additional shares of common stock from authorized but unissued shares. The issuance of additional shares resulted in the transfer of $23,603 from additional paid in capital and $4,891 from retained earnings to common stock, representing the par value of the shares issued. Accordingly, all weighted average share and per share amounts, as well as stock plan data, have been restated to reflect the stock split. For purposes of presentation in the Consolidated Statements of Shareholders' Equity, the stock split has been accounted for as if it occurred on January 1, 1995.

Note C - Discontinued Operations

On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily chromatography and bioscience markets. Accordingly, the operating results of these businesses through November 11, 1993 were reclassified as discontinued operations in the accompanying consolidated financial statements. The operating results of these businesses after November 11, 1993 were deferred until the divestitures were completed. The results of the discontinued operations included in the accompanying statements of income are summarized as follows:

                                    January 1, 1993 through
                                       November 11, 1993
Net sales                                  $279,303
Pre-tax loss                               $(14,001)
Credit for income taxes                      (3,150)
Net loss                                   $(10,851)
Loss per share                             $  (0.19)

In  1993, the Company recorded a restructuring charge of  $13,000 to cover costs associated with reorganizing and restructuring the
Company's   chromatography  division  into  more   market-focused
customer-oriented business units.

On August 18, 1994, the Company sold its Waters Chromatography Division to Waters Holdings, Inc. for $330,000 in cash and $10,000 in stock. On August 23, 1994, the Company sold certain assets of its non-membrane bioscience business to PerSeptive Biosystems, Inc. for $10,000 in cash and four thousand shares of preferred stock redeemable in four equal annual installments of $10,000 each. The stock proceeds received from each sale have been recorded at their estimated fair value at the date of receipt. Both sales were recorded in the third quarter of 1994 and resulted in a combined pre-tax loss of $5,667 ($3,400 or $0.06 per share net of income taxes) which included estimated costs to be incurred in connection with the divestitures as well as pre-tax operating losses of $4,189 generated by the Instrumentation Divisions from November 11, 1993 through the completion of the divestitures.

In August, 1995, the Company received 912,000 shares of PerSeptive Biosystems' common stock in connection with PerSeptive's preferred stock redemption requirement. These shares have been recorded at historical cost. Any realized gain on the sale of these shares will be recognized when the shares are sold.

Accruals associated with the divestitures consist primarily of costs to be incurred in providing future general and administrative support services for the divested businesses as specified in the sales agreements, costs associated with abandoning facilities operated under long-term leases, and employee costs. During 1995, the Company charged $14,000 of employee costs, $4,700 of facilities costs, $6,200 of contract support services and $9,000 of other costs against divestiture accruals. The Company periodically assesses the adequacy of the divestiture accruals, and the remaining accrual balances at December 31, 1995 are expected to be sufficient to satisfy the Company's future obligations with respect to discontinued operations. These accruals have been separately classified in both current and long-term liabilities in the consolidated balance sheets based on management's estimates of when such liabilities will be settled.

In accordance with each respective sales agreement, the Company retained and is collecting certain customer accounts receivable balances generated from sales of Instrumentation Division products prior to and subsequent to the completion of the divestitures. These amounts have been classified in Receivables arising from sales of businesses in the accompanying consolidated balance sheets.

Note D - Inventories

Inventories at December 31 consisted of the following:


                                          1995         1994
Raw materials                         $ 21,357     $ 19,895
Work in process                          9,621        8,992
Finished goods                          49,408       42,322
                                      $ 80,386     $ 71,209

The value of inventories determined using the LIFO cost method was $43,101 or 54 percent of the total at December 31, 1995 and $45,473 or 64 percent of the total at December 31, 1994. If these inventories had been valued using the FIFO cost method, they would have been $45,608 at December 31, 1995 and $46,776 at December 31, 1994.

Note E - Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

                                          1995         1994
Land                                 $   7,419    $   7,445
Leasehold improvements                   9,214        9,054
Buildings and improvements             117,932      113,359
Production and other equipment         217,443      206,261
Construction in progress                21,932       16,442
                                       373,940      352,561
Less: accumulated depreciation and     182,690      165,036
 amortization
                                      $191,250    $ 187,525


Note F - Notes Payable

Short-term borrowings and related lines of credit at December 31 are summarized as follows:

                                          1995         1994
Notes payable                        $  80,768    $  56,116
Unused lines of credit               $ 251,749    $ 174,409
Average amount outstanding at        $  91,338    $  46,340
month-end during the year
Maximum amount outstanding at         $116,721    $  74,672
month-end during the year
Weighted average interest rate            6.2%         4.2%
during the year
Weighted average interest rate at         6.1%         5.5%
year-end

Notes payable generally consist of renewable, uncollateralized borrowings under lines of credit that are denominated in various currencies and bear interest at prevailing rates.

Note G - Long-term Debt

Long-term debt at December 31 consisted of the following:
                                          1995         1994
Notes payable due in 2004             $100,000     $100,000
Unrealized loss on revaluation of        5,272        9,327
yen-denominated debt
Long-term debt                        $105,272     $109,327

In the fourth quarter of 1993, the Company entered into an agreement to retire its 9.2 percent $100,000 notes payable before their call date of March 30, 1995. Accordingly, the Company recorded an extraordinary charge of $5,906 ($3,544 net of income taxes or $0.07 per share) in December, 1993 to reflect the cost of extinguishing the notes.

In March, 1994, the Company issued $100,000 of 6.78 percent notes due in
2004.   Interest is payable semi-annually on these notes in March
and   September.   The  notes  contain  covenants   relating   to
maintenance   of  current  asset  levels,  cash   dividends   and
limitations on long-term debt. The Company is in compliance with all such covenants.

The Company capitalized interest costs associated with the acquisition of certain assets of $929 in 1995, $890 in 1994, and $1,301 in 1993. Interest paid on short-term and long-term debt during 1995, 1994, and 1993 amounted to $11,481, $8,946, and
$13,356, respectively.

As of December 31, 1993, the Company had partially hedged its foreign currency net asset exposure by entering into a currency swap which was to mature in 1995. Under the terms of the original swap, the Company exchanged $100,000 of dollar debt service obligations for foreign obligations of 9,936,000 yen and 33,193 DM. In January, 1994, the Company closed out the yen denominated swap and simultaneously exchanged $80,000 of dollar debt service obligations for a yen denominated obligation of 8,760,000 yen, which bears interest at a rate of 4.49 percent. This swap matures in 2004. In March, 1995, the Company paid
$3,546 in cash to close out the DM swap. This cash payment represented the cumulative effect of the foreign currency rate fluctuations over the life of the swap. The Company's foreign currency obligations had effective weighted average interest rates of 5.39 and 5.18 percent in 1995 and 1994, respectively. The effects of foreign currency exchange rate fluctuations resulting from these swap agreements are included in translation adjustments and in transaction gains/losses.

Note H - Foreign Exchange

The Company has entered into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain transactions. Gains or losses on these contracts are recorded when the operating revenues and expenses related to the underlying transactions are recognized. Realized losses of $2,287 in 1995, $960 in 1994 and a gain of $2,300 in 1993 are included in cost of sales. Contracts open at December 31, 1995, aggregating $30,000, have an unrealized gain of $2,678. All open contracts have maturities which do not exceed fifteen months.

Note I - Income Taxes

Income taxes on both continuing and discontinued operations have been provided in accordance with the provisions of SFAS #109.
The Company's provisions for income taxes are summarized as follows:

                                            1995      1994      1993
   Domestic and foreign
   income before income taxes:
        Domestic                         $51,933   $23,042   $16,690

        Foreign                           58,202    48,206    32,532
                                         110,135    71,248    49,222
        Less: Loss from                        -         -    14,001
              discontinued operations
              Loss on disposal                 -     5,667         -
              of discontinued operations
        Income from continuing          $110,135   $76,915   $63,223
        operations before income taxes

   Domestic and foreign
   provisions for income taxes:
        Domestic                          $9,039   $(1,894)  $(2,781)
        Foreign                           14,642    16,433    13,356
        State                              1,100       500       500
                                          24,781    15,039    11,075
        Less:  portion applied to              -     2,267     3,150
               discontinued operations
                                         $24,781   $17,306   $14,225

   Current and deferred
   provisions  for income taxes:
        Current                          $23,409   $28,800   $12,820
        Deferred                           1,372   (13,761)   (1,745)
                                         $24,781   $15,039   $11,075

A summary of the differences between the Company's consolidated effective tax rate and the United States statutory federal income tax rate is as follows:

                                            1995      1994      1993
   U.S. statutory income tax rate          35.0%     35.0%     35.0%
   Puerto Rico tax rate benefits           (4.8)     (6.0)    (11.9)
   Ireland tax rate benefits               (5.2)     (4.0)     (1.1)
   Excess foreign over U.S. tax rate          -         -       5.6
   (including unremitted earnings)
   State income tax, net of federal          .7        .5        .7
   income tax benefit
   Foreign Sales Corporation income not    (2.0)     (3.0)     (4.6)
   taxed
   Tax credits                             (1.2)        -         -
   Other                                      -         -      (1.2)
   Effective tax rate applicable to        22.5%     22.5%     22.5%
   operations

Tax exemptions relating to Puerto Rico and Ireland operations are effective through 2004 and 2010, respectively. Income taxes paid
(net of refunds) during 1995, 1994, and 1993 were $9,999, $25,296, and $15,185, respectively.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These earnings
amounted  to  approximately $48,000 at  December  31,  1995.   If
earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $12,000 would have been required.

At December 31, 1995, the Company has foreign tax credit carryforwards of approximately $13,000 that expire in the years 1996 through 1999. General business credit carryforwards of approximately $6,500 expire in the years 2002 through 2011. In addition, the Company has alternative minimum tax credit carryforwards of approximately $7,800 which can be carried forward indefinitely.

Significant components of the Company's net deferred tax assets are as follows:

                                            1995      1994
   Intercompany and inventory  related   $13,943    $6,861
   transactions
   Postretirement benefits other  than     3,421     3,271
   pensions
   Tax  credits (including foreign tax
   credits on unremitted earnings)        43,370    33,056
   Divestiture related costs               7,435    30,850
   Other, net                              1,645     3,475
                                          69,814    77,513
   Valuation allowance                   (16,635)  (19,390)
   Net deferred tax asset               $ 53,179  $ 58,123

The valuation allowance is provided primarily against foreign tax credit carryforwards and foreign tax credits on unremitted earnings which can be utilized against future taxable income in the United States. The change in the valuation allowance for the year results from the writedown of certain deferred tax assets for which the valuation allowance had been previously established. These attributes are no longer available to the Company due to a change in business form of one of its foreign entities. Although realization is not assured, management believes it is more likely than not that the remainder of the deferred tax asset, net of the valuation allowance, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

During  1995  the Internal Revenue Service ("IRS") completed  its
examination   of  the  Company's  federal  income   tax   returns
pertaining to its U.S. and Puerto Rican operations for the  years
1991-1992 with no major adjustments.

Note J - Legal Proceedings

The settlement to date of all environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company was named a potentially responsible party by the Environmental Protection Agency has been significant. Prior to 1995, the Company had paid $14,000 to settle claims at sites in which the Company was named a potentially responsible party. Due to the fact that Superfund sites at which the Company was named a potentially responsible party are in the late stages of remedy and a significant portion of the remedy cost has already been funded, the Company believes that its probable future financial obligation at December 31, 1995 will not materially affect its future operating results and liquidity. Amounts paid by the Company in 1995 with respect to the Superfund obligations were insignificant.

In the fourth quarter of 1994, the Company settled a lawsuit filed by Eastern Enterprises in connection with Eastern's purchase of the Company's Process Water Division in 1989. Total settlement costs of $10,800, including a $9,000 payment to Eastern Enterprises and $1,800 of related costs incurred by the Company, are included in Other expense in the accompanying consolidated statements of income.

The  Company and Waters Holdings, Inc. are engaged in  a  dispute with respect to the amount of assets required to be transferred from the Company's Retirement Plan in connection with the divestitures.
The Company believes that it has meritorious arguments and should
prevail.   The  ultimate disposition is not expected  to  have  a
material adverse effect on the Company's financial condition.

Note K - Leases

Lease agreements cover sales offices, warehouse space, computers and automobiles. These leases have expiration dates through 2006. Certain land and building leases contain renewal options for periods ranging from five to ten years and purchase options at fair market value. Rental expense was $7,828 in 1995, $8,545 in 1994, $10,878 in 1993. At December 31, 1995 future minimum rents payable under noncancelable leases with initial terms exceeding one year were as follows:

     1996                                    $7,064
     1997                                     5,805
     1998                                     3,878
     1999                                     2,491
     2000                                     2,272
     2001 - 2006                             10,733

Note L - Stock Plans

Stock Option Plan

Under the Company's Combined Stock Option Plan, stock options to purchase Millipore common stock may be granted to employees. The plan  provides that the option price per share may  not  be  less than the fair market value of the stock at the time the option is granted and that options must expire not later than 10 years from the date of grant.  Plan data are summarized as follows:
                                            1995      1994      1993
 Option shares:
    Outstanding at beginning of period 3,518,000  5,440,000  4,862,000
    Issued during period                 373,000    534,000  1,032,000
    Exercised during period             (885,000)(2,334,000)  (200,000)
    Canceled during period               (66,000)  (122,000)  (254,000)
    Outstanding at end of period       2,940,000  3,518,000  5,440,000
 Exercisable at end of period          1,747,000  2,088,000  3,072,000
 Shares available for granting of      1,039,000  1,344,000  1,758,000
 options at end of period
 Average  price of outstanding options    $20.82     $17.96     $16.67
 at end of period
 Average  price  of exercised  options    $16.70     $16.30     $12.26
 during the period

In 1995, as part of the Company's broad-based open market stock repurchase program, the Company repurchased, at market prices, 759,000 shares of common stock which had been issued to current employees and former employees of the divested businesses under the Company's stock option plan. The difference between the market price of the shares repurchased and the stock option exercise price was recognized as compensation expense and is included in the Company's 1995 consolidated statement of income or charged against accrued divestiture reserves.

Non-Employee Director Stock Option Plan

In 1990, a stock option plan for non-employee directors was approved by the Company's shareholders. Under this plan, each eligible director receives options to purchase 4,000 shares of Millipore common stock on the date of his or her first election, and thereafter automatically receives additional options to purchase 2,000 shares at the first board of directors meeting following the Annual Meeting of Shareholders. The plan provides that the option price per share may not be less than the fair market value of the stock at the time the option is granted. At December 31, 1995, 122,000 options have been issued and 115,000 are outstanding.

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

In 1995, 1994, and 1993 shares issued under the Plan were 33,000,
192,000,  and 20,000, respectively. As of December 31, 1995,  367,0000 shares of Millipore common stock were available for sale to employees under the plan.

Incentive Plan for Senior Management

Under this plan, Millipore common stock is awarded to key members of senior management at no cost to them. The stock cannot be sold, assigned, transferred or pledged during a restriction period which is normally four years. Shares are subject to forfeiture should employment terminate during the restriction period.

The stock issued under the plan is recorded at its fair market value on the award date; the related deferred compensation is amortized to selling, general and administrative expenses over the restriction period. At the end of 1995, 1994, and 1993, 109,000, 154,000, and 266,000 shares, respectively, were outstanding under the plan. Plan expense was $450 in 1995, $790 in 1994 and $833 in 1993. As of December 31, 1995, 128,000
shares of Millipore common stock were available for future awards under this plan.

Note M - Employee Retirement Plans

Participation and Savings Plan

The Millipore Corporation Employees' Participation and Savings Plan (Participation and Savings Plan), maintained for the benefit of all full-time U.S. employees, combines both a defined contribution plan (Participation Plan) and an employee savings plan (Savings Plan). Contributions to the Participation Plan are allocated among the U.S. employees of the Company who have completed at least two years of continuous service on the basis of the compensation they received during the year for which the contribution is made. The Savings Plan allows employees with one year of continuous service to make certain tax-deferred voluntary contributions which the company matches with a 25 percent contribution (50 percent contribution for employees with 10 years of service). Total expense under the Participation and Savings Plan was $4,512 in 1995, $6,089 in 1994, $8,679 in 1993. Prior
years' Plan expense includes amounts related to employees of the divested businesses through the date of the divestitures.

Retirement Plan

The Company's Retirement Plan for Employees of Millipore Corporation (Retirement Plan) is a defined benefit plan for all U.S. employees which provides benefits to the extent that assets of the Participation Plan, described above, do not provide guaranteed retirement income levels. Guaranteed retirement income levels are determined based on years of service and salary level as integrated with Social Security benefits. Employees are eligible under the Retirement Plan after one year of continuous service and are vested after 5 years of service. For accounting purposes, the Company uses the projected unit credit method of actuarial valuation. The actuarial method for funding purposes is the entry age normal method. The Company contributes annually to the Retirement Plan, subject to Internal Revenue Service and ERISA funding limitations. No contributions were required for 1995 and 1994.

The  following table summarizes the funded status of the plan and amounts reflected in the Company's consolidated balance sheets at
December  31.   The projected benefit obligation  was  calculated
using a discount rate of 7.0 percent in 1995 and 8.5 percent in 1994, and a salary progression rate of 5.0 percent in 1995, and 6.0 percent in 1994. The pension income was determined based on an expected long-term rate of return on assets of 8.0 percent in both years.
Plan  assets are invested primarily in mutual funds and money market funds.

The Company recognized a curtailment loss of $91 in the third quarter of 1994 as a result of its divestitures. This amount was included as part of the net loss on disposal of discontinued operations. Plan data as of December 31, 1995 and 1994 includes assets and obligations pertaining to employees of the Company's former Waters Division, as the assets subject to these former employees have not yet been transferred to Waters Holdings, Inc.

                                          1995         1994
Actuarial present value of benefit
obligations:
     Accumulated benefit
obligation, including vested
benefits of $6,460 on December 31,     $   6,693    $   2,911
1995 and $2,761 on December 31,
1994
     Projected benefit obligation      $  (7,595)   $  (4,076)
for service rendered to date
     Plan assets at fair value             7,391        5,436
     Plan assets (less than) in
excess of projected benefit obligation      (204)        1,360
     Unrecognized net actuarial loss       4,283        2,772
     Unrecognized prior service cost         121          132
     Unrecognized net asset being           (579)        (663)
amortized over 16.7 years
     Prepaid pension cost included     $   3,621    $   3,601
in financial statements

Net pension income includes the
following components
     Service cost                      $     179    $     376
     Interest cost                          (471)        (361)
     Return on plan assets                   942           36
     Amortization and deferral              (630)         246
     Net pension income                 $     20    $     297

Postretirement Benefits Other Than Pensions

The   Company   sponsors   several   unfunded   defined   benefit
postretirement  plans  covering all U.S.  employees.   The  plans
provide medical and life insurance benefits and are, depending on the plan, either contributory or non-contributory.

The  Company  recognized  $4,007 as a termination  settlement  in
third  quarter  of  1994  as a result of its  divestitures.   The
settlement was included as part of the net loss on disposal of discontinued operations.

Net periodic postretirement benefit cost included the following components:

                                          1995         1994
Service  cost benefits  attributed     $   357      $   610
to service during the year
Interest cost on accumulated
postretirement benefit obligation          548          662
Net amortization and deferral              (93)         (62)
Net periodic postretirement              $ 812      $ 1,210
benefit cost


Summary information on the Company's plans as of December 31 is as follows:

                                          1995         1994
Accumulated postretirement benefit
obligation:
Retirees and dependents               $(3,272)    $ (3,100)
Fully eligible active plan participants  (550)        (444)
Other active plan participants         (5,056)      (3,089)
Accrued postretirement benefit         (8,878)      (6,633)
obligation
Unrecognized gain from past experience
different from that assumed and from     (897)      (2,713)
changes in assumptions
Accrued postretirement benefit cost   $(9,775)     $(9,346)


The discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent as of December 31,1995 and 8.5 percent as of December 31, 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.8 percent in 1995, declining gradually to 5.5 percent over 8 years, remaining level thereafter.

If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1995 would be increased by $1,475 while the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 would be increased by $174.

Note N - Business Segment Information

     Industry Segments

The  Company operates in one industry segment.  Using  primarily
membrane   technology,  the Company develops,  manufactures  and
markets products used for analysis and purification.

     Geographical Segments

The Company operates in the geographical segments indicated in the table below. Sales are reflected in the segment from which the sales are made. The Americas segment includes North and South America. The European region includes Western and Central Europe, Russia, the Middle East and Africa. The Asia/Pacific region includes Japan, Korea, Taiwan, Hong Kong, China, Southeast Asia and Australia. Transfers between geographic areas are generally made at a discount from local in-market price. Operating profits for each geographical segment exclude general corporate expenses. Identifiable assets consist of those assets utilized within each respective geographic segment and exclude cash and short-term investments and receivables arising from sale of businesses, which are classified as corporate assets.

                         Americas   Europe Asia/Pacific Eliminations Total

1995
Sales:
 Unaffiliated customers   $202,717 $185,402  $204,895               $593,014
 Unaffiliated export:
   Pacific customers           553                                       553
   European customers          899                                       899
    Total unaffiliated     204,169  185,402   204,895                594,466
unaffiliated
Transfer between areas      95,267   46,602    14,267    (156,136)         -
   Total sales            $299,436 $232,004  $219,162   $(156,136)  $594,466

Operating profits         $ 76,853 $ 33,072  $ 20,973               $130,898

General corporate expenses                                           (11,822)
Interest expense, net                                                 (8,941)
Income from continuing
operations before income taxes                                       $110,135
Identifiable assets       $409,750 $219,681  $174,468   $(301,308)   $502,591

Corporate assets                                                       28,354
  Total assets                                                       $530,945

1994
Sales:
  Unaffiliated customers  $180,569 $154,196  $160,781                $495,546
  Unaffiliated export:
     Pacific customers         806                                        806
     European customers        900                                        900
     Total unaffiliated    182,275  154,196   160,781                 497,252
Transfer between areas      77,877   25,767     6,246   (109,890)           -
     Total sales          $260,152 $179,963  $167,027  $(109,890)    $497,252
Operating profits         $ 54,301 $ 23,908  $ 24,879                $103,088
General corporate expenses                                            (12,429)
Other expense                                                         (10,800)
Interest expense, net                                                  (2,944)
Income from continuing
operations before income taxes                                       $ 76,915
Identifiable assets       $341,057 $187,132  $144,890  $(181,285)    $491,794

Corporate assets                                                       45,186
     Total assets                                                    $536,980

                          Americas  Europe Asia/Pacific Eliminations   Total

1993
Sales:
  Unaffiliated customers  $168,800 $145,485  $128,840                $443,125
  Unaffiliated export:
    Pacific customers          977                                        977
    European customers       1,264                                      1,264
    Total unaffiliated     171,041  145,485   128,840                 445,366
Transfer between areas      85,438   24,513     6,162    (116,113)          -
    Total sales           $256,479 $169,998  $135,002   $(116,113)   $445,366
Operating profits         $ 23,180 $ 36,902  $ 27,731                $ 87,813
General corporate expenses                                            (16,621)
Interest expense, net                                                  (7,969)
Income from continuing
operations before income taxes                                       $ 63,223
Identifiable assets       $292,770 $138,326  $141,442   $(122,941)   $449,597

Corporate assets                                                       40,642
Net current assets of                                                 138,687
discontinued operations
Net long term assets of
discontinued operations                                                99,647
    Total assets                                                     $728,573

Report of Independent Accountants

     To the Shareholders and Directors of Millipore Corporation:

We have audited the accompanying consolidated balance sheets of Millipore Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millipore Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Boston, Massachusetts                   Coopers & Lybrand L.L.P.
January 23, 1996

Eleven-year Summary of Operations

Millipore Corporation

(In thousands except per share)   1995     1994      1993      1992    1991
Net sales                     $594,466  $497,252  $445,366  $427,188 $415,075
Cost of sales                  243,849   212,675   193,575   195,462  194,557

Gross profit                   350,617   284,577   251,791   231,726  220,518
Selling, general and           195,026   159,591   145,647   142,701  129,593
administrative expenses
Research and development        36,515    34,327    34,952    32,953   32,633
expenses
Restructuring charge                 -         -         -         -        -

Operating income               119,076    90,659    71,192    56,072   58,292
Other income (expense), net          -   (10,800)        -    (2,415)       -
Interest income                  1,682     4,091     4,069     6,888    6,182
Interest expense               (10,623)   (7,035)  (12,038)  (14,692) (13,984)


Income from continuing
operations before income taxes 110,135    76,915    63,223    45,853   50,490

Provision for income taxes      24,781    17,306    14,225    10,317   14,570
Income from continuing
operations before extraordinary 85,354    59,609    48,998    35,536   35,920
item
Earnings (loss) from                 -         -   (10,851)    2,715   18,645
discontinued operations
Loss on disposal of                  -    (3,400)        -         -        -
discontinued operations

Income before extraordinary
item and cumulative effect of change
  in accounting principle       85,354    56,209    38,147    38,251   54,565
Extraordinary item-loss on           -         -    (3,544)        -        -
early extinguishment of debt

Cumulative effect of change in
accounting for postretirement        -         -         -    (5,068)       -
benefits

Net income                     $85,354   $56,209   $34,603   $33,183  $54,565


Net income per common share:
 Income from continuing operations$1.90    $1.09     $0.88     $0.63     0.64
 Net income per common share     $ 1.90    $1.03     $0.62     $0.59    $0.97
Cash dividends declared per share$0.315    $0.295    $0.275    $0.255   $0.235
Average common shares and       44,985    54,726    55,902    56,484   56,588
equivalents

Financial Data

Working Capital                $88,595  $100,649  $232,865  $220,378 $247,399
Total assets                   530,945   536,980   728,573   764,950  766,582
Long-term debt                 105,272   109,327   110,067   103,332  107,759
Shareholders' equity          $226,475  $221,277  $461,154  $452,835 $464,496


The Company adopted SFAS # 109 "Accounting for Income Taxes" during 1992 and restated tax provisions in 1991 and 1990 and 1986.

Millipore Corporation


(In thousands except per   1990     1989    1988     1987     1986    1985
share)
Net sales               $380,983 $365,825 $347,267 $298,728 $251,212 $202,411
Cost of sales            170,049  165,979  161,613  138,587  117,997   99,427

Gross profit             210,934  199,846  185,654  160,141  133,215  102,984
Selling, general and     117,214  115,951  116,636   98,730   87,058   66,409
administrative expenses
Research and development  29,538   28,756   22,336   19,742   16,756   15,132
expenses
Restructuring charge      17,103        -        -        -        -        -

Operating income          47,079   55,139   46,682   41,669   29,401   21,443
Other income (expense), net    -    3,149        -        -        -        -
Interest income            6,723    3,914    3,450    2,234    3,066    3,403
Interest expense         (10,418)  (8,543)  (6,543)  (3,432)  (3,762)  (3,300)


Income from continuing
operations before income  43,384   53,659   43,589   40,471   28,705   21,546
taxes
Provision for income taxes13,629   11,619   10,955   10,040   10,538    5,357

Income from continuing
operations before         29,755   42,040   32,634   30,431   18,167   16,189
extraordinary item
Earnings (loss) from      (6,678)  10,462   22,751   17,993   14,797   15,541
discontinued operations
Loss on disposal of            -        -        -        -        -        -
discontinued operations
Income before
extraordinary item and
cumulative effect of      23,077   52,502   55,385   48,424   32,964   31,730
change in accounting
principle

Extraordinary item-loss on
early extinguishment of debt   -        -        -        -        -        -
Cumulative effect of
change in accounting
for postretirement benefits    -        -        -        -        -        -
Net income               $23,077  $52,502  $55,385  $48,424  $32,964  $31,730


Net income per common
share:
 Income from
 continuing operations     $0.53    $0.74    $0.58    $0.54    $0.33    $0.30
 Net income per common     $0.41    $0.93    $0.98    $0.86    $0.59    $0.58
 share
Cash dividends declared   $0.215   $0.195   $0.175   $0.155   $0.135   $0.120
per share
Average common shares and 56,614   56,646   56,658   56,688   55,862   55,264
equivalents

Financial Data

Working Capital         $225,039 $249,777 $251,825 $168,594 $165,421 $146,334
Total assets             700,415  605,388  545,523  452,387  369,414  326,903
Long-term debt           102,961   94,788  103,472    6,378   12,094   13,446
Shareholders' equity    $427,008 $403,827 $362,800 $327,604 $283,547 $244,607

Quarterly Results (Unaudited)

The Company's unaudited quarterly results are summarized below.

                                 First   Second    Third   Fourth
(In thousands, except per share quarter  quarter  quarter  quarter    Year
  data)
1995
Net sales                     $141,427  $150,508  $147,547  $154,984 $594,466
Cost of sales                   58,509    60,779    61,293    63,268  243,849
   Gross profit                 82,918    89,729    86,254    91,716  350,617
Selling, general and            45,795    49,610    48,842    50,779  195,026
administrative expenses
Research and development         8,513     9,155     9,352     9,495   36,515
expenses
   Operating income             28,610    30,964    28,060    31,442  119,076
Interest income                    386       337       427       532    1,682
Interest expense                (2,318)   (2,851)   (2,616)   (2,838) (10,623)
   Income before income taxes   26,678    28,450    25,871    29,136  110,135
Provision for income taxes       6,003     6,401     5,821     6,556   24,781
        Net income             $20,675   $22,049   $20,050   $22,580  $85,354
Per share information
        Net income             $  0.45   $  0.49   $  0.45   $  0.51  $  1.90
Weighted average common shares  45,960    44,998    44,642    44,348   44,985
outstanding

1994
Net sales                     $118,959  $124,690  $123,551  $130,052 $497,252
Cost of sales                   51,265    52,910    53,114    55,386  212,675
   Gross profit                 67,694    71,780    70,437    74,666  284,577
Selling, general and            38,109    39,456    40,181    41,845  159,591
administrative expenses
Research and development         8,558     8,446     8,367     8,956   34,327
expenses
        Operating income        21,027    23,878    21,889    23,865   90,659
Other expense                        -         -         -   (10,800) (10,800)
Interest income                    565       713     1,976       837    4,091
Interest expense                (1,858)   (1,917)   (1,714)   (1,546)  (7,035)
Income from continuing
operations before income taxes  19,734    22,674    22,151    12,356   76,915
Provision for income taxes       4,440     5,102     4,984     2,780   17,306
Income from continuing          15,294    17,572    17,167     9,576   59,609
operations
Loss from discontinued                -        -    (3,400)        -   (3,400)
operations
        Net income             $15,294   $17,572    $13,767   $9,576  $56,209
Per share information
    Income from continuing
    operations                   $0.27     $0.31      $0.31    $0.20    $1.09
    Net income                   $0.27     $0.31      $0.25    $0.20    $1.03
Weighted average common shares  56,246    56,776     56,310   47,680   54,726
outstanding

Investor Information

        Registrar and Transfer Agent

     The First National Bank of Boston
     Shareholders Services Division
     P.O. Box 644
     Boston, Massachusetts 02102-0644

        Annual Meeting

     The Annual Meeting of Shareholders of Millipore Corporation will be held at our Bedford, Massachusetts, facility (80 Ashby Road) on Thursday, April 18, 1996 at 11 a.m.

        Dividend Reinvestment

     An automatic dividend reinvestment program is available to shareholders. A descriptive brochure and authorization card are available on request.

        Reports

     Quarterly results are available through facsimile, voice mail, and the Internet, or on request from the Company. Form 10-K is filed annually with the Securities and Exchange Commission and is available on the Internet and on request from the Company. To receive the latest quarterly results through facsimile, call
     (800) 758-5804 (PIN# 101371); through voice mail call (800)  605-
     5249; through the Internet go to URL http://www.millipore.com. The 10-K is also available through that voice mail number and that Internet address. For other investor information, contact:

     Geoffrey E. Helliwell
     Director of Treasury Operations
     Millipore Corporation
     80 Ashby Road
     Bedford, Massachusetts 01730-2271
     (617) 533-2032

        Common Stock

     Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Millipore Stock Prices

Stock price data from the New York Stock Exchange is based on high and low sales prices. There were approximately 3,421 shareholders of record as of December 31, 1995.

                                                        Dividends
                                                         Declared
                       Range of Stock Prices            Per Share
                         1995            1994       1995    1994
                     High     Low    High     Low
First Quarter      $28.69  $22.88  $24.44  $19.25  $0.075  $0.070
Second Quarter      34.56   27.00   26.94   21.38   0.080   0.075
Third Quarter       39.13   31.75   28.50   25.00   0.080   0.075
Fourth Quarter      41.50   34.13   27.57   23.32   0.080   0.075