Form 10-K, Exhibit 13
period 1997-12-31
MILLIPORE CORP
filed 1998-03-10
CIK 66479

The accompanying notes are an integral part of the consolidated financial statements.
                      Management's Discussion and Analysis


                                  Acquisitions

On January 22, 1997, the Company announced the successful completion of its tender offer for all of the outstanding common shares of Tylan General, Inc. (Tylan) for $16.00 per share. Tylan became a wholly owned subsidiary of the Company on January 27, 1997. The purchase price was $133.0 million, plus the assumption of Tylan's outstanding debt, net of cash, totaling $23.6 million. This acquisition was accounted for as a purchase and resulted in a write-off for purchased research and development of $114.1 million in the first quarter of 1997.

On December 31, 1996, the Company acquired the Amicon Separation Science Business of W.R. Grace & Co. (Amicon) for a price of $129.3 million in cash, including transaction costs. This transaction was accounted for as a purchase and resulted in a write-off for purchased research and development of $68.3 million in the fourth quarter of 1996. As this transaction was completed on the last business day of 1996, the accompanying 1996 consolidated statement of income excludes all 1996 business activity conducted by Amicon. However, the assets acquired and liabilities assumed are included in the Company's consolidated balance sheet at December 31, 1996.

Results of Operations

The Company's results of operations in 1997 were significantly impacted by the acquisitions of Amicon and Tylan. The following discussion of the results of operations should be read in connection with the Business Outlook and Uncertainties section below.

Net Sales
Consolidated net sales, measured in U.S. dollars, increased 23 percent in 1997, compared to an increase of 4 percent in 1996 and an increase of 20 percent in 1995. The higher sales growth rate in 1997 compared to 1996 was primarily attributable to the acquisitions of Amicon and Tylan. Without these acquisitions, sales in 1997 declined by 1 percent from sales in 1996. Sales growth in 1997 was adversely impacted by a cyclical downturn in the microelectronics industry as well as unfavorable foreign currency exchange rate comparisons and certain other factors discussed below. Sales growth by geography and market, measured in local currencies and U.S. dollars, is summarized in the table below:

In Local Currencies                         In U.S. Dollars
              With    Withou                With    Withou
              Acquis  t                     Acquis  t
              itions  Acquis                itions  Acquis
                      itions                        itions
              1997    1997    1996  1995    1997    1997    199  199
                                                            6    5
Americas      49%     7%      8%    15%     48%     6%      7%   13%
Europe        26%     8%      6%    10%     15%     (3%)    4%   20%
Asia/Pacific  13%     2%      14%   18%     3%      (8%)    2%   27%
              30%     6%      10%   15%     23%     (1%)    4%   20%
Consolidated

Microelectro  56%     2%      8%    43%     50%     (4%)    0%   50%
nics
BioPharmaceu  22%     6%      14%   9%      15%     (1%)    10%  14%
tical
Analytical    17%     8%      8%    3%      9%      0%      3%   8%
Laboratory
              30%     6%      10%   15%     23%     (1%)    4%   20%
Consolidated

Excluding the impact of the acquisition of Tylan, sales to microelectronics customers measured in local currencies increased 2 percent in 1997 compared to 8 percent in 1996 and 43 percent in 1995. A cyclical downturn in the microelectronics market, which began to negatively impact the Company's sales growth during the middle of 1996, continued throughout 1997. The downturn particularly impacted growth in the Asia/Pacific region. Total sales into the microelectronics market, with the addition of Tylan, increased to 35 percent of total consolidated sales in 1997 as compared to 28 percent of total sales in 1996 and 29 percent in 1995.

Excluding the impact of the acquisition of Amicon, sales to the biopharmaceutical market grew 6 percent in 1997 in local currencies compared to growth of 14 percent in 1996 and 9 percent in 1995. Sales of large protein processing systems in 1997 to biotechnology customers were level with those in 1996. In addition, sales to a beer-manufacturing customer in Japan were lower in 1997 as compared to 1996. These two factors, which were significant in boosting the 1996 overall biopharmaceutical growth rate, combined to depress the overall sales growth rate in the biopharmaceutical market in 1997. Total sales into the biopharmaceutical market, including Amicon (1997 only), represented 28 percent of total sales in 1997, down from 31 percent in 1996 and 29 percent in 1995.

Excluding the impact of the acquisition of Amicon, sales to the analytical laboratory market measured in local currencies grew 8 percent in 1997, the same growth rate that was achieved in 1996. New product introductions in the past two years, particularly for laboratory water and applied microbiology products, and a new distribution alliances launched late in 1996 in the United States have enhanced sales growth in this market. Sales growth in 1997 was strongest in Europe and the Asia/Pacific region. Sales to analytical laboratory customers, with the addition of Amicon (1997 only), comprised 37 percent of total sales in 1997 compared to 41 percent in 1996 and 42 percent in 1995.

The strengthening of the U.S. dollar against most European and Asian currencies reduced reported sales growth by 7 percentage points in 1997 compared to a reduction of 6 percentage points in 1996 and an increase of 5 percentage points in 1995. On average, the U.S. dollar was 11 percent stronger against most European currencies in 1997 as compared to 1996. The U.S. dollar was also approximately 5 percent stronger against the Japanese yen in 1997 compared to 1996; which follows a 15 percent strengthening of the U.S. dollar against the yen in 1996 as compared to 1995. The U.S. dollar has strengthened significantly against the yen since 1995, when the dollar was at historic post-war lows against the yen. As a general matter, a weaker dollar will benefit, and a stronger dollar will adversely affect future reported sales growth of the Company. However, the Company is unable to predict future currency fluctuations and to quantify their effect on net income. Price changes and inflation have not significantly affected the comparability of sales during the past three years.

Gross Margins

Gross Margins were 54.9 percent in 1997, 59.7 percent in 1996, and 59.0 percent in 1995. The lower gross margin percentage in 1997 includes the impact of low margin sales related to the acquired businesses; as the inventory acquired in each acquisition was written up to net realizable value as part of the acquisition accounting and consequently, very low margins were generated when this inventory was sold. Without this impact, gross margins would have been
55.6 percent in 1997. These margin percentages are significantly lower than those achieved in 1996 and 1995 as the acquired businesses, particularly Tylan, have lower gross margin percentages than those of the Company's pre-existing business.

The significant volume of business transacted in foreign currencies, as discussed above, exposes the Company to risks associated with currency rate fluctuations, which impact the Company's sales and net income. To partially mitigate this risk, the Company has entered into foreign currency transactions, forward and option contracts to sell yen, on a continuing basis in amounts and timing consistent with underlying currency exposure on inventory purchases so that the gains or losses on these transactions partially offset gains or losses on the underlying exposure. Realized gains of $4.4 million in 1997, $2.7 million in 1996 and realized losses of $2.3 million in 1995 relating to these contracts were recognized. These gains and losses were reflected in cost of sales each year, partially offsetting the impact of foreign exchange fluctuations. At December 31, 1997, the Company has only option contracts to sell yen aggregating $40.5 million. In the event of a significant strengthening of the U.S. dollar against the yen, the exercise of these options will partially mitigate losses which would be incurred by the Company on the underlying currency exposure. The open options had an unrealized gain of $2.4 million at December 31, 1997 based on exchange rates in effect on that date. All open options mature within 15 months. The Company does not engage in speculative trading activity.

Operating Expenses

Selling, General and Administrative (S,G&A) Expenses, excluding the effects of foreign exchange, grew 28 percent in 1997, 8 percent in 1996, and 17 percent in 1995. The increase in 1997 is mainly due to incremental expenses in support of the acquired businesses. The Company continued to invest in selling and marketing resources to support both new product launches and future sales growth initiatives, particularly in the microelectronics and analytical laboratory markets. Research and Development Expenses, excluding the effects of foreign exchange, increased by 49 percent in 1997, 5 percent in 1996 and 6 percent in 1995. The significant increase in 1997 was due mainly to the acquired businesses, as well as increased investment in research and development programs to support the pre-existing businesses.

Other Income/Expense

Gain on Sale of Equity Securities in 1997 reflects the sale of a portion of the Company's holdings in PerSeptive Biosystems common shares.

Gain on Sale of Equity Securities in 1996 reflects the sale of a significant portion of the Company's stock holdings in a Japanese Company. The Company sold these securities in the third and fourth quarters of 1996 to fund a new headquarters and research and development facility in Japan. The cost of moving to this new facility was $2.0 million and was recorded in S,G&A expense.

Net Interest Expense

Net Interest Expense in 1997 was significantly higher than net interest expense in 1996 due to increased borrowings, which were used to acquire both Amicon and Tylan. Interest on borrowings required to complete the Tylan acquisition, as well as Tylan's assumed debt, are included in the Company's statement of income from January 22, 1997. Net interest expense in 1996 was comparable with net interest expense in 1995, as the impact of slightly higher net borrowings during 1996 was offset by lower short-term interest rates.

Provision For Income Taxes

The Company's effective income tax rate in 1997, excluding the non-tax deductible write-off of purchased research and development associated with the Tylan acquisition, was 21.0 percent compared to 23.5 percent in 1996 and 22.5 percent in 1995. The effective tax rate was lower in 1997 as compared to 1996, reflecting a higher proportion of income generated by low tax rate manufacturing sites. In 1996, the overall increase in profitability as compared to 1995 slightly diminished the relative benefit derived from these low tax jurisdictions.

Earnings Per Share

Earnings per share in the past two years includes significant write-offs of purchased research and development associated with the Company's acquisitions of Amicon and Tylan. Basic earnings per share adjusted for purchase accounting charges are summarized as follows:

                                1997          1996         1995
As reported                          $(0.89)       $1.00        $1.90

Purchase accounting charges          2.73          1.20         -

Pro   forma  without   purchase
accounting charges              $    1.84     $    2.20    $    1.90

Additionally, earnings per share in 1997 as compared to 1996 were negatively impacted by losses of $0.26 per share incurred by the acquired companies and unfavorable foreign exchange comparisons amounting to $0.25 per share.
Legal Proceedings

As reported in the Company's Form 10-Q Report for the quarter ended March 31, 1997, the Company's wholly-owned subsidiary, Millipore Cidra, Inc. has been served with an Administrative Order by the Environmental Quality Board of Puerto Rico with respect to filter membrane scrap produced by Millipore Cidra's manufacturing operations, which proposed penalties in the amount of $96.5 million. The Company believes that it has meritorious arguments, intends to vigorously contest this Administrative Order and believes that it should prevail.

Depending on the ultimate outcome of these proceedings (or if there are interim material adverse developments), the Company could be in violation of certain provisions contained in its $350.0 million Revolving Credit Facility, which, in turn, would cause the Company to be in violation of the cross default provisions of the $100.0 million 6.88 percent notes due in 2004, $100.0 million 7.23 percent notes due in 2002 and $100.0 million 7.60 percent notes due in 2007. Violation of these provisions would allow the lenders to require repayment on demand (or, in the case of the Revolving Credit Facility, restrict borrowings or re-borrowings). In any such event, the Company believes that it would be able to renegotiate the terms of its existing debt, although potentially on less favorable terms.

The Company and Waters Corporation have previously been engaged in litigation with respect to the amount of assets required to be transferred by the Company's Retirement Plan in connection with the Company's divestiture of its former Chromatography Division in 1994. While the Company has prevailed in this litigation, in the second quarter of 1996, Waters also filed a Complaint in the Federal District Court of Massachusetts alleging that the Company's operation of the Retirement Plan violates ERISA and certain sections of the Internal Revenue Code. A judgement in the Company's favor in this action was handed down by the Federal District Court in July 1997. Waters has appealed the federal court judgement. Although there can be no assurance of the outcome of this appeal, or that federal agencies with jurisdiction over pension benefit transfers might not review this transaction independently, the Company believes that it will prevail in the appeal and in any such review that may be undertaken.

Capital Resources and Liquidity

In 1997, the Company generated approximately $54.0 million of cash from operating activities, compared to $102.2 million of cash generated in 1996 and $99.1 million generated in 1995. Cash flow from operating activities in 1997 was reduced by outflows of $23.3 million related to employee severance and integration costs associated with the acquisitions of Amicon and Tylan. Excluding acquisition related expenditures, cash generated from operating activities in 1997 was $77.3 million. The Company generated less cash from operations in 1997 compared to 1996, as overall earnings were significantly lower, reflecting the losses incurred by the acquired businesses and lower foreign currency values.

In 1997, cash generated from operating activities, along with increased borrowings, was used for the acquisition of Tylan, the purchase of certain assets and technology of FAStar Ltd. and FAS Holding Company, and capital expenditures. The Company continued to invest in capacity expansions and the upgrade of manufacturing facilities and in information technology systems and equipment. The Company expects capital expenditures and depreciation expense in 1998 to be slightly higher than capital spending and depreciation expense in 1997. Late in 1997, the Company announced that it was moving the headquarters and manufacturing operations of the acquired Tylan business to Allen, Texas. Although the facility in Allen will be leased, the Company expects to spend in excess of $10.0 million in capital to ready the facility for its intended use. The Company had no other significant commitments for capital expenditures at December 31, 1997. The Company expects to spend an additional $25.0 million in cash to complete the integration of Amicon and Tylan during 1998.

In 1996 and 1995, the Company used cash generated from its operations and, in 1995 cash generated from the sale of its Waters Chromatography and BioScience divisions, to purchase shares of its outstanding common stock. The Company spent, net of stock option exercise amounts, $46.9 million in 1996 and $64.0 million in 1995 to repurchase shares of its outstanding common stock. At December 31, 1996, the Company had $9.0 million remaining to spend on a $50.0 million share repurchase program announced in the first quarter of 1996. Share repurchases were stopped at the end of the third quarter of 1996 to maintain financial flexibility in light of the pending acquisitions of Amicon and Tylan. The Company did not purchase additional shares of its outstanding common stock in 1997.

The net cash outflow of $3.5 million in 1997 for operations discontinued in 1994 were in line with the Company's expectations. At December 31, 1997, the Company had no significant remaining obligations related to these discontinued operations.

The   use  of  debt  to  finance  the  acquisitions  of  Amicon  and  Tylan  has substantially increased the Company's debt to equity ratio. In the first quarter of 1997, the Company successfully completed a public debt offering. Proceeds from the offering of $197.9 million were used to repay borrowings outstanding under the Company's $350.0 million Revolving Credit Facility. At December 31, 1997, the Company had additional borrowing capacity of $184.0 million under its Revolving Credit Facility. Although the Company's financial position remains strong and the Company believes it has flexibility in financing future requirements, such flexibility is more limited than it had been prior to the acquisitions of Amicon and Tylan.

At December 31, 1997 the Company held 2.2 million shares of PerSeptive Biosystems common stock and 1,000 shares of PerSeptive Biosystems preferred stock. On January 22, 1998, PerSeptive merged with Perkin-Elmer Corporation. Pursuant to the merger, all of the Company's shares held in PerSeptive were converted into 587,000 shares of Perkin-Elmer common stock. In the first quarter of 1998, the Company sold all of its shares of The Perkin-Elmer stock for approximately $35.7 million in cash.


Dividends

The quarterly dividend was increased in the second quarter of 1997 from $0.09 to $0.10 per share. Dividends paid in 1997 were $16.6 million.

Business Outlook and Uncertainties
The following statements are based on current expectations. These statements are forward looking, are subject to the comments under "Forward Looking Statements" below and actual results may differ materially.

Integration  of  Tylan:   The  Company intends to reduce  the  number  of  major
manufacturing sites of the acquired Tylan business from three to one in 1998. The Company announced plans to close all three existing sites and open a new facility in Allen, Texas. The Company expects to commence manufacturing at the Allen site late in the third quarter of 1998. The process of consolidating these manufacturing activities may involve unforeseen difficulties and there can be no assurance that the potential benefits of such consolidation will be realized on the schedule expected by the Company. Moreover, such consolidation may require a disproportionate amount of time and attention of the Company's management and the Company's financial and other resources. Any delays or unexpected costs in connection with such consolidations could have a material adverse effect on the Company's results of operations.


Sales: As previously noted, sales to the microelectronics market in 1997 represented 35 percent of consolidated 1997 sales as the acquisition of Tylan increased the Company's presence in this market. In 1995 and the first six months of 1996, the microelectronics market was the fastest growing market in which the Company participated. However, sales into this market declined 7 percent in the last six months of 1996 and increased only 2 percent in 1997. Market research data for the microelectronics market in which the Company participates is forecasting 1998 industry sales growth rates ranging from flat to moderately positive. Sales growth in this market in the past has been volatile, due to general cyclicality, which historically has been exhibited by this market. In addition, a significant portion of the Company's Asia/Pacific business is in the microelectronics market. As this market has become a more significant component of the Company's consolidated sales, the effects of future industry volatility along with uncertainties caused by the recent Asian financial crisis could significantly impact the Company's 1998 consolidated sales growth.

Approximately 58 percent of the Company's sales are transacted in currencies other than the U.S. dollar. Late in 1997, the U.S. dollar began to further strengthen against the Japanese yen while, in December, the Korean won devalued approximately 50 percent against the U.S. dollar. If foreign exchange rates remain at February 1, 1998 levels, the effect of foreign exchange will reduce first quarter 1998 and full-year 1998 reported sales growth by 4 to 5 percentage points and 2 to 4 percentage points, respectively
compared  to  1997.   Any  change  in  foreign exchange rates will be
reflected in the results of operations.

Gross Margins: The Company expects gross margin percentages in 1998 to be comparable with those of 1997, as improved margins resulting from increased volume in the Company's manufacturing plants to support anticipated sales growth is expected to offset a higher level of sales of acquired business products, which have lower margins than those of the Company's pre-existing business. The continuing strength of the US dollar will also constrain margin improvement in 1998.

Operating Expenses:   The Company expects operating expenses as a percentage  of sales in 1998 will be consistent with the percentage achieved in previous years.

Interest  Expense:   The Company expects net interest expense in  1998  will  be slightly lower than in 1997 as cash generated from operating activities and the sale of Perkin-Elmer stock will be used to reduce outstanding borrowings.

Provision for Income Taxes: The effective tax rate in 1998 is projected to be in the range of 21 percent; consistent with the effective rate reported in 1997. The tax rate estimate is based on the Company's current expectations for 1998 income and current tax law and, therefore, is subject to change. At December 31, 1997, the Company had a net deferred tax asset of $88.8 million. Although realization of the asset is not assured, the Company believes it is more likely than not that this net deferred tax asset will be realized. The amount of the deferred tax considered realizable, however, could be reduced if the near term estimates of future taxable income are reduced, which could result in the Company's 1998 effective tax rate increasing above the expected range of 21 percent.

Capital Spending: The Company expects to spend more for fixed asset additions in 1998 than it spent in 1997. The Company does not believe it needs to significantly expand or add manufacturing capacity in 1998 to handle its anticipated 1998 sales growth. The Company will continue to invest in tooling within its manufacturing plants and in information technology, particularly in Japan. Accordingly, the Company also expects that 1998 depreciation expense will be higher than 1997 depreciation expense.

Year 2000 Issues: The Company utilizes a common worldwide software system for its financial and business reporting. The Company believes that its system is Year 2000 ready and that future costs necessary to ensure successful Year 2000 compliance will not have a material effect on the Company's results of operations.


Forward-Looking Statements

The matters discussed herein, as well as in future oral and written statements by management of the Company, that are forward-looking statements, are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. When used herein or in such statements, the words "anticipate", "believe", "estimate", "expect", "may", "will", "should" or the negative thereof and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. In addition to the matters discussed herein, potential risks and uncertainties that could affect the Company's future operating results include, without limitation, foreign exchange rates; increased regulatory concerns on the part of the biopharmaceutical industry; further consolidation of drug manufacturers; competitive factors such as new membrane technology, and/or a new method of chip manufacture which relies less heavily on purified chemicals and gases; availability of component products on a timely basis; inventory risks due to shifts in market demand; change in product mix; conditions in the economy in general, including uncertainties in selected Asian economies, and in the microelectronics manufacturing market in particular; the difficulty in integrating acquired companies; potential environmental liabilities; the inability to utilize technology in current or planned products due to overriding rights by third parties, and the risk factors listed from time-to-time in the Company's filings with the SEC, which include the report on Form 10-Q for the period ended March 31, 1997 and the Company's Form 10-K Annual Report for the year ended December 31, 1997, and in particular the matters described under the heading "Business--Environmental Matters". Specific reference is also made to the risks and uncertainties described in the Registration Statement on Form S-3 (Registration 333-23025) filed by the Company in connection with its offering of $300 million of Debt Securities in May 1997, and, in particular, to those described under "Factors Which May Affect Future Results". See also "Legal Proceedings" and "Business Outlook and Uncertainties" above.

Consolidated Statements of Income

Millipore Corporation
Year ended December 31
(In   thousands  except  per  1997         1996           1995
share data)
Net sales                     $  758,919   $    618,735   $    594,466
Cost of sales                     342,237       249,443        243,849
     Gross profit                 416,682       369,292        350,617
Selling,     general     and      245,585       202,140        195,026
administrative expenses
Research   and   development      55,899        38,429         36,515
expenses
Purchased    research    and      114,091       68,311              -
development expense

     Operating income             1,107         60,412         119,076

Gain   on  sale  of   equity      8,330         5,329               -
securities
Interest income                   2,937         2,780          1,682
Interest expense                (30,484)        (11,498)       (10,623)

(Loss)/Income before  income    (18,110)        57,023         110,135
taxes
Provision for income taxes        20,674        13,401         24,781

Net (Loss)/Income             $  (38,784)  $    43,622    $    85,354

(Loss)/Income per share
     Basic                    $   (0.89)   $    1.00      $    1.90
     Diluted                  $   (0.89)   $    0.98      $    1.86
Weighted   average    common
shares outstanding
     Basic                     43,527       43,602         44,985
     Diluted                   43,527       44,457         45,887


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Millipore Corporation
December 31
(In thousands)                               1997           1996
Assets

Current assets:
     Cash                                     $   2,240      $   4,010
     Short-term investments                       18,029         42,860
      Accounts  receivable (less  allowance
for  doubtful accounts of  $3,010        in       176,585        151,653
1997 and $2,490 in 1996)
     Inventories                                  127,192        106,410
     Other current assets                         28,362         6,979
          Total current assets                    352,408        311,912

Property, plant and equipment, net                220,094        203,017
Intangible    assets   (less    accumulated
amortization of $10,000 in 1997 and  $3,084
in 1996)                                     77,394         58,866
Deferred income taxes                             88,760         69,086
Other assets                                      27,588         40,011

Total assets                                 $766,244       $682,892

Liabilities and Shareholders' Equity

Current liabilities:
     Notes payable                           $165,576       $ 101,546
     Accounts payable                             46,088         34,404
     Accrued expenses                             74,856         60,615
     Dividends payable                            4,369          3,899
     Accrued retirement plan contributions        7,088          4,705
     Accrued income taxes payable                 6,896          11,231
          Total current liabilities               304,873        216,400

Long-term debt                                    286,844        224,359
Other liabilities                                 25,533         24,528
Commitments and contingent liabilities                 -              -
Shareholders' equity:
      Common  stock,  par value  $1.00  per
share,  120,000 shares  authorized;  56,988
shares issued as of December 31,  1997  and
1996, respectively                           56,988         56,988
     Additional paid-in capital
                                             10,927         8,800
Unrealized gain on securities available for
sale                                         18,115         9,536
     Retained earnings
                                             490,289        548,598
     Translation adjustments
                                             (39,835)       (8,280)
                                                  536,484        615,642
     Less:  Treasury stock at cost,  13,291
and  13,666 shares as of December 31,  1997
and 1996, respectively                       (387,490)      (398,037)
     Total shareholders' equity                   148,994        217,605

Total liabilities and shareholders' equity   $    766,244    $   682,892


The  accompanying  notes  are  an integral part of  the  consolidated  financial statements.
Consolidated Statements of Shareholders' Equity
Millipore Corporation
Year ended Dec. 31, 1995,
1996 and 1997
(In thousands, except per
share data)
                                                    Additional
                           Common      Common       Paid-in       Retained
                           Stock       Stock
                           Shares      Par Value    Capital       Earnings
Balance  at  January   1,
1995                       28,494    $  28,494     $  23,603    $  458,579
Net income                                                          85,354
Effect   of   two-for-one
stock split                28,494      28,494       (23,603)      (4,891)
Cash  dividends declared,
$0.315 per share                                                  (14,071)
Treasury stock acquired
Stock options exercised                                            (1,553)
Employees' stock purchase                                              (4)
plan proceeds
Savings and Participation                                               86
Plan proceeds
Incentive plan awards                                                  124
Stock awards                                                            9
Translation adjustments
Balance  at December  31,       56,988 $    56,988  $    -        $    523,633
1995
Net income                                                             43,622
Cash  dividends declared,
$0.35 per share                                                   (15,261)
Treasury stock acquired
Stock options exercised                                                (4,218)
Employees' stock purchase                                                195
plan proceeds
Savings and Participation                                                209
Plan proceeds
Incentive plan awards                                                    408
Stock awards                                                              10
Unrealized    gain     on
securities available  for
sale
U.S.   tax  benefit  from
stock plan activity                                 8,800
Translation adjustments
Balance  at December  31,       56,988 $    56,988  $    8,800    $    548,598
1996
Net loss                                                               (38,784)
Cash  dividends declared,
$0.39 per share                                                       (17,028)
Stock options exercised                                                (3,335)
Employees' stock purchase                                                 305
plan proceeds
Savings and Participation                                                 306
Plan proceeds
Incentive plan awards                                                     209
Stock awards                                                              18
Unrealized    gain     on
securities available  for
sale
U.S.   tax  benefit  from                                2,127
stock plan activity
Translation adjustments
Balance  at December  31,       56,988 $    56,988  $    10,927   $    490,289
1997

The accompanying notes are an integral part of the consolidated financial statements.

Year ended Dec. 31, 1995,  Unrealized
1996 and 1997
(In thousands, except per  Gain on
share data)
                           Securities                                             Total
                           Available   Translation  Treasury       Shareholders
                                                    Stock
                           for Sale    Adjustments  Shares         Cost           Equity
Balance  at  January   1,  $    -      $    5,147        (5,361)   $(294,546)     $    221,277
1995
Net income                                                                             85,354
Effect   of   two-for-one                                                                   -
stock split                                         (5,361)
Cash  dividends declared,
$0.315 per share                                                                  (14,071)
Treasury stock acquired                                  (2,962)        (90,113)       (90,113)
Stock options exercised                                       895       28,366         26,813
Employees' stock purchase                                     33             905            901
plan proceeds
Savings and Participation                                     14             456            542
Plan proceeds
Incentive plan awards                                         13             354            478
Stock awards                                                  2              57             66
Translation adjustments
                                       (4,772)                                    (4,772)
Balance  at December  31,  $     -     $    375          (12,727)  $(354,521)     $    226,475
1995
Net income                                                                             43,622
Cash  dividends declared,
$0.35 per share                                                                   (15,261)
Treasury stock acquired                                  (1,462)        (58,362)       (58,362)
Stock options exercised                                       384       10,880         6,662
Employees' stock purchase                                     72        2,076          2,271
plan proceeds
Savings and Participation                                     27             735            944
Plan proceeds
Incentive plan awards                                         39        1,120          1,528
Stock awards                                                  1              35             45
Unrealized    gain     on
securities available  for  9,536                                                  9,536
sale
U.S.   tax  benefit  from
stock plan activity                                                               8,800
Translation adjustments                (8,655)                                         (8,655)
Balance  at December  31,  $    9,536  $ (8,280)     (13,666)      $ (398,037)     $   217,605
1996
Net loss                                                                               (38,784)
Cash  dividends declared,
$0.39 per share                                                                   (17,028)
Stock options exercised                                       284       7,937          4,602
Employees' stock purchase                                     33             955       1,260
plan proceeds
Savings and Participation                                     27             788       1,094
Plan proceeds
Incentive plan awards                                         30             836       1,045
Stock awards                                                  1              31             49
Unrealized    gain     on       8,579                                                  8,579
securities available  for
sale
U.S.   tax  benefit  from
stock plan activity                                                               2,127
Translation adjustments                (31,555)                                        (31,555)
Balance  at December  31,  $    18,115 $ (39,835)    (13,291)      $ (387,490)         $148,994
1997

Consolidated Statements of Cash Flows

Millipore Corporation
Year ended December 31
(In thousands)                       1997           1996            1995
Cash     Flows    from    Operating
Activities:
Net (loss)/income                    $    (38,784)  $    43,622     $    85,354
Adjustments   to   reconcile    net
(loss)/income to net cash  provided
by operating activities:
           Purchased  research  and       114,091        68,311               -
development expense
            Write-off  of  acquired       5,000          -                    -
inventory step-up
             Gain   on   sale    of       (8,330)        (5,329)              -
securities
               Depreciation     and       40,661         30,587          27,478
amortization
            Deferred   income   tax
provision                            5,835          (8,212)         1,372
            Change   in   operating
assets  and  liabilities,  net   of
effect of
acquisitions:
                (Increase) decrease
in accounts receivable               (24,468)       247             (10,548)
                   (Increase)    in
inventories                          (13,361)       (11,612)        (7,218)
                (Increase) decrease
in other current assets              (6,937)        1,661           409
                (Increase) in other
assets                               (8,648)        (8,747)         (8,209)
                (Decrease) increase
in accounts payable
                       and  accrued
expenses                             (21,629)       (11,087)        5,931
                Increase (decrease)
in accrued retirement plan
                     contributions        2,557               (36)       543
                Increase in accrued
income taxes                         1,050          1,723           6,475
               Other                      6,942          1,058           (2,438)
Net   cash  provided  by  operating
activities                           53,979         102,186         99,149

Cash     Flows    from    Investing
Activities:

Additions  to property,  plant  and
equipment                            (41,063)       (30,427)        (30,010)
Additions to intangible assets            (6,135)        (1,760)         (2,135)
Acquisitions, net of cash acquired        (159,158)      (122,576)            -
Other investments                         (1,646)        (4,010)              -
Net   cash   used  by  discontinued
businesses                           (3,516)        (7,939)         (6,967)
Proceeds from sale of securities          8,330          5,745                -
Net    cash   used   in   investing
activities                           (203,188)      (160,967)       (39,112)

Cash     Flows    from    Financing
Activities:

Treasury stock acquired                        -         (58,362)        (90,113)
Issuance  of  treasury stock  under
stock plans                          6,956          11,450          16,937
Cash  paid  to  close  out  foreign
currency swap                        -              -               (3,546)
Net change in short-term debt
                                     65,036         20,045          25,795
Proceeds from issuance of long-term
debt                                 197,950        124,397         -
Payments on long-term debt                (126,018)           -               -
Dividends paid
                                     (16,558)       (14,899)        (14,117)
Net  cash  provided  by  (used  by)
financing activities                 127,366        82,631          (65,044)
Effect of foreign exchange rates on
cash and
     short-term investments
                                     (4,758)        (738)           (1,471)
Net (decrease) increase in cash and
short-term investments               (26,601)       23,112          (6,478)
Cash and short-term investments  on
January 1                            46,870         23,758          30,236
Cash and short-term investments  on  $    20,269    $    46,870     $    23,758
December 31

Notes to Consolidated Financial Statements (In thousands except share and per share data)

Note A  - Summary of Significant Accounting Policies


     Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated.

     Translation of Foreign Currencies

For all of the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date, revenues and expenses are translated at average exchange rates prevailing during the period, and elements of shareholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in shareholders' equity. The aggregate transaction gains and losses included in the consolidated statements of income are not material.

     Short-term Investments

Short-term investments consisting primarily of time deposits, are classified as available for sale and are carried at cost plus accrued interest, which approximates market value. All short-term investments have original maturities of three months or less and are considered cash equivalents for purposes of the consolidated statements of cash flows.

     Inventories

The Company values its inventories on a first-in, first-out (FIFO) basis.

     Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements which extend the life of the underlying asset are capitalized. Depreciation on assets acquired before January 1, 1989 generally is provided using accelerated methods over the estimated useful lives of the assets. Assets acquired after January 1, 1989 primarily are depreciated using straight-line methods. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and related gains or losses reflected in income.

The estimated useful lives of the Company's depreciable assets are as follows:

     Leasehold Improvements   Life of the Lease
     Buildings and Improvements    10-40 Years
     Production and Other Equipment     3-15 Years

     Intangible Assets

Intangible assets consist primarily of acquired patented and unpatented technology, trade names, licenses and goodwill and are recorded at cost. Intangible assets are amortized on a straight line basis over periods ranging from 3 to 30 years. The carrying value of intangible assets is periodically reviewed by the Company and, if necessary, impairments of values are recognized. If there is a permanent impairment in the carrying value of intangible assets, the amount of such impairment is computed by comparing the discounted expected cash flows to the assets' carrying value. If an impairment exists, the carrying amount of the intangible asset is reduced by the estimated shortfall of cash flows.




     Marketable Securities

The Company's investments in equity securities are categorized as available-for-sale as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Equity securities are included in both Other current assets and Other assets in the accompanying consolidated balance sheets and are recorded at fair value. The cost of each investment is determined primarily on a specific identification method. Unrealized holding gains and losses are reflected, net of income tax, as a separate component of shareholders' equity.

     Income Taxes

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. With respect to the unremitted earnings of the Company's foreign and Puerto Rican subsidiaries, deferred taxes are provided only on amounts expected to be repatriated.

     Stock Options

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective for the
Company in 1996. SFAS 123 defines a fair-value method of accounting for employee stock options or similar equity instruments. However, SFAS 123 also allows companies to continue to use the intrinsic value method of accounting prescribed by APB Opinion 25 "Accounting for Stock Issued to Employees." The Company has elected to continue to account for stock options in accordance with APB 25 and has adopted the disclosure-only aspects of SFAS 123.

Treasury Stock

Treasury stock is recorded at its cost on the date acquired and is relieved at its weighted average cost upon reissuance. The excess of cost over the proceeds of reissued treasury stock is charged to retained earnings.

     Net Income/(Loss) Per Common Share

In 1997, the Company adopted SFAS No. 128, "Earnings Per Share", which requires dual presentation of earnings per share. Basic net income (loss) per common share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding for the period. Diluted net income per common share is calculated by considering the impact of common stock equivalents (outstanding stock options) as if they were converted into common stock at the beginning of the period. Common stock equivalents are not included in loss periods as they are anti-dilutive.

     Revenue Recognition

Sales of products and services are recorded principally at the time of product shipment or performance of services. Certain contract revenue associated with the Company's process systems business is recorded principally on the percentage of completion method. The cumulative impact of any revisions in estimates of the percent complete is reflected in the period in which the changes become known.

     Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash and short-term investments, accounts receivable and hedging instruments.

The Company places its temporary cash and short-term investments with high credit qualified financial institutions, and, by policy, limits the amount of credit exposure to any one financial institution.

Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base, and their dispersion across different markets and geographies. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and limits the amount of contracts it enters into with any one party.

     New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997, including interim periods. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income presents a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners. SFAS 130 requires restatement of all prior-period statements presented after the effective date. The Company will adopt SFAS 130 during the first quarter of 1998 and has not yet determined the impact of such adoption.

In July 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. The interim reporting disclosures are not required in the first year of adoption. SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting. The "management" approach expands the required disclosures for each segment. The Company will adopt SFAS 131 in its fiscal year ended December 31, 1998 and has not yet determined the impact of such adoption on its segment reporting as currently presented.

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

     Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the 1997 presentation.

Note B - Subsequent Event

In partial consideration for the sale of its non-membrane bioscience instrument division in 1994, the Company received four thousand shares of preferred stock of PerSeptive Biosystems, Inc ("PerSeptive"). The preferred stock was redeemable in four equal annual installments of $10,000, commencing in August 1995, in the equivalent value as of each redemption date in common stock, $0.01 par value of PerSeptive. Effective January 22, 1998, PerSeptive completed a merger with Perkin-Elmer Corporation ("Perkin-Elmer") pursuant to which PerSeptive became a wholly-owned subsidiary of Perkin-Elmer. Pursuant to this merger all of the Company's remaining holdings in PerSeptive, which consisted of 2,213,357 shares of common stock and the one thousand shares of preferred stock were converted into 586,541 shares of Perkin-Elmer common stock. The Company sold all 586,541 shares of Perkin-Elmer common stock in the first quarter of 1998 and will record a gain on the sale of these securities of approximately $33,000 in the first quarter of 1998.

The 2,213,375 shares of PerSeptive common stock held by the Company at December 31, 1997 were considered available for sale securities in accordance with SFAS No. 115 and were recorded at fair value on that date, net of income taxes, in Other current assets.

Note C - Acquisitions

On December 31, 1996, the Company acquired the net assets of the Amicon Separation Science Business of W.R. Grace & Co. (Amicon) for approximately $129,265 in cash, including transaction costs. Amicon manufactures protein purification tools for the research laboratory and for biotechnology manufacturing. The acquisition is accounted for as a purchase, and accordingly, the purchase price has been allocated to the identifiable tangible and intangible assets based on estimated fair market values of those assets. The Company has accrued approximately $27,000 for additional costs associated with the acquisition. These costs include severance payable to Amicon employees, abandonment of duplicate Amicon manufacturing and sales facilities, and termination of certain Amicon contractual obligations. The purchase included, at estimated fair value, current assets of $30,328, property, plant and equipment of $15,474, other assets of $596 and the assumption of liabilities of $9,197. Identifiable intangible assets were valued at $50,753 and included tradenames and patented and unpatented completed technology. These intangible assets will be amortized over their estimated useful lives ranging from 5 to 30 years. The value of in-process research and development for which technical feasibility has not been achieved was $68,311 and was charged to earnings in the fourth quarter of 1996. The purchase was financed through the Company's Revolving Credit Facility as discussed in Notes H and I.

On January 22, 1997, the Company completed a cash tender offer for all of the outstanding common shares of Tylan General, Inc. (Tylan). Tylan, which became a wholly-owned subsidiary on January 27, 1997, supplies precision mass flow controllers, pressure and vacuum measurement and control equipment, and ultraclean gas panels to the microelectronics industry. The aggregate purchase price, including the assumption of Tylan debt and transaction costs, was $163,371. The acquisition was accounted for as a purchase, and accordingly, the purchase price has been preliminarily allocated to the identifiable tangible and intangible assets based on estimated fair market values of those assets. The Company has accrued approximately $31,000 for additional costs associated with the acquisition. These costs include severance costs, abandonment and consolidation of facilities, and termination of certain Tylan contractual obligations. The Company expects that the integration of Tylan's operations into those of the Company will be substantially complete by December 31, 1998, following the completion of the Company's new facility currently being constructed in Allen, Texas. The ultimate execution of the Company's plans may result in an adjustment to the amounts preliminarily allocated to assets and liabilities and to amounts accrued for additional costs associated with the acquisition. The purchase price included at estimated fair value, current assets of $45,044, property and equipment of $22,759, other assets of $16,477 and liabilities of $22,042. Identifiable intangible assets were valued at $18,042 and included tradenames and patented and unpatented completed technology. These intangible assets are being amortized over their estimated useful lives ranging from six to ten years. The value of in-process research and development for which technical feasibility has not been achieved was $114,091 and was charged to earnings in the first quarter of 1997. The purchase was financed through the Company's Revolving Credit Facility as discussed in Notes H and I.

During 1997, the Company charged $14,801 of employee costs, $1,442 of facilities related costs, $1,284 of contract termination costs, and $5,815 of other integration expenses against the acquisition accruals. As of December 31, 1997, employment for 120 employees of the acquired companies, principally within general and administrative functions, had been terminated. As a result of the Company's plans to construct a new facility in Allen, Texas as noted above, the Company plans to exit its three existing Tylan manufacturing facilities in the United States; all of which are occupied under long-term lease agreements. Two of the facilities to be vacated are in California while the third facility is in the Allen, Texas area. The Company expects to pay severance and related costs for approximately 350 employees currently employed at the California sites. In addition, the Company expects to incur costs to settle its contractual obligations associated with the long-term lease agreements on the facilities from which it will be vacating. The Company believes that the remaining acquisition accruals at December 31, 1997 will be sufficient to satisfy its future obligations arising from the implementation of its integration plans.

The following table reflects unaudited pro forma combined results for 1996 of the Company, Amicon and Tylan on the basis that both acquisitions had taken place on January 1, 1996.

                                   1996

Revenues                           $    824,555
Net Income                          $   26,175
Net Income per common share -Basic  $   0.60
Shares used in computation              43,602


These pro forma results are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of 1996. Pro forma results for 1997 resulting from the acquisition of Tylan would not have been materially different from the results reported.

Note D - Basic and Diluted Earnings per Share

For 1997 basic and diluted earnings per share are the same as the Company was in a loss position. The effect of anti-dilutive securities in 1997 amounted to 788 shares. The following is a reconciliation for 1996 and 1995 of the numerators and denominators for basic and diluted earnings per share:

                                 Net Income     Shares         EPS
   1996
   Basic Earnings per share      $    43,622         43,602    $    1.00
   Effect      of      dilutive
   securities:
   Stock options                                          855
   Diluted Earnings per share    $    43,622         44,457    $    0.98
   1995
    Basic Earnings per share     $    85,354         44,985    $    1.90
       Effect    of    dilutive
   securities:
           Stock options                                  902
   Diluted Earnings per share    $    85,354         45,887    $    1.86

Note E - Stock Split and Increase In Authorized Common Shares

On June 8, 1995, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100 percent stock dividend, payable on July 21, 1995 to shareholders of record as of June 23, 1995. Par value per share remained at $1.00. The stock split resulted in the issuance of 28,494,000 additional shares of common stock from authorized but unissued shares. The issuance of additional shares resulted in the transfer of $23,603 from additional paid-in capital and $4,891 from retained earnings to common stock, representing the par value of the shares issued. Accordingly, all weighted average share and per share amounts, as well as stock plan data, have been restated to reflect the stock split. For purposes of presentation in the Consolidated Statements of Shareholders' Equity, the stock split has been accounted for as if it occurred on January 1, 1995.

At the Company's Annual Meeting on April 18, 1996, shareholders voted to adopt an amendment to the Company's restated Articles of Incorporation, increasing the number of authorized common shares from 80,000,000 to 120,000,000.

Note F - Inventories

Inventories at December 31, stated at the lower of first-in, first-out (FIFO) cost or market, consisted of the following:

                                    1997         1996
Raw materials                       $ 42,518    $ 27,502
Work in process
                                    16,545       16,310
Finished goods
                                    68,129       62,598
                                    $ 127,192   $ 106,410


Note G - Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

                                   1997              1996
Land                                    $8,750            $9,002
Leasehold improvements                  18,846            9,587
Buildings and improvements
                                   118,923           123,256
Production and other equipment
                                   223,720           240,612
Construction in progress                16,440            15,957

                                   386,679           398,414
Less: accumulated depreciation and
 amortization                      166,585           195,397
                                        $220,094          $203,017

Depreciation expense for the years ended 1997, 1996, and 1995 was $32,797, $27,972, and $27,478 respectively.

Note H - Notes Payable

Short-term borrowings and related lines of credit at December 31 are summarized as follows:

                                   1997           1996
Notes payable                           $165,576       $101,546
Unused lines of credit                  $214,424       $295,927
Average   amount  outstanding   at
month-end during the year               $226,379       $115,461
Maximum   amount  outstanding   at
month-end during the year               $392,817       $132,338
Weighted  average  interest   rate
during the year                    6.0%           5.6%
Weighted average interest rate  at
year-end                           6.1%           5.7%

On January 22, 1997, the Company entered into an unsecured revolving credit agreement ("the agreement") with a group of banks. The agreement allows for borrowings of up to $450,000 and expires on January 22, 2002. In July, 1997, the Company reduced the maximum funds available under the agreement from $450,000 to $350,000. Individual borrowings under the Revolving Credit Facility are made on terms not to exceed six months. At December 31, 1997 the Company had borrowings of $155,000 outstanding under this facility. Interest is payable on outstanding borrowings at a floating rate defined in the agreement as LIBOR plus a margin. The agreement also calls for a commitment fee at a rate ranging from .10 percent to .65 percent of the available facility. The exact amount of the margin and the commitment fee is dependent on the Company's debt rating. The agreement calls for the Company to maintain certain financial covenants in the areas of operating cash flow and interest coverage. At December 31, 1997 the Company also had $10,576 of other short-term borrowings.

Note I - Long-term Debt

Long-term debt at December 31 consisted of the following:
                                   1997            1996
7.23% unsecured notes due in 2002       $100,000        $ -
7.60% unsecured notes due in 2007       100,000         -
6.88% notes payable due in 2004
                                   100,000         100,000
Amounts  outstanding under  bridge      -
loan                                               124,397
Unrealized gain on revaluation  of
yen-denominated debt               (13,156)        (3,727)
Other notes payable to banks                 -
                                                   3,689
Long-term debt                          $ 286,844       $ 224,359

In March, 1997, the Company sold $100,000 of 7.23 percent unsecured notes due in 2002 and $100,000 of 7.60 percent unsecured notes due in 2007, pursuant to a public offering. Net proceeds from the offering of $197,950 were used to repay borrowings outstanding under the Company's revolving credit agreement. Interest on the new notes is payable semi-annually in April and October. At December 31, 1997, these rates have a fair value of $100,527 and $100,711, respectively. The $100,000 of 6.88 percent notes payable are due in 2004. Interest on these notes is payable semi-annually in March and September. The agreement calls for the Company to maintain certain financial covenants in the areas of operating cash flow and interest coverage. As these notes are not publicly traded, a determination of their fair value is not readily determinable. However, the Company believes that the carrying values approximates fair value.

As of January 1, 1994, the Company had partially hedged its foreign currency net asset exposure by entering into a currency swap which was to mature in 1995. Under the terms of the original swap, the Company exchanged $100,000 of dollar debt service obligations for foreign obligations of 9,936,000 Japanese yen and 33,193 German Deutche Marks (DM). In January, 1994, the Company closed out the yen-denominated swap and simultaneously exchanged $80,000 of dollar debt service obligations for a yen denominated obligation of 8,760,000 yen, which bears interest at a rate of 4.49 percent. This swap matures in 2004. In March, 1995, the Company paid $3,546 to close out the DM swap. This cash payment represented the cumulative effect of the foreign currency rate fluctuations over the life of the swap. In December, 1997, the Company entered into a currency swap maturing in 2003. Under the terms of this swap, the Company exchanged $30,000 of dollar debt service obligations for a yen-denominated obligation of 3,840,000 yen, which bears interest at a rate of 1.39 percent. The Company's foreign currency obligations had effective weighted average interest rates of 4.53 and 4.86 percent in 1997 and 1996, respectively. The effect of foreign currency exchange rate fluctuations resulting from the yen swap agreements open at December 31, 1997 are included in translation adjustments.

Amounts outstanding under the bridge loan at December 31, 1996 represent borrowings on a 90 day $250,000 bridge loan which was made available to the Company as temporary financing pending finalization of the Revolving Credit Facility discussed in Note H. Other notes payable to banks represent borrowings outstanding at an Amicon subsidiary acquired by the Company on December 31, 1996.

The Company capitalized interest costs associated with the construction of certain capital assets of $753 in 1997, $785 in 1996 and $929 in 1995. Interest paid on short-term and long-term debt during 1997, 1996, and 1995 amounted to $25,579, $12,171, and $11,481 respectively.


Note J - Foreign Exchange

A significant volume of the Company's business is transacted in currencies other than the U.S. dollar. This exposes the Company to risks associated with currency rate fluctuations which impact the Company's sales and net income. To partially mitigate this risk, the Company has entered into foreign currency transactions, forward and option contracts to sell yen, on a continuing basis in amounts and timing consistent with underlying currency exposure on inventory purchases so that the gains and losses on these transactions offset gains and losses on the underlying exposure. Realized gains of $4,374 in 1997, $2,687 in 1996, and a realized loss of $2,287 in 1995 relating to these contracts are included in cost of sales, partially offsetting the impact of foreign currency fluctuations.

At December 31, 1997, the Company has open option contracts to sell yen aggregating $40,480. These open contracts have an unrealized gain of $2,470 at December 31, 1997. All open contracts mature within 15 months.

Note K - Income Taxes

Income  taxes have been provided in accordance with the provisions of  SFAS  No.
109.  The Company's provisions for income taxes are summarized as follows:

                                       1997            1996           1995
   Domestic and foreign income  before
   income taxes:
           Domestic                         $(69,479)       $195           $51,933
           Foreign                          51,369          56,828         58,202
           Income before income taxes       $(18,110)       $57,023        $110,135

   Domestic   and  foreign  provisions
   for income taxes:
           Domestic                         $6,873          $(2,362)       $9,039
           Foreign                          13,011          15,427         14,642
           State                                 790             336       1,100
                                            $20,674         $13,401        $24,781

   Current   and  deferred  provisions
   for income taxes:
           Current                          $14,839         $21,613        $23,409
           Deferred                         5,835           (8,212)        1,372
                                            $20,674         $13,401        $24,781

A summary of the differences between the Company's consolidated effective tax rate and the United States statutory federal income tax rate is as follows:

                                      1997           1996           1995
   U.S. statutory income tax rate
                                      35.0%          35.0%          35.0%
   Puerto Rico tax rate benefits
                                      (4.0)          (6.4)          (4.8)
   Ireland tax rate benefits
                                      (8.2)          (11.0)         (5.2)
   State  income tax, net of  federal   .5             .4             .7
   income tax benefit
   Foreign  Sales Corporation  income
   not taxed                          (2.3)          (4.0)          (2.0)
   Tax credits                           -              -         (1.2)
   Change in valuation allowance         -              9.5            -
   Effective  tax rate applicable  to
   operations                         21.0           23.5           22.5
   Non-deductible     charge      for
   purchased research and
        development                   93.2           -              -
   Effective tax rate
                                      114.2%         23.5%          22.5%

Tax exemptions relating to Puerto Rico and Ireland operations are effective through 2004 and 2010, respectively. Income taxes paid (net of refunds) during 1997, 1996, and 1995 were $18,704, $24,228, and $9,999, respectively.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These earnings amounted to approximately $106,178 at December 31, 1997. If earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $26,544 would have been required.

At December 31, 1997, the Company has foreign tax credit carryforwards of approximately $7,300 that expire in the years 1998 through 2002. General business credit carryforwards of approximately $7,300 expire in the years 2001 through 2010. Net operating loss carryforwards of $30,212 expire in the year 2012. In addition, the Company has alternative minimum tax credit carryforwards of approximately $17,016 which can be carried forward indefinitely.

Significant components of the Company's net deferred tax assets are as follows:

                                       1997            1996
   Intercompany and inventory  related      $15,962         $12,734
   transactions
   Postretirement benefits other  than
   pensions                            3,605           3,500
   Tax  credits (including foreign tax
   credits on unremitted earnings)          50,064          55,586
   Net operating loss carryforwards                              -
                                       10,750
   Deferred    gain   on    sale    of
   securities                          8,750           -
   Divestiture related costs                     -          5,109
   Amortization of intangible assets        22,247          23,776
   Depreciation
                                       (3,756)         (3,381)
   Other, net
                                       3,273           (6,103)
                                            110,895         91,221
   Valuation allowance                      (22,135)        (22,135)
   Net deferred tax asset                   $88,760         $69,086

The valuation allowance is provided primarily against foreign tax credit carryforwards and foreign tax credits on unremitted earnings which can be utilized against future taxable income in the United States. Although realization is not assured, the Company believes it is more likely than not that the remainder of the deferred tax asset, net of the valuation allowance, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.


Note L - Legal Proceedings

On May 2, 1997, the Environmental Quality Board (EQB) of Puerto Rico served an administrative order on Millipore Cidra, Inc., a wholly-owned subsidiary of the Company. The administrative order (EQB order) generally alleges: (I) that the nitrocellulose filter membrane scrap produced by Millipore Cidra's manufacturing operations is a hazardous waste as defined in EQB regulations; (II) that Millipore Cidra, Inc. failed to manage, transport and dispose of the nitrocellulose membrane scrap as a hazardous waste; and (III) that such failure violated EQB regulations. The EQB order proposes penalties in the amount of $96,500 and orders Millipore Cidra, Inc. to manage the nitrocellulose membrane scrap as a hazardous waste. The Company believes that it has meritorious arguments, intends to vigorously contest the EQB order and believes that it should prevail.

Depending on the ultimate outcome of these proceedings (or if there are interim material adverse developments), the Company could be in violation of certain provisions contained in its $350,000 Revolving Credit Facility which, in turn would cause the Company to be in violation of the cross-default provisions of the $100,000 6.88 percent notes due in 2004, $100,000 7.23 percent notes due in 2002 and $100,000 7.60 percent notes due in 2007. Violation of these provisions would allow the lenders to require repayment on demand (or, in the case of the Revolving Credit Facility, restrict borrowings or re-borrowings). In any such event, the Company believes that it would be able to renegotiate the terms of its existing debt, although potentially on less favorable terms.

The Company and Waters Corporation have engaged in an arbitration proceeding and a related litigation in the Superior Court, Middlesex, Massachusetts, both of which commenced in the second quarter of 1995 with respect to the amount of assets required to be transferred by the Company's Retirement Plan in connection with the Company's divestiture of its former Chromatography Division in 1994. In the second quarter of 1996, Waters filed a Complaint in the Federal District Court of Massachusetts alleging that the Company's operation of the Retirement Plan violates ERISA and certain sections of the Internal Revenue Code. Judgements in the Company's favor were handed down by both the Massachusetts Superior Court and the Federal District Court in May 1997 and July 1997, respectively. Waters has appealed the federal court judgement. Although there can be no assurances of the outcome of any judicial appeal of this decision, or that federal agencies with jurisdiction over pension benefit transfers might not review this transaction independently, the Company believes that it will prevail in any such appeal or review.

The settlement to date of all environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company was named a potentially responsible party by the Environmental Protection Agency has been significant. Prior to 1995, the Company had paid $14,000 to settle claims at sites in which the Company was named a potentially responsible party. Due to the fact that Superfund sites at which the Company was named a potentially responsible party are in the late stages of remedy and a significant portion of the remedy cost has already been funded, the Company believes that its probable future financial obligation at December 31, 1997 will not materially affect its future operating results and liquidity. Amounts paid by the Company in 1997 and 1996 with respect to the Superfund obligations were insignificant.

The Company is also subject to a number of other claims and legal proceedings which, in the opinion of the Company's management, are incidental to the Company's normal business operations. In the opinion of the Company, although final settlement of these suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position.


Note M - Leases

Operating lease agreements cover sales offices, manufacturing and warehouse space, office equipment and automobiles. These leases have expiration dates through 2008. Certain land and building leases contain renewal options for periods ranging from one to ten years and purchase options at fair market value. Rental expense was $16,423 in 1997, $12,547 in 1996, and $11,397 in 1995. At
December 31, 1997 future minimum rents payable under noncancelable leases with initial terms exceeding one year were as follows:

     1998                                    $    14,910
     1999                                         11,292
     2000                                         8,786
     2001                                         5,497
     2002                                         4,063
     2003 - 2008                                  12,644

At December 31, 1997, the Company had long-term lease obligations at three Tylan manufacturing sites in the United States. As a result of the Company's announced plans to consolidate its Tylan U.S. operations into a single site in Allen, Texas, the Company plans to vacate these three Tylan facilities by December 31, 1998. Accordingly, future rents payable under these three leases are included in the table above for 1998 only. Costs expected to be incurred by the Company to vacate these premises prior to completion of each respective lease term are accrued as discussed in Note C.

Note N - Stock Plans

Stock Option Plans

The Company has two fixed option plans which reserve shares of common stock for issuance to key employees and directors, respectively. The Company also has a stock purchase plan which allows employees to purchase shares of the Company's common stock as discussed below. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock - Based Compensation." Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's net income and basic earnings per share would have been reduced by $2,112 or $.05 per share in 1997, and $1,015 or $.02 per share in 1996, and would have been unchanged for 1995. The weighted average fair value of options granted under the stock option plan was $11.13 in 1997, $12.48 in 1996, and $10.91 in 1995. The weighted average fair value of shares issued under the employee stock purchase plan was $4.61 in 1997, $3.97 in 1996, and $3.75 in 1995. The pro forma expense amounts assume that the fair value assigned to the option grants was amortized over the vesting period of the options, which is four years, while the fair value assigned to grants under the stock purchase plan is recognized in full at the date of grant.

The fair value of each option grant is estimated on the date of the grant using the Black - Scholes model with the following weighted average assumptions in 1997, 1996 and 1995: expected life of five years; expected volatility of 25% and an expected annual dividend increase of $.04 per year. The risk-free interest rate was 5.9 percent in 1997, 6.1 percent in 1996 and 5.5 percent in 1995. This rate approximated that of 5 year U.S. government interest bearing securities.

During 1996, the Company adopted the "1995 Combined Stock Option Plan", which replaced the "1985 Combined Stock Option Plan". The terms of the 1995 Plan are substantially similar to those of the 1985 Plan. In conjunction with the adoption of the 1995 Plan, shares authorized for issuance under the Plan were increased from 8,100,000 to 9,131,000. The Plan provides that the option price per share may not be less than the fair market value of the stock at the time the option is granted and that options must expire not later than 10 years from the date of grant. Stock activity under the Plan is presented as follows:

                                                   Weighted
                     Option      Option            Average
                     Shares      Price             Exercise
                                                   Price
                                                   Per Share

Outstanding      at  3,518,000   $9.72 -  $23.69   $17.96
December 31, 1994
     Granted         373,000     $37.63 -$37.63    $37.63
     Exercised       (885,000)   $ 9.72 - $23.69   $16.70
     Canceled        (66,000)    $16.88 - $23.69   $17.97
Outstanding      at  2,940,000   $13.56 - $37.63   $20.82
December 31, 1995
     Granted         461,000     $37.63 - $42.00   $41.30
     Exercised       (369,000)   $13.56 - $37.63   $17.41
     Canceled        (62,000)    $17.25 - $37.63   $25.06
Outstanding      at  2,970,000   $14.50 - $42.00   $24.33
December 31, 1996
     Granted         683,000     $36.94 - $44.13   $37.94
     Exercised       (302,000)   $14.50 - $37.63   $18.26
     Canceled        (24,000)    $17.44 - $42.00   $29.19
Outstanding      at  3,327,000   $14.50 - $44.13   $27.64
December 31, 1997

At December 31, 1997, 1996 and 1995, 2,000,000, 1,850,000 and  1,747,000 options were exercisable, respectively, under the Plan. The following table summarizes information about stock options under the Plan outstanding at December 31, 1997:

Options Outstanding                               Options Exercisable
                       Weighted
                       Average       Weighted
          Options      Remaining     Average                    Weighted
Range of  Outstanding  Contractual   Exercise     Exercisable   Average
Exercise  at 12/31/97  Life          Price        at 12/31/97   Exercise
Price                                                           Price
$14.50-   1,848,000    6 years       $18.62       1,725,000     $18.26
$23.69
$36.94-   1,479,000    9 years       $38.90       275,000       $39.15
$44.13
$14.50-   3,327,000                               2,000,000
$44.13

In  1995,  as  part  of the Company's broad-based open market  stock  repurchase program, the Company repurchased at market prices, 759,000 shares of common stock which had been issued to current employees and former employees of the divested businesses under the Company's stock option plan. The difference between the market price of the shares repurchased and the stock option exercise price was recognized as compensation expense and is included in the Company's 1995 consolidated statement of income or charged against accrued divestiture reserves.

Non-Employee Director Stock Option Plan

In 1990, a stock option plan for non-employee directors was approved by the Company's shareholders. Under this plan, each eligible director receives an option to purchase 4,000 shares of Millipore common stock on the date of his or her first election, and thereafter automatically receives an additional option to purchase 2,000 shares at the first board of directors meeting following the Annual Meeting of Shareholders. The plan provides that the option price per share may not be less then the fair market value of the stock at the time the option is granted. At December 31, 1997, 134,000 options are both issued and outstanding.

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

In 1997, 1996 and 1995, shares issued under the Plan were 33,000, 72,000, and 33,000, respectively. As of December 31, 1997, 262,000 shares of Millipore common stock were available for sale to employees under the Plan.

Incentive Plan for Senior Management

Under this plan, Millipore common stock is awarded to key members of senior management at no cost to them. The stock cannot be sold, assigned, transferred or pledged during a restriction period which is normally four years. Shares are subject to forfeiture should employment terminate during the restriction period.

The stock issued under the plan is recorded at its fair market value on the award date; the related deferred compensation is amortized to selling, general and administrative expenses over the restriction period. At the end of 1997, 1996, and 1995, 116,000, 119,000, and 109,000 shares, respectively, were outstanding under the plan. Plan expense was $657 in 1997, $559 in 1996, and $450 in 1995. As of December 31, 1997, 65,000 shares of Millipore common stock were available for future awards under this plan.

Note O - Employee Retirement Plans

Participation and Savings Plan

The Millipore Corporation Employees' Participation and Savings Plan (Participation and Savings Plan), maintained for the benefit of all U.S. employees, combines both a defined contribution plan (Participation Plan) and an employee savings plan (Savings Plan). Contributions to the Participation Plan are allocated among the U.S. employees of the Company who have completed at least two years of continuous service on the basis of the compensation they received during the year for which the contribution is made. The Savings Plan allows employees with one year of continuous service to make certain tax-deferred voluntary contributions which the Company matches with a 25 percent contribution (50 percent contribution for employees with 10 or more years of service). Total expense under the Participation and Savings Plan was $6,700 in 1997, $4,866 in 1996, and $4,512 in 1995.

Retirement Plan

The Company's Retirement Plan for Employees of Millipore Corporation (Retirement
Plan) is a defined benefit plan for all U.S. employees which provides benefits to the extent that assets of the Participation Plan, described above, do not provide guaranteed retirement income levels. Guaranteed retirement income levels are determined based on years of service and salary level as integrated with Social Security benefits. Employees are eligible under the Retirement Plan after one year of continuous service and are vested after five years of service. For accounting purposes, the Company uses the projected unit credit method of actuarial valuation. The actuarial method for funding purposes is the entry age normal method. The Company contributes annually to the Retirement Plan, subject to Internal Revenue Service and ERISA funding limitations. No contributions were required for 1997, 1996 and 1995.

The following table summarizes the funded status of the plan and amounts reflected in the Company's consolidated balance sheets at December 31. The projected benefit obligation was calculated using a discount rate of 7.0 percent in 1997 and 7.5 percent in 1996, and a salary progression rate of 5.0 percent in both years. The pension income was determined based on an expected long-term rate of return on assets of 8.0 percent in both years. Plan assets are invested primarily in mutual funds and money market funds.

Plan data as of December 31, 1997 and 1996 includes assets and obligations pertaining to employees of the Company's former Waters Division, as the assets subject to these former employees have not yet been transferred to Waters Corporation.

                                               1997        1996
Actuarial    present   value    of    benefit
obligations:
        Accumulated    benefit    obligation,
including  vested  benefits  of  $(6,921)  on  $  (7,162)  $  (6,195)
December  31, 1997 and $(5,990)  on  December
31, 1996
     Projected benefit obligation for service  $  (7,824)  $  (7,022)
rendered to date
     Plan assets at fair value                      8,794       7,657
      Plan  assets  in  excess  of  projected          970         635
benefit obligation
     Unrecognized net actuarial loss                2,542       3,268
     Unrecognized prior service cost                100          111
      Unrecognized net asset being  amortized
over 16.7 years                                (411)       (495)
       Prepaid   pension  cost  included   in   $   3,201   $   3,519
financial statements

                                       1997             1996             1995
Net  pension (expense)/income includes
the following components
     Service cost                           $    (270)       $    29          $    179
     Interest cost                               (523)            (499)            (471)
     Return on plan assets                       1,551            788              942
     Amortization and deferral              (1,076)               (420)            (630)
     Net pension (expense)/income           $    (318)       $    (102)       $    20


Postretirement Benefits Other Than Pensions

The Company sponsors several unfunded defined benefit postretirement plans covering all U.S. employees. The plans provide medical and life insurance
benefits  and  are,  depending  on  the  plan,  either  contributory   or   non-
contributory.


Net periodic postretirement benefit cost included the following components:


                                   1997            1996            1995
Service  cost-benefits  attributed      $    317        $    298        $    357
to service during the year
Interest   cost   on   accumulated
postretirement benefit obligation            418             453             548
Net amortization and deferral                                               (93)
                                   (166)           (205)
Net     periodic    postretirement      $    569        $    546        $    812
benefit cost

Summary information on the Company's plans as of December 31 is as follows:

                                   1997              1996
Accumulated postretirement benefit
obligation:
Retirees and dependents                 $(3,164)          $(4,029)
Fully    eligible   active    plan           (203)             (176)
participants
Other active plan participants
                                   (3,217)           (2,604)
Accrued   postretirement   benefit
obligation                         (6,584)           (6,809)
Unrecognized   gain   from    past
experience  different
      from  that assumed and  from
changes in assumptions             (3,587)           (3,126)
Accrued   postretirement   benefit      $(10,171)         $(9,935)
cost

The discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent as of December 31, 1997 and 7.5 percent as of December 31, 1996. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0 percent in 1997, declining gradually to 5.0 percent over 3 years, remaining level thereafter.

If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1997 would be increased by $834 while the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 would be increased by $118.

Note P - Business Segment Information

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

                           Americas       Europe         Asia/Pacific   Eliminations   Total
1997
Sales:
        Unaffiliated      $317,063       $222,452       $214,832            -         $754,347
customers
     Unaffiliated export:
                   Pacific
customers                  2,196                                                       2,196
                  European
customers                  2,376                                                       2,376
                     Total
unaffiliated               321,635        222,452        214,832        -              758,919
Transfer between areas     127,216        102,883        9,973     (240,072)           -
     Total sales        $ 448,851        $325,335      $224,805   $(240,072)         $758,919

Operating profits        $50,299        $64,070        $10,846        $    -         $125,215
General corporate expenses                                                             (10,017)
Purchased   research   and                                                             (114,091)
development expenses
Gain  on  sale  of  equity
securities                                                                             8,330
Interest expense, net
                                                                                       (27,547)
Loss before income taxes
                                                                                       $(18,110)
Identifiable assets       $586,401       $228,110       $151,751  $(220,287)          $745,975
Corporate assets                                                                            20,269
     Total assets                                                                           $766,244

1996
Sales:
        Unaffiliated      $215,875       $192,838       $208,229            -         $616,942
customers
     Unaffiliated export:
                   Pacific     839                                                         839
customers
                  European     954                                                         954
customers
                     Total
unaffiliated               217,668        192,838        208,229        -              618,735
Transfer between areas     112,474        68,535         10,880    (191,889)                -
          Total sales     $330,142       $261,373       $219,109  $(191,889)          $618,735
Operating profits         $75,843        $45,341        $13,994        $    -         $135,178
General corporate expenses
                                                                                       (6,455)
Purchased   research   and                                                                  (68,311)
development expenses
Gain  on  sale  of  equity
securities                                                                             5,329
Interest expense, net
                                                                                       (8,718)
Income before income taxes                                                                          $
                                                                                       57,023
Identifiable assets       $496,742       $212,132       $142,882  $ (215,734)         $636,022
Corporate assets                                                                            46,870
          Total assets                                                                      $682,892

                           Americas        Europe         Asia/Pacific    Eliminations   Total
1995
Sales:
       Unaffiliated      $202,717        $185,402       $204,895                       $593,014
customers
     Unaffiliated export:
            Pacific           553                                                           553
customers
           European           899                                                           899
customers
                     Total
unaffiliated               204,169         185,402        204,895                        594,466
Transfer between areas
                           95,267          46,602         14,267          (156,136)      -
          Total sales     $299,436        $232,004       $219,162   $(156,136)          $594,466
Operating profits        $  75,663       $  33,072      $  20,973       $    -         $129,708
General corporate expenses                                                               (10,632)
Interest expense, net                                                                    (8,941)
Income before income taxes                                                              $110,135
Identifiable assets      $409,750        $219,681       $174,468   $(301,308)          $502,591
Corporate assets                                                                       28,354
          Total assets                                                                $530,945


Report of Independent Accountants

     To the Shareholders and Directors of Millipore Corporation:

We have audited the accompanying consolidated balance sheets of Millipore Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millipore Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Boston, Massachusetts    Coopers & Lybrand L.L.P.
January 21, 1998, except for Note B,
for which the date is February 6, 1998.


Eleven-year Summary of Operations

Millipore Corporation
(In thousands, except per share 1997         1996        1995         1994        1993
data)
Net sales                       $ 758,919    $618,735    $594,466     $497,252    $445,366
Cost of sales                   342,237      249,443     243,849      212,675     193,575

Gross profit                    416,682      369,292     350,617      284,577     251,791
Selling,      general       and 245,585      202,140     195,026      159,591     145,647
administrative expenses
Research     and    development 55,899       38,429      36,515       34,327      34,952
expenses
Purchased      research       & 114,091      68,311      -            -           -
development expense
Restructuring charge            -            -           -            -           -

Operating income                1,107        60,412      119,076      90,659      71,192
Gain    on   sale   of   equity 8,330        5,329       -            -           -
securities
Other income (expense), net     -            -           -            (10,800)    -
Interest income                 2,937        2,780       1,682        4,091       4,069
Interest expense                (30,484)     (11,498)    (10,623)     (7,035)     (12,038)

(Loss)/Income  from  continuing
operations before income taxes  (18,110)     57,023      110,135       76,915     63,223
Provision for income taxes      20,674       13,401      24,781       17,306      14,225

(Loss)/Income  from  continuing
operations before extraordinary (38,784)     43,622      85,354       59,609      48,998
item
Earnings      (loss)       from -            -           -            -           (10,851)
discontinued operations
Loss     on     disposal     of -            -           -            (3,400)     -
discontinued operations

(Loss)/Income            before
extraordinary     item      and (38,784)     43,622      85,354       56,209      38,147
cumulative effect of change  in
accounting principle

Extraordinary   item-loss    on -            -           -            -           (3,544)
early extinguishment of debt

Cumulative effect of change  in
accounting
         for     postretirement -            -           -            -           -
benefits

Net (Loss)/Income               $ (38,784)   $43,622     $ 85,354     $ 56,209    $ 34,603

Net  income  per common  share-
BASIC:
       Income  from  continuing $    (0.89)  $     1.00  $     1.90   $     1.09  $     0.88
operations
       Net  income  per  common $    (0.89)  $     1.00  $     1.90   $     1.03  $     0.62
share
Net  income  per common  share-
DILUTED:
       Income  from  continuing $    (0.89)  $     0.98  $     1.86   $     1.07  $     0.87
operations
       Net  income  per  common $    (0.89)  $     0.98  $     1.86   $     1.01  $     0.62
share
Cash  dividends  declared   per   $   0.39    $     0.35 $   0.315    $   0.295   $   0.275
share
Weighted average common  shares
outstanding:
     Basic                      43,527       43,602      44,985       54,726      55,902
     Diluted                    43,527       44,457      45,887       55,644      56,049

Financial Data

Working capital                 $  47,535    $  95,512   $  90,337    $100,649    $232,865
Total assets                    766,244      682,892     530,945      536,980     728,573
Long-term debt                  286,844      224,359     105,272      109,327     110,067
Shareholders' equity            $148,994     $217,605    $226,475     $221,277    $461,154

The Company adopted SFAS No. 109 "Accounting for Income Taxes" during 1992 and restated tax provisions in 1991 and 1990.

Eleven-year Summary of Operations (continued)

Millipore Corporation

(In  thousands except  per  1992        1991         1990        1989         1988        1987
share data)
Net sales                   $427,188    $415,075     $380,983    $365,825     $347,267    $298,728
Cost of sales               195,462     194,557      170,049     165,979      161,613     138,587

Gross profit                231,726     220,518      210,934     199,846      185,654     160,141
Selling,    general    and  142,701     129,593      117,214     115,951      116,636     98,730
administrative expenses
Research  and  development  32,953      32,633       29,538       28,756      22,336        19,742
expenses
Purchased   research   and  -           -            -           -            -           -
development expense
Restructuring charge        -           -            17,103      -            -           -

Operating income            56,072      58,292       47,079      55,139       46,682      41,669
Gain  on  sale  of  equity  -           -            -           -            -           -
securities
Other   income  (expense),  (2,415)     -            -           3,149        -           -
net
Interest income             6,888       6,182        6,723       3,914        3,450        2,234
Interest expense            (14,692)    (13,984)     (10,418)     (8,543)     (6,543)     (3,432)

(Loss)/Income         from
continuing      operations  45,853      50,490       43,384      53,659       43,589      40,471
before income taxes
Provision for income taxes  10,317      14,570       13,629      11,619       10,955      10,040

(Loss)/Income         from
continuing      operations  35,536      35,920       29,755      42,040       32,634      30,431
before extraordinary item
Earnings    (loss)    from  2,715       18,645       (6,678)     10,462       22,751      17,993
discontinued operations
Loss   on   disposal    of  -           -            -           -            -           -
discontinued operations
(Loss)/Income       before
extraordinary   item   and
cumulative    effect    of  38,251      54,565       23,077      52,502       55,385      48,424
change    in    accounting
principle

Extraordinary item-loss on
early  extinguishment   of  -           -            -           -            -           -
debt
Cumulative    effect    of
change in accounting
       for  postretirement  (5,068)     -            -           -            -           -
benefits

Net (Loss)/Income           $33,183     $54,565      $23,077     $52,502      $55,385     $48,424

Net   income  per   common
share-BASIC:
          Income      from  $     0.63  $     0.64   $     0.53  $     0.74   $     0.58  $     0.54
continuing operations
     Net income per common  $     0.59  $     0.97   $     0.41  $     0.93   $     0.98  $     0.86
share
Net   income  per   common
share-DILUTED:
          Income      from  $     0.63  $     0.63   $     0.52  $    0.74    $    0.57   $     0.53
continuing operations
     Net income per common  $     0.58  $     0.95   $     0.40  $    0.92    $    0.97   $     0.84
share
Cash   dividends  declared  $   0.255   $   0.235    $   0.215   $  0.195     $  0.175    $   0.155
per share
Weighted  average   common
shares and equivalents:
     Basic                  56,484      56,588       56,614      56,646       56,658      56,688
     Diluted                56,763      57,227       57,064      57,109       57,330      57,566


Financial Data

Working capital             $220,378    $247,399     $225,039    $249,777     $251,825    $168,594
Total assets                764,950     766,582      700,415     605,388      545,523     452,387
Long-term debt              103,332     107,759      102,961     94,788       103,472     6,378
Shareholders' equity        $452,835    $464,496     $427,008    $403,827     $362,800    $327,604

Quarterly Results (Unaudited)

The Company's unaudited quarterly results are summarized below.
                            First       Second       Third       Fourth
(In  thousands, except per  Quarter     Quarter      Quarter     Quarter      Year
share data)
1997
Net sales                   $ 178,839   $192,498     $ 184,544   $ 203,038    $ 758,919
Cost of sales               80,634      86,424       82,372      92,807       342,237
        Gross profit        98,205      106,074      102,172     110,231      416,682
Selling,    general    and  59,777      63,273       58,965      63,570       245,585
administrative expenses
Research  and  development  13,151      15,003       14,353      13,392       55,899
expenses
Purchased   research   and  114,091     -            -           -            114,091
development expense
                 Operating  (88,814)    27,798       28,854      33,269       1,107
(loss)/income
Gain  on  sale  of  equity  1,769       -            5,304       1,257        8,330
securities
Interest income             761         636          708         832          2,937
Interest expense            (6,024)     (8,159)      (8,026)     (8,275)      (30,484)
         (Loss)  /  income  (92,308)    20,275       26,840      27,083       (18,110)
before income taxes
Provision for income taxes  5,454       3,894        5,637       5,689        20,674
          Net   (loss)   /  $ (97,762)  $ 16,381     $ 21,203    $ 21,394     $ (38,784)
income
Per share information
          Net   (loss)   /
income per share:
                Basic       $ (2.25)    $ 0.38       $ 0.49      $ 0.49       $ (0.89)
                Diluted     $ (2.25)    $ 0.37       $ 0.48      $ 0.48       $ (0.89)
Weighted  average   common
shares outstanding
                Basic       43,391      43,512       43,565      43,629       43,527
                Diluted     43,391      44,274       44,428      44,344       43,527


1996
Net sales                   $ 156,476   $ 161,928    $ 148,913   $ 151,418    $ 618,735
Cost of sales               61,946      65,412       60,774      61,311       249,443
        Gross profit        94,530      96,516       88,139      90,107       369,292
Selling,    general    and  50,140      52,059       50,226      49,715       202,140
administrative expenses
Research  and  development  9,409       9,741        9,610       9,669        38,429
expenses
Purchased   research   and  -           -            -           68,311       68,311
development expense
                 Operating  34,981      34,716       28,303      (37,588)     60,412
income/(loss)
Gain  on  sale  of  equity  -           -            2,858       2,471        5,329
securities
Interest income             713         661          660         746          2,780
Interest expense            (2,710)     (2,945)      (2,995)     (2,848)      (11,498)
         Income  /  (loss)  32,984      32,432       28,826      (37,219)     57,023
before income taxes
Provision  (benefit)   for  7,751       7,622        6,774       (8,746)      13,401
income taxes
          Net   income   /  $ 25,233    $ 24,810     $ 22,052    $ (28,473)   $ 43,622
(loss)
Per share information
          Net   income   /
(loss) per share:
                  Basic     $ 0.57      $ 0.57       $ 0.51      $ (0.66)     $ 1.00
                  Diluted   $ 0.56      $ 0.56       $ 0.50      $ (0.66)     $ 0.98
Weighted  average   common
shares outstanding
                  Basic     44,163      43,642       43,335      43,284       43,602
                  Diluted   45,112      44,534       44,118      43,284       44,457

Investor Information

          Registrar and Transfer Agent

     Bank Boston, N.A.
     c/o Boston EquiServe
     P.O. Box 8040
     Boston, Massachusetts 02266-8040

          Annual Meeting

     The Annual Meeting of Shareholders of Millipore Corporation will be held at our Bedford, Massachusetts facility (80 Ashby Road) on Thursday, April 16, 1998 at 11 a.m.

          Dividend Reinvestment

      An automatic dividend reinvestment program is available to shareholders. A descriptive brochure and authorization card are available on request.

          Reports

      Quarterly results are available through facsimile, voice mail, and the Internet, or on request from the Company. Form 10-K is filed annually with the Securities and Exchange Commission and is available on the Internet and on request from the Company. To receive the latest quarterly results through facsimile, call (800) 758-5804 (PIN# 101371); through voice mail call (800) 605-5249; through the Internet go to URL http://www.millipore.com. The 10-K is also available through that voice mail number and that Internet address. For other investor information, contact:

     Geoffrey E. Helliwell
     Director of Treasury Operations
     Millipore Corporation
     80 Ashby Road
     Bedford, Massachusetts 01730-2271
     (781) 533-2032

          Common Stock

      Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Millipore Stock Prices

Stock price data from the New York Stock Exchange is based on high and low sales
prices.   There were approximately 3,318 shareholders of record as  of  December
31, 1997.

                                                          Dividends Declared
                  Range of Stock Prices                   Per Share
                  1997                1996                1997      1996
                  High      Low       High      Low
First Quarter     $45.63    $38.88    $47.13    $36.00    $0.09     $0.08
Second Quarter    44.88     37.25     47.13     35.50     0.10      0.09
Third Quarter     51.88     41.06     43.13     33.88     0.10      0.09
Fourth Quarter    52.00     33.50     43.00     33.63     0.10      0.09